     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1996
                                                              FILE NOS. 33-
                                                                        811-3215
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/

                          PRE-EFFECTIVE AMENDMENT NO.                        / /
                          POST-EFFECTIVE AMENDMENT NO.                       / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /

                                AMENDMENT NO. 11                             /X/

                       (CHECK APPROPRIATE BOX OR BOXES.)
                            ------------------------

                           PANORAMA SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                              (Name of Depositor)
                            ------------------------

  1295 STATE STREET, SPRINGFIELD, MASSACHUSETTS        01111
   (Address of Depositor's Principal Executive       (Zip Code)
                     Offices)

        Depositor's Telephone Number, including Area Code (413) 744-8441
                            ------------------------

                           THOMAS F. ENGLISH, ESQUIRE
                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                               1295 STATE STREET
                        SPRINGFIELD, MASSACHUSETTS 01111
                     Name and Address of Agent for Service
                            ------------------------

                                   COPIES TO:
                             Michael Chong, Esquire
                  Massachusetts Mutual Life Insurance Company
                               140 Garden Street
                          Hartford, Connecticut 06154
                            ------------------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
        AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS FILING.
                            ------------------------

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933:
                            ------------------------

    PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY ELECTS TO REGISTER AN INDEFINITE NUMBER OF SECURITIES. THE AMOUNT OF THE FILING FEE IS $500.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       REGISTRATION STATEMENT ON FORM N-4
                             CROSS-REFERENCE SHEET

ITEM NO.
--------
              PART A  INFORMATION REQUIRED IN A PROSPECTUS
Item 1    Cover Page....................  Cover Page
Item 2    Definitions...................  Definitions
Item 3    Synopsis......................  Summary
Item 4    Condensed Financial
           Information..................  Condensed Financial
                                          Information
Item 5    General Description of
           Registrant...................  Massachusetts Mutual Life
                                          Insurance Company, Connecticut
                                           Mutual Financial Services,
                                           and the Fund/What is the
                                           Panorama Separate Account and
                                           How Does It
                                           Operate?/Summary/What are My
                                           Voting Rights?/Tell Me About
                                           Connecticut Mutual Financial
                                           Services, LLC
Item 6    Deductions and Expenses.......  Charges Under the
                                          Contracts/What is the Panorama
                                           Separate Account?/Tell Me
                                           About the Fund
Item 7    General Description of
           Variable Annuity Contracts...  The Contracts and the Panorama
                                          Separate Account
Item 8    Annuity Period................  Payment of Benefits
Item 9    Death Benefit.................  Payment of Benefits
Item 10   Purchases and Contract
           Value........................  Summary/Operation of the
                                          Contracts/Tell Me About MML
                                           Investors Services, Inc./
                                           Tell Me About Connecticut
                                           Mutual Financial Services,
                                           LLC
Item 11   Redemptions...................  Payment of Benefits
Item 12   Taxes.........................  Miscellaneous
Item 13   Legal Proceedings.............  Miscellaneous
Item 14   Table of Contents of the
           Statement of Additional
           Information..................  Statement of Additional
                                          Information/Table of Contents

 PART B  INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Item 15   Cover Page....................  Cover Page
Item 16   Table of Contents.............  Table of Contents
Item 17   General Information and
           History......................  Not applicable
Item 18   Services......................  The Investment Adviser and
                                           Administrator/Independent
                                           Public Accountants
Item 19   Purchase of Securities Being
           Offered......................  Purchase of Contracts/Sales
                                          Charges
Item 20   Underwriters..................  Underwriting Arrangements
Item 21   Calculation of Performance
           Data.........................  Investment Performance
                                          Calculations
Item 22   Annuity Payments..............  How Annuity Payments are
                                          Determined
Item 23   Financial Statements..........  Financial Statements

                       REGISTRATION STATEMENT ON FORM N-4
                         CROSS REFERENCE SHEET (CONT'D)

ITEM NO.
--------
                       PART C  OTHER INFORMATION

Item 24   Financial Statements and
           Exhibits.....................  Financial Statements and
                                          Exhibits
Item 25   Directors and Officers of the
           Depositor....................  Directors and Officers of
                                          Massachusetts Mutual Life
                                           Insurance Company
Item 26   Persons Controlled by or Under
           Common Control with the
           Depositor or Registrant......  Persons Controlled by or under
                                          Common Control with the
                                           Depositor or Registrant
Item 27   Number of Contract Owners.....  Number of Contract Owners
Item 28   Indemnification...............  Indemnification
Item 29   Principal Underwriters........  Principal Underwriters
Item 30   Location of Accounts and
           Records......................  Location of Accounts and
                                          Records
Item 31   Management Services...........  Management Services
Item 32   Undertakings..................  Undertakings

                                     PART A

                           PANORAMA SEPARATE ACCOUNT
                       INDIVIDUAL DEFERRED AND IMMEDIATE
                      VARIABLE ANNUITY CONTRACTS ISSUED BY
                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                 1295 STATE STREET, SPRINGFIELD, MASSACHUSETTS
                                  413-744-8441
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 13217
                          KANSAS CITY, MISSOURI 64199
                                 1-800-343-5629

                            ------------------------

                   QUALIFIED AND NON-QUALIFIED ANNUITY PLANS

    The individual variable annuity contracts described in this Prospectus are offered for use in connection with plans qualified under Section 401(a) or 403(a) of the Internal Revenue Code, amended, ("the Code"), annuity purchase plans adopted according to Section 403(b) or 408 of the Code, governmental plans and eligible state and other tax-exempt employer deferred compensation plans under Sections 414(d) and 457 of the Code, and individual non-tax-qualified retirement plans.

    Persons purchasing these contracts for use in connection with individual retirement annuity plans sponsored by Massachusetts Mutual Life Insurance Company ("MML") should see Appendix A for disclosures applicable to them.

    This Prospectus sets forth concise information about the Panorama Separate Account (the "Account") that a prospective investor should know before investing. A Statement of Additional Information concerning the Account has been filed with the Securities and Exchange Commission and is incorporated herein by reference. It may be obtained without charge either by a written request addressed to the Account at the above address, or by calling 1-800-234-5606, and asking for the Panorama Separate Account's Statement of Additional Information dated March 1, 1996.

                            ------------------------

THIS  PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR CONNECTICUT
    MUTUAL FINANCIAL SERVICES SERIES FUND  I, INC. WHICH CONTAINS A  FULL
       DESCRIPTION OF THAT FUND. THIS PROSPECTUS SHOULD BE READ AND
                               RETAINED FOR FUTURE REFERENCE.

                            ------------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION  PASSED
    UPON    THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.   ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

THE CONTRACTS DESCRIBED IN THIS PROSPECTUS ARE NOT DEPOSITS OR OBLIGATIONS OF,
    OR GUARANTEED OR ENDORSED  BY, ANY BANK, AND  ARE NOT INSURED BY  THE
       FEDERAL  DEPOSIT INSURANCE CORPORATION,  THE FEDERAL RESERVE
                                 BOARD, OR ANY OTHER AGENCY.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MARCH 1, 1996

                                  DEFINITIONS

    As used in this Prospectus the following terms have the indicated meanings:

    ACCOUNT:  Panorama Separate Account.

    ACCUMULATED VALUE:   the  value  of all  Accumulation  Units credited  to  a
contract.

    ACCUMULATION  UNIT:   an accounting  method used to  measure the  value of a
contract before Annuity Payments begin.

    ANNUITANT:  the person on whose life the Annuity contract is issued.

    ANNUITY: a contract promising a series of payments for life; for life with either a minimum number of payments or a determinable unit refund benefit; for the joint lifetime of the Annuitant and another person and thereafter during the lifetime of the survivor (life Annuity Payments) or for a period not measured by a life or lives (non-life Annuity Payments).

    ANNUITY PAYMENTS:   the  periodic payments  made to  an Annuitant  or  other
person.

    ANNUITY SERVICE CENTER: The offices of MML's Administrative Agent at P.O. Box 13217, Kansas City, Missouri 64199.

    ANNUITY UNIT: an accounting method used to calculate the amount of variable life Annuity Payments.

    CONTRACT MATURITY DATE: the date on which Annuity Payments are scheduled to commence.

    CONTRACT OWNER:  See Owner.

    DEFERRED ANNUITY:   an Annuity in  which Annuity Payments  commence at  some
time in the future.

    FIXED  ANNUITY:    an  Annuity providing  for  payments  which  remain fixed
throughout the payment period.

    FUND: Connecticut Mutual Financial Services Series Fund I, Inc., is a registered open-end diversified management investment company, which offers investment alternatives through its nine classes of shares. Four of these classes of shares (or Portfolios) are available under the Contract including the following Portfolios: Money Market; Income; Total Return; and Growth. Each Portfolio is managed for investment purposes as if it were a separate investment company issuing its own shares.

    IMMEDIATE  ANNUITY:    an  Annuity   in  which  Annuity  Payments   commence
immediately.

    OWNER: the owner specified in the contract. The owner may be the Annuitant, an employer, a trust or any other entity.

    PLAN: a retirement plan under which benefits are to be provided pursuant to an Annuity.

    PORTFOLIO:  one of the classes of common stock of the Fund.

    PURCHASE PAYMENTS:  amount paid to MML by or on behalf of an Annuitant.

    SURRENDER  VALUE:    the  cash  value payable  to  the  Contract  Owner upon
termination of the contract.

    SYSTEMATIC WITHDRAWALS:   the withdrawal  of fixed dollar  amounts from  the
contract at regular intervals.

    VALUATION DATE: a day on which the common stock of the Portfolios of the Fund is valued.

    VALUATION PERIOD: the period, consisting of one or more days, beginning with a day following a Valuation Date and ending on the next succeeding Valuation Date. Generally, any day on which the New York Stock Exchange ("NYSE") and Massachusetts Mutual Life Insurance Company are open for business, except any day on which trading on the NYSE is restricted due to the existence of an emergency as determined by the SEC or other regulatory authority.

    VARIABLE ANNUITY: an Annuity in which the sum available for payments or the payments vary in amount in accordance with the investment experience of a separate account.

                               TABLE OF CONTENTS

DEFINITIONS...........................................................................         ii
SUMMARY...............................................................................          1
PANORAMA SEPARATE ACCOUNT FEE TABLE
Immediate Contracts...................................................................          3
PANORAMA SEPARATE ACCOUNT FEE TABLE
Deferred Contracts....................................................................          3
PANORAMA SEPARATE ACCOUNT OF
 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
CONDENSED FINANCIAL INFORMATION.......................................................          5
THE CONTRACTS AND THE PANORAMA SEPARATE ACCOUNT.......................................          6
  What are the Panorama contracts?....................................................          6
  Who can buy these contracts?........................................................          7
  Are there special considerations if I purchase a contract in connection with an
   IRA?...............................................................................          7
  What is the Panorama Separate Account and how does it operate?......................          7
  May I transfer assets among sub-accounts?...........................................          8
  May I make transfers between sub-accounts on a regularly scheduled basis?...........          9
CHARGES UNDER THE CONTRACTS...........................................................         10
  How are charges determined under these contracts?...................................         10
  How much are the deductions for sales charges under deferred contracts?.............         10
  What are the deductions for sales charges under immediate contracts?................         10
  What do the sales charges cover?....................................................         11
  What are the Annual Maintenance Charge and the Transaction Charge and what do they
   cover?.............................................................................         11
  Are all contracts subject to these charges?.........................................         11
  Are the sales charges ever waived?..................................................         11
  What is the mortality and expense risk charge?......................................         11
  How much are the deductions for premium taxes on these contracts?...................         12
OPERATION OF THE CONTRACTS............................................................         12
  How is my Purchase Payment credited?................................................         12
  May I make changes in the amounts of my Purchase Payments?..........................         13
  What happens if I fail to make Purchase Payments?...................................         13
  May I assign or transfer my contract?...............................................         13
  How do I know what my deferred contract is worth?...................................         13
  How is the Accumulation Unit value determined?......................................         13
  How are the underlying Portfolio shares valued?.....................................         13
PAYMENT OF BENEFITS...................................................................         14
  What would my beneficiary receive as death proceeds?................................         14
  What contract options are available if the Annuitant ceases to be eligible under a
   retirement plan?...................................................................         14
  How can a deferred contract be redeemed or surrendered?.............................         14
  May I make withdrawals on a regularly scheduled basis?..............................         14
  May I surrender my contract once life Annuity Payments have started?................         15
  Are there special restrictions if I participate in the Texas Optional Retirement
   Program?...........................................................................         15
  Are there restrictions under Section 403(b) plans?..................................         15
  Can payment of the redemption or Surrender Value ever be postponed?.................         15
  What Annuity options are available under deferred contracts?........................         15
  What is the minimum amount that I may use for an Annuity option?....................         16
  What are the available Annuity options under deferred contracts?....................         16

  Are there any other options available at retirement under deferred contracts?.......         17
  What are the available optional retirement forms under an immediate contract?.......         17
  How are Annuity Payments determined?................................................         17
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, MML INVESTORS SERVICES, INC., CONNECTICUT
 MUTUAL FINANCIAL SERVICES, LLC, AND THE FUND.........................................         17
  Tell me about Massachusetts Mutual Life Insurance Company...........................         17
  Tell me about MML Investor Services, Inc............................................         18
  Tell me about Connecticut Mutual Financial Services, LLC............................         18
  Tell me about the Fund..............................................................         18
PERFORMANCE DATA......................................................................         19
  How are yields and total returns calculated for the sub-accounts?...................         19
MISCELLANEOUS.........................................................................         20
  What are my voting rights?..........................................................         20
  Tell me about the Sub-Administrator.................................................         20
FEDERAL TAX STATUS....................................................................         21
  Introduction........................................................................         21
  Tax Status Of MML...................................................................         21
TAXATION OF CONTRACTS IN GENERAL......................................................         21
  Penalty Taxes.......................................................................         22
  Annuity Distribution Rules of Section 72(S).........................................         22
  Tax Withholding.....................................................................         22
  Tax Reporting.......................................................................         23
  Taxation of Qualified Plans, TSAs and IRAs..........................................         23
  Taxation of Section 457 Plans.......................................................         24
  Are there any material legal proceedings affecting the Account?.....................         24
STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS.....................................................................         25
APPENDIX A
IRA DISCLOSURE STATEMENT..............................................................        A-1

                                    SUMMARY

CONTRACTS OFFERED

    The contracts offered by this Prospectus are individual variable Annuity contracts for use in conjunction with both tax-qualified and non-tax-qualified plans. They are offered as periodic payment deferred, single payment deferred and immediate contracts. The maximum issue age for deferred and immediate contracts is age 75. The minimum initial purchase payment on a deferred contract is $500. For an immediate contract the minimum purchase payment is $10,000. From time to time the required minimum purchase payment may be reduced. However, this minimum initial purchase payment may be waived in the case of certain group-billed arrangements or Automatic Investment Plans, in which case the minimum contribution will be $40 per month per participant. All contracts allow participation in all of the sub-accounts of the Account.

    Each sub-account is invested in a corresponding Portfolio of the Fund. Four Fund Portfolios are available and each has a different investment policy. OppenheimerFunds, Inc., ("Oppenheimer") is the investment adviser to each of the four Portfolios. Oppenheimer is an indirect subsidiary of Massachusetts Mutual Life Insurance Company ("MML"). Oppenheimer continuously reviews and, from time to time, changes the portfolio holdings of each of the Portfolios in pursuit of the objective of each Portfolio. MML is the sponsor of the Fund and of each Portfolio.

    The investment objective of each available Portfolio is as follows:

    MONEY MARKET PORTFOLIO -- to achieve as high a level of current income as is consistent with preservation of capital and maintenance of liquidity by investing in money market instruments;

    INCOME PORTFOLIO -- to obtain a high level of current income consistent with prudent investment risk and preservation of capital by investing primarily in fixed-income debt securities anticipated to have an average maturity of eight to twelve years from date of purchase;

    TOTAL RETURN PORTFOLIO -- to maximize over time the return achieved from capital appreciation and income by varying the allocation of the assets of the Portfolio among common stocks, corporate bonds, securities issued by the U.S. Government and its instrumentalities and money market instruments of the type acquired respectively by the Growth Portfolio, the Income Portfolio and the Money Market Portfolio;

    GROWTH PORTFOLIO -- to achieve long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings.

    For  a more  complete description  of the  investment objectives, underlying
securities  and  risk   considerations  of  the   Portfolios,  please  see   the
accompanying prospectus of the Fund.

SALES CHARGES

    No deductions are made from Purchase Payments under deferred contracts, except for premium taxes where applicable. Rather, a deduction for sales charges, if applicable, under deferred contracts is taken from the proceeds of redemptions or amounts applied to provide variable Annuity Payments.

    During the first ten (10) 12-month periods ("contract years") that a deferred contract is in existence, the deduction applies against the total amount redeemed in excess of 10% of the Accumulated Value of the contract as of the close of business on December 31st of the prior calendar year. Sales charges decrease over this ten-year period. If a redemption is made before the beginning of the sixth contract year, a sales charge of 5% is assessed on the redemption proceeds that are in excess of the 10% allowable amount. A 4% sales charge is assessed in the sixth through the tenth contract year. No sales charges are assessed after the tenth contract year.

    In addition, there are two circumstances where the commencement of variable Annuity Payments gives rise to a sales charge. First, amounts paid under the non-life variable Annuity option (Option E on page ) are treated as partial redemptions for purposes of deducting sales charges, as set forth above. Second, if payments under a variable life Annuity option commence during the first three
(3)
years after the contract is issued, a reduced sales charge applies. The maximum sales charge, which would occur if the amount was paid in the first year, is 3% of the amount applied to provide a variable payout. The charges decrease to 2% in the second year, 1% in the third year, and are no longer assessed after the end of the third year.

    A deduction for sales charges under single payment immediate Annuity contracts is taken from the Purchase Payment. A policy fee of $70 is also deducted from the Purchase Payment, as are any applicable premium taxes. The deduction for sales charges as a percentage of the amount remaining after deduction of the Policy Fee and any premium taxes is 3% of the first $10,000, 2% of the next $90,000, and 1% of amounts over $100,000.

    Charges assessed in the manner outlined above and paid to Connecticut Mutual Financial Services, LLC ("CMFS") may not be enough to cover expenses associated with the sale of the contracts. In this event, expenses will be paid by CMFS, with any shortfall being met from the general corporate funds of the CMFS, including any capital contributions made by MML.

OTHER CHARGES

    There are other charges and deductions from the current value of the assets in the Account. These charges include deductions for the mortality and expense risk, the charge for the Annual Maintenance Fee on a deferred contract, and the possible imposition of a Transaction Charge which is currently being waived under certain specified conditions. (See "CHARGES UNDER THE CONTRACTS," page , for a detailed discussion of the charges and deductions).

REDEMPTION

    Prior to the commencement of life Annuity Payments, a deferred contract may be surrendered or redeemed in part by a written request from the Owner to MML. (See "PAYMENT OF BENEFITS -- How can a deferred contract be redeemed or
surrendered?" on page   ).

PENALTY TAX ON PREMATURE DISTRIBUTIONS

    An Owner who withdraws the proceeds from the Account may be subject to a 10% penalty tax. (See "What are some of the Federal tax consequences which affect
these contracts?" on page   ).

TEN-DAY FREE LOOK OPPORTUNITY

    Subject to applicable state laws the contract may be surrendered by the Owner within ten (10) days (unless a different period is specified under applicable law) after purchase without incurring a sales charge.

                      PANORAMA SEPARATE ACCOUNT FEE TABLE
                              IMMEDIATE CONTRACTS

                                                                  MONEY                             TOTAL
                                                                 MARKET           INCOME           RETURN           GROWTH
                                                               SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                                                             ---------------  ---------------  ---------------  ---------------
OWNER TRANSACTION EXPENSES
Sales Load Imposed on Purchase.............................            3%               3%               3%               3%
Transfer Fee...............................................            0                0                0                0
One-Time Policy Fee                                                      ------------------------------------------
 (deducted from Purchase Payment)..........................                            $70 per policy
                                                                         ------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
 (AS A % OF AVERAGE ACCOUNT VALUE)
Mortality and Expense Risk Fees............................         0.73%            0.73%            0.73%            0.73%
                                                                     ---              ---              ---              ---
Total Separate Account Annual Expenses.....................         0.73%            0.73%            0.73%            0.73%
                                                                     ---              ---              ---              ---


                                                                  MONEY                             TOTAL
                                                                 MARKET           INCOME           RETURN           GROWTH
                                                                PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                             ---------------  ---------------  ---------------  ---------------
PORTFOLIO ANNUAL EXPENSES
 (AS A % OF AVERAGE NET ASSETS)
Management Fee.............................................          .50%             .59%            .553%            .613%
Other Expenses.............................................          .07%             .06%            .037%            .047%
                                                                     ---              ---              ---              ---
Total Portfolio Annual Expenses............................          .57%             .65%             .59%             .66%
                                                                     ---              ---              ---              ---
                                                                     ---              ---              ---              ---

    The purpose of this table is to assist the Owner in understanding the various costs and expenses that an Owner will bear directly and indirectly. The table reflects charges and expenses of the Account as well as the Portfolio for the year ended December 31, 1995; future expenses may be higher or lower. For more information on the charges described in this table, see "CHARGES UNDER THE CONTRACTS" on page 10, and the prospectus for the Fund which accompanies this Prospectus. Premium taxes will be deducted from some contracts, in accordance with applicable state law.

                      PANORAMA SEPARATE ACCOUNT FEE TABLE
                               DEFERRED CONTRACTS

                                                                  MONEY                             TOTAL
                                                                 MARKET           INCOME           RETURN           GROWTH
                                                               SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                                                             ---------------  ---------------  ---------------  ---------------
OWNER TRANSACTION EXPENSES
Sales Load Imposed on Purchases............................            0                0                0                0
Maximum Contingent Deferred Sales Load (as a % of Policy
 Value Withdrawn)..........................................            5%               5%               5%               5%
Surrender Fees.............................................            0                0                0                0
Transaction Charge.........................................          $10               $10              $10              $10
                                                                         ------------------------------------------
ANNUAL MAINTENANCE CHARGE                                                              $40 per policy
                                                                         ------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
 (AS A % OF AVERAGE ACCOUNT VALUE)
Mortality and Expense Risk Fees............................          0.73   %         0.73   %         0.73   %         0.73   %
                                                                      ---              ---              ---              ---
Total Separate Account Annual Expenses.....................          0.73   %         0.73   %         0.73   %         0.73   %
                                                                      ---              ---              ---              ---

                                                                  MONEY                             TOTAL
                                                                 MARKET           INCOME           RETURN           GROWTH
                                                                PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                             ---------------  ---------------  ---------------  ---------------
PORTFOLIO ANNUAL EXPENSES
 (AS A % OF AVERAGE NET ASSETS)
Management Fee.............................................          .50%             .59%            .553%            .613%
Other Expenses.............................................          .07%             .06%            .037%            .047%
                                                                     ---              ---              ---              ---
Total Portfolio Annual Expenses............................          .57%             .65%             .59%             .66%
                                                                     ---              ---              ---              ---
                                                                     ---              ---              ---              ---

    The purpose of this table is to assist the Owner in understanding the various costs and expenses that an Owner will bear directly and indirectly. The table reflects charges and expenses of the Account as well as the Portfolio for the year ended December 31, 1995; future expenses may be higher or lower. For more information on the charges described in this table, see "CHARGES UNDER THE CONTRACTS" on page 10 and the prospectus for the Fund which accompanies this Prospectus. Premium taxes will be deducted from some contracts, in accordance with applicable state law.

EXAMPLES

    An Owner of the contract would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets,

    1.  If you surrender your contract at the end of the applicable time period:

                                                                         1 YEAR     3 YEARS    5 YEARS   10 YEARS
                                                                        ---------  ---------  ---------  ---------
Growth Sub-Account....................................................  $   67.55  $   99.00  $  137.99  $  235.09
Money Market Sub-Account..............................................  $   66.70  $   96.41  $  133.59  $  225.83
Income Sub-Account....................................................  $   67.45  $   98.69  $  137.47  $  234.00
Total Return Sub-Account..............................................  $   66.85  $   96.87  $  134.37  $  227.47

    2.  If you annuitize your contract at the end of the applicable time period:

                                                                          1 YEAR     3 YEARS    5 YEARS   10 YEARS
                                                                         ---------  ---------  ---------  ---------
Growth Sub-Account.....................................................  $   46.84  $   60.05  $   84.48  $  184.44
Money Market Sub-Account...............................................  $   45.96  $   57.35  $   79.85  $  174.73
Income Sub-Account.....................................................  $   46.74  $   59.73  $   83.94  $  183.30
Total Return Sub-Account...............................................  $   46.13  $   57.83  $   80.67  $  176.45

    3.  If you do NOT surrender or annuitize your contract:

                                                                          1 YEAR     3 YEARS    5 YEARS   10 YEARS
                                                                         ---------  ---------  ---------  ---------
Growth Sub-Account.....................................................  $   15.78  $   48.97  $   84.48  $  184.44
Money Market Sub-Account...............................................  $   14.89  $   46.25  $   79.85  $  174.73
Income Sub-Account.....................................................  $   15.87  $   48.65  $   83.94  $  183.30
Total Return Sub-Account...............................................  $   15.04  $   46.73  $   80.67  $  176.45

    THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND THE ACTUAL EXPENSES PAID MAY BE GREATER OR LESSER THAN THOSE SHOWN.

                          PANORAMA SEPARATE ACCOUNT OF
                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                        CONDENSED FINANCIAL INFORMATION

    (The audited financial statements for the year ended December 31, 1995 are included in the Statement of Additional Information, which is incorporated by reference in this Prospectus.)

                            ACCUMULATION UNIT VALUES

                            DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,
                              1986          1987          1988          1989          1990          1991          1992
                          ------------  ------------  ------------  ------------  ------------  ------------  ------------
SUB-ACCOUNT
Income
  Qualified.............  $   2.033798  $   2.054562  $   2.200132  $   2.487982  $   2.615843  $   3.072358  $   3.267301
  Non-Qualified.........      1.907542      1.927016      2.063561      2.333544      2.453465      2.881652      3.064477
Growth
  Qualified.............      2.522380      2.510333      2.852420      3.845654      3.516048      4.800445      5.354570
  Non-Qualified.........      2.263248      2.252434      2.559376      3.450568      3.154832      4.307275      4.804471
Money-Market
  Qualified.............      1.480344      1.562830      1.663746      1.800207      1.929917      2.025824      2.078427
  Non-Qualified.........      1.480344      1.562830      1.663746      1.800207      1.929917      2.025824      2.078427
Total Return
  Qualified.............      1.898691      1.965243      2.178012      2.659125      2.652928      3.391910      3.710830
  Non-Qualified.........      1.810806      1.874284      2.077204      2.536068      2.530171      3.234955      3.539112

ACCUMULATION UNITS OUTSTANDING
Income
  Qualified.............     7,357,728     7,840,303     8,653,238    10,203,747    11,292,500    12,036,628    14,143,333
  Non-Qualified.........     2,270,079     2,446,575     2,802,336     3,400,958     3,549,129     4,861,572     6,574,546
Growth
  Qualified.............     8,644,799     9,880,754     8,982,917     9,141,764     9,509,994    10,641,800    12,433,926
  Non-Qualified.........     2,382,439     2,706,988     2,302,616     2,206,724     2,625,671     3,012,101     4,143,844
Money Market
  Qualified.............    14,929,594    19,863,472    23,605,954    28,045,051    33,570,489    29,261,142    22,097,803
  Non-Qualified.........     3,816,560     5,368,341     6,857,008     8,100,278     9,916,368     8,410,761     6,486,440
Total Return
  Qualified.............    56,688,589    66,313,216    66,722,916    66,070,313    68,016,583    70,304,994    79,608,133
  Non-Qualified.........    16,109,741    19,331,433    18,528,604    17,350,244    18,906,950    20,117,223    26,163,888

                            DEC. 31,      DEC. 31,      DEC. 31,
                              1993          1994          1995
                          ------------  ------------  ------------
SUB-ACCOUNT
Income
  Qualified.............  $   3.636070      3.465955      4.078803
  Non-Qualified.........      3.410353      3.250807      3.825614
Growth
  Qualified.............      6.441387      6.374619      8.706503
  Non-Qualified.........      5.779640      5.719724      7.812045
Money-Market
  Qualified.............      2.118784      2.183169      2.287780
  Non-Qualified.........      2.118784      2.183169      2.287780
Total Return
  Qualified.............      4.275618      4.183148      5.171950
  Non-Qualified.........      4.077758      3.989561      4.932613
ACCUMULATION UNITS OUTST
Income
  Qualified.............    15,073,893    13,871,625    12,557,687
  Non-Qualified.........     7,908,608     7,418,128     6,881,942
Growth
  Qualified.............    14,737,084    17,220,047    19,024,051
  Non-Qualified.........     5,804,690     8,112,342    10,364,426
Money Market
  Qualified.............    17,590,977    16,994,675    16,334,145
  Non-Qualified.........     5,512,931     6,528,538     6,227,229
Total Return
  Qualified.............    89,157,511    95,758,769    96,555,427
  Non-Qualified.........    34,510,874    41,329,166    41,857,538

                THE CONTRACTS AND THE PANORAMA SEPARATE ACCOUNT

WHAT ARE THE PANORAMA CONTRACTS?

    The variable Annuity contracts offered through the Panorama Separate Account (the "Account") are designed to help Contract Owners reach their retirement goals. There are no deductions from Purchase Payments under a deferred contract so the entire Purchase Payment is invested in the sub-account selected. In a single premium immediate contract, the Purchase Payment net of the sales charge is used to provide an immediate Annuity. Monies in a particular sub-account (i.e., the Income Sub-Account) are invested in shares of the underlying investment option or Portfolio having the same name (i.e. the Income Portfolio). Four Portfolios, each with a distinct investment objective, are available. You pick the Portfolio you wish. You may use any or all of them. You determine the percentage of your Purchase Payments that are put into each Portfolio. You may transfer assets among the Portfolios. The result is an investment program selected to meet your specific and, perhaps, changing investment needs.

    The Fund's shares are also offered to certain separate accounts funding variable life insurance policies offered by MML or C.M. Life or by unaffiliated insurance companies. Although we do not anticipate any inherent difficulties arising from the Fund offering its shares to issuers of both variable annuities and variable life insurance policies, it is possible that due to differences in tax treatment or other considerations, the interest of owners of various contracts participating in the Fund might at some time be in conflict. The Board of Directors of the Fund, the Fund's Investment Advisors and the insurance companies whose separate accounts are investing in the Fund are required to monitor events to identify any material conflicts that arise.

    During the payout or Annuity phase of the contract, Annuity Payments will vary in accordance with the investment performance of the Portfolios selected. The contract allows the Owner to change Portfolios after Annuity Payments have commenced. This means the Owner is not required to pick a set of investment objectives in advance and hope they remain valid for the life of the contract.

    There are some limitations on the frequency with which selections may be made and there are administrative charges for transferring assets from one Portfolio to another. These limitations are described below and in the Statement of Additional Information. (See "CHARGES UNDER THE CONTRACTS" on page 10 for a description of the charges for redeeming a contract and other charges made under the contracts.)

    Annuity Payments under a deferred contract normally commence on a Contract Maturity Date which you elect on your application. The earliest Contract Maturity Date you may choose is presented in the following table.

                     ANNUITANT'S AGE       EARLIEST CONTRACT
    PLAN TYPE            AT ISSUE            MATURITY DATE
-----------------  --------------------  ----------------------
  Non-Qualified        Under age 60              Age 65
                     Age 60 or older       5 years after the
                                          contract issue date

    Qualified        Under age 54 1/2          Age 59 1/2
                   Age 54 1/2 or older     5 years after the
                                          contract issue date

    Regardless of the Contract Maturity Date elected on your application, you may choose to receive Annuity Payments at any time prior to the elected Contract Maturity Date, or you may delay the commencement up to ten (10) years after that date. Such a change must be made in writing prior to the Contract Maturity Date elected on your application.

WHO CAN BUY THESE CONTRACTS?

    Variable Annuity contracts are offered for use in connection with plans qualified under Sections 401(a) or 403(a) of the Code, including plans established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended, known as "Keogh" or "H.R. 10 Plans" ("Qualified Plans"); annuity purchase plans ("TSAs") adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; Individual Retirement Annuities ("IRAs") under Section 408 of the Code;
and governmental plans as defined in Section 414(d) of the Code, including employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and certain eligible deferred compensation plans of those and other tax-exempt entities as defined in Section 457 of the Code. These contracts may also be used in conjunction with retirement plans which are not qualified under these sections. Joint ownership of a contract is not permitted. The maximum issue age for immediate and deferred contracts is age
75. The Purchase Payment for the immediate contract may not exceed $1,000,000 without the prior approval of MML.

ARE THERE SPECIAL CONSIDERATIONS IF I PURCHASE A CONTRACT IN CONNECTION WITH AN IRA?

    The contract can be used to establish a contributory IRA, or a contribution may represent a transfer or rollover from an existing IRA. Annual contributions can also be made in conjunction with an IRA established to accept rollovers from other types of tax-qualified plans, but all amounts will be commingled. As a result, such an IRA would not be considered a conduit IRA, and no future transfer or rollover could be made to any tax-qualified plan other than another IRA.

    If you wish to set up a spousal IRA, subject to the $500 minimum, you will need to purchase a separate Panorama contract for the spousal IRA. After the Tax Reform Act of 1986, the tax-deductibility of IRA contributions depends on certain factors, such as participation in other tax-qualified plans. You should consult a competent tax adviser for rules regarding deductibility. (See also the "IRA DISCLOSURE STATEMENT" on page A-1 of the Appendix to this Prospectus for more information.)

WHAT IS THE PANORAMA SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

    Panorama Separate Account was established on June 23, 1981, in accordance with authorization by the Board of Directors of Connecticut Mutual Life
Insurance Company ("CML"). On March 1, 1996, CML merged with and into Massachusetts Mutual Life Insurance Company ("MML"). CML was a Connecticut mutual life insurance company originally chartered by a special act of the Connecticut General Assembly in 1846. Prior to the merger CML was the nation's sixth oldest life insurance company. Upon the merger, CML's existence ceased and MML became the surviving company under the name Massachusetts Mutual Life Insurance Company. As a result of the merger, the Separate Account became a separate account of MML. In approving the merger, the boards of directors of MML and CML determined that the merger of two financially strong mutual life insurance companies would result in an overall enhanced capital position and reduced expenses, which, together, would be in the long-term interests of policyholders. On January 26, 1996, 95.76% of the policyholders of MML and 95.75% of the insured of MML, each voting as a separate class, voted to approve the merger. On January 27, 1996, 94.0% of the policyholders of CML and 94.27% of the members of CML, each voting as a separate class, voted to approve the merger. In addition, the Connecticut Insurance Department and the Massachusetts Division of Insurance have approved the merger.

    All of the Contracts issued by CML before the merger were, at the time of the merger, assumed by MML. The merger did not affect any provisions of, or rights or obligations under, those Contracts. The Separate Account is the separate account to which MML allocates Purchase Payments (net of charges). The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, (the "1940 Act").

    Under Massachusetts law, the assets of the Account are held for the benefit of the Owners of, and the persons entitled to payments under, the contracts. The assets in the Account are not chargeable with liabilities arising out of other businesses conducted by MML. In addition, the assets of the

Account will not be affected by the income, gains or losses from assets in the general account of MML, nor by the investment performance of any of the other separate accounts created by MML. However, all obligations arising under the contracts are general corporate obligations of MML.

    Purchase Payments are allocated to one or more sub-accounts of the Account. Each sub-account is invested exclusively in the assets of the Portfolio of the Fund having the same name as the sub-account. Assets of tax-qualified and non tax-qualified contracts will be placed in separate sub-accounts for each Portfolio, except the Money Market Portfolio.

    MML does not guarantee the investment results of the sub-accounts or of any Portfolio. There is no assurance that the value of a contract during the years prior to the commencement of Annuity Payments, or the aggregate amount of the variable Annuity Payments, will equal the total of Purchase Payments made under the contract. Since each Portfolio has different investment objectives, each is subject to different risks. These risks are more fully described in the accompanying prospectus of the Fund. This assumption of investment risk by the Owner of a contract is the chief difference between this type of Annuity (a variable Annuity) and a fixed Annuity, where MML places Purchase Payments in its general account and guarantees the investment results.

    Since the contract may not be surrendered once variable Annuity Payments commence under a life Annuity, investment must be carefully considered prior to the purchase of an immediate Annuity or the election of a variable Annuity payout under a deferred Annuity.

    MML reserves the right, subject to applicable law, to substitute the shares of any other registered investment company for the shares of any Portfolio held in a sub-account of the Account, to offer additional sub-accounts with differing investment objectives, to operate the Account as a different form of registered investment company or unregistered entity, or to transfer contracts to a different separate account. Current law may require notification to the contract holders of any such change or substitution, and approval of the Securities and Exchange Commission.

MAY I TRANSFER ASSETS AMONG SUB-ACCOUNTS?

    Yes, you may transfer the values credited to your contract in one or more sub-accounts to one or more other sub-accounts. The transfer must be requested using the Notification of Change Authorization form or by telephone after completing the Panorama Telephone Authorization form. These forms are available from your registered representative or from the Annuity Service Center, and must be signed by the Owner.

    By completing the Panorama Telephone Authorization form the Owner and, if authorized by the Owner, the Annuitant, may request transfers of contract values among the available sub-accounts of the Account, and changes in the allocation of future Purchase Payments (but only in combination with a transfer). To effect these changes, call the Annuity Service Center, at 1-800-343-5629, between the hours of 8:30 a.m. and 4:00 p.m., Eastern Time.

    The Annuity Service Center will use the social security number or tax identification number of the Owner or of the Annuitant as a personal
identification  code.  All   telephone  requests  must   include  the   personal
identification code and will be recorded on voice recorder equipment. The Annuity Service Center will honor telephone requests believed to be authentic, and will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, but neither the Account nor the Annuity Service Center is responsible for determining the authenticity of such calls, nor will either be liable for any loss, cost, expense or liability for acting in accordance with such instructions believed to be genuine. The Account may, however, be liable for any losses due to unauthorized or fraudulent telephone transactions if it, in fact, does not employ such reasonable procedures to confirm the genuineness of telephone instructions given.

    Telephone requests must be received at the Annuity Service Center no later than 4:00 p.m., Eastern Time, to assure same-day pricing. Telephone requests will not be accepted at the Annuity Service Center after that time, nor will telephone requests be accepted at MML at any time. The ability to transfer among sub-accounts by telephone may be discontinued at any time.

    Transfer requests prior to the Contract Maturity Date are generally subject to a $10 charge for each sub-account from which funds are withdrawn. A certain number of transfers may not be subject to this charge. (See "Are all contracts subject to these charges?" on page 11.) Only one transfer request per calendar year may be made after the life Annuity commencement date. There is no limit on the number of transfers which may be made during the accumulation period or during a period in which non-life Annuity Payments are being made.

    Transfers between sub-accounts during the accumulation period are based on the Accumulated Values on the Valuation Date coincident with or next following the date the transfer instructions are received at the Annuity Service Center.

MAY I MAKE TRANSFERS BETWEEN SUB-ACCOUNTS ON A REGULARLY SCHEDULED BASIS?

    Yes. The Contract Owner may direct the transfer of fixed dollar amounts at regular intervals from any one sub-account to one or more other sub-account(s). Transfers must be at least $100 per transferee sub-account. This election is called Dollar Cost Averaging ("DCA").

    Upon written request, a Contract Owner may elect DCA to begin at any time prior to the Contract Maturity Date. There is currently no charge for DCA.
However, MML reserves the right to charge for DCA in the future. A Contract Owner may not simultaneously participate in both DCA and Systematic Withdrawals or Option E Specified Payments for a Variable Period. (See "May I make withdrawals on a regularly scheduled basis?" on page 14.)

    DCA will begin when a properly completed written request from the Contract Owner is received by MML at least five (5) business days prior to the transfer start date selected by the Contract Owner. If the DCA start date is less than five (5) days after the date the written request is received by MML, MML may defer the DCA start date for one month. If no start date has been selected, MML will automatically start DCA within five (5) business days after the written request is received.

    DCA changes may only be made by written request to terminate the existing DCA, along with a written request providing new DCA elections. DCA will terminate when any of the following occurs:

        (1) the number of designated transfers has been completed;

        (2) the value of the sub-account is insufficient to complete the next transfer;

        (3) written request from  the Contract Owner is  received at least  five
    (5) business days prior to the next transfer date;

        (4) on the Contract Maturity Date; or

        (5) the contract is terminated.

    Except as otherwise provided, DCA is subject to the transfer provisions of the contract. (See "May I transfer assets among sub-accounts?" on page 8.)

                          CHARGES UNDER THE CONTRACTS

HOW ARE CHARGES DETERMINED UNDER THESE CONTRACTS?

    The charges under the contracts offered by this Prospectus are assessed in various ways. Listed below are the charges and the source of payment for each charge.

CHARGES                                              SOURCES
---------------------------------------------------  ---------------------------------------------------
Sales charges on deferred contracts                  Payout proceeds
 (These charges diminish over time.)
Sales charge on immediate contracts                  Purchase Payment
Mortality and expense risk charges                   Daily charge to each sub-account
Annual Maintenance Charge on deferred contracts      Deduction from the Accumulated Value of each
                                                      contract
Policy fee on immediate contracts                    Purchase Payment
Transaction charge on deferred contracts             Deducted from certain partial redemptions and
                                                      certain transfers
Premium taxes proceeds                               Purchase Payments or payout (Surrender or at
                                                      Maturity Date)

    In addition, the Portfolios of the Fund in which the sub-accounts are invested are subject to charges for investment advisory services and other expenses. (See the accompanying Fund prospectus for a discussion of these fees.)

HOW MUCH ARE THE DEDUCTIONS FOR SALES CHARGES UNDER DEFERRED CONTRACTS?

    During the first ten (10) contract years that a deferred contract is in existence, a sales charge will be applied to any redemption amount in excess of 10% of the closing contract value as of December 31st of the previous year. The deduction for sales charges, expressed as a percentage of the amount redeemed in excess of the 10% allowable amount (which will be zero for the remainder of the calendar year during which the first Purchase Payment is received), and after any Transaction Charge or Annual Maintenance Charge, is as follows:

CONTRACT YEARS                                                                                    DEDUCTION
---------------------------------------------------------------------------------------------  ---------------
1-5..........................................................................................            5%
6-10.........................................................................................            4%
11 and over..................................................................................            0%

    In addition, there are two circumstances under which the commencement of Annuity Payments gives rise to a sales charge. First, amounts paid under the non-life Variable Annuity option (See "Option E" on page 16) are treated as partial redemptions for purposes of deducting sales charges, as set forth above. Second, if payments under a variable life Annuity option commence during the first three (3) years after the contract is issued, a reduced sales charge applies. This deduction, expressed as a percentage of the amount applied to provide for payments, is as follows:

YEARS                                                                                             DEDUCTION
---------------------------------------------------------------------------------------------  ---------------
1............................................................................................            3%
2............................................................................................            2%
3............................................................................................            1%
4 and over...................................................................................            0%

    There is no sales charge on redemptions made after the Contract Maturity Date elected on your application. (See "What are the Panorama contracts?" on page 6.)

WHAT ARE THE DEDUCTIONS FOR SALES CHARGES UNDER IMMEDIATE CONTRACTS?

    The deduction for sales charges under an immediate contract as a percentage of the Purchase Payment remaining (after the policy fee of $70) is 3% of the Purchase Payment up to $10,000, 2% of the next $90,000 of the Purchase Payment, and 1% of any Purchase Payment over $100,000. On the minimum $10,000 Purchase Payment, the sales charge of 3% plus the policy fee of $70 is 3.83% of the net amount invested.

WHAT DO THE SALES CHARGES COVER?

    The sales charges are designed to cover the commissions payable to the registered representatives who sell the contracts, in addition to certain costs allocated to the promotion of sales of the contract.

WHAT ARE THE ANNUAL MAINTENANCE CHARGE AND THE TRANSACTION CHARGE AND WHAT DO THEY COVER?

    The Annual Maintenance Charge (currently $40) is designed to offset the administrative costs attributable to deferred contracts, including providing Owners with periodic reports and other communications, as well as maintaining contract holder records. It is deducted each contract year, or portion thereof, that a contract is outstanding.

    The Transaction Charge (currently $10) is designed to offset the costs of processing requests for transfers of the Accumulated Value of a contract among sub-accounts during the accumulation period, and requests for partial redemptions.

    The Annual Maintenance Charge and the Transaction Charge may be increased to amounts not in excess of $60 and $20, respectively. The Transaction Charge with respect to a partial redemption may not be increased without approval of the Securities and Exchange Commission. These charges are designed not to exceed the actual expenses incurred in administering the contracts.

ARE ALL CONTRACTS SUBJECT TO THESE CHARGES?

    All deferred contracts are subject to the Annual Maintenance Charge and the Transaction Charge prior to the commencement of Annuity Payments. These charges do not apply to immediate contracts or to deferred contracts after the date that Annuity Payments begin. The Transaction Charge is currently being waived for up to four (4) sub-account withdrawals made in conjunction with transfers, and one sub-account withdrawal made in conjunction with a partial redemption in any one calendar year. Annuity Payments made under the non-life Annuity option are not treated as partial redemptions for purposes of this charge.

    Proceeds of individual variable annuity contracts, or accumulation annuity contracts issued by MML, which were previously held by, or for the benefit of, the Contract Owner or Annuitant, may not be subject to sales charges.

    Also, the net proceeds of a surrender of a contract may be reinvested without being subject to further sales charges within a limited period of time after surrender. Please see the Statement of Additional Information for a further discussion of the reinvestment privilege.

ARE THE SALES CHARGES EVER WAIVED?

    Until April 30, 1997, no sales charge will be imposed upon redemption of a Contract where the proceeds of such redemption are applied to the purchase of a new MML group annuity contract. This does not eliminate applicable charges under the particular group contract, and upon surrender of the group contract, charges may apply.

WHAT IS THE MORTALITY AND EXPENSE RISK CHARGE?

    MML has set out certain life Annuity tables in each deferred contract, and promises to continue to make Annuity Payments, determined according to those tables and other provisions contained in the contract, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. The same promise is made to Annuitants in immediate contracts regarding the table upon which their payments are based.

    This assures you, as Annuitant, that neither your own longevity nor an improvement in life expectancy generally will have any adverse effect on the Annuity Payments received under the contract, and relieves you from the risk of outliving monies accumulated for retirement. It transfers that risk to MML. This is termed the mortality risk.

    In addition, MML assumes the risk that the maximum charges permitted under the contract may be insufficient to cover the actual costs incurred by Connecticut Mutual Financial Services, LLC ("CMFS") for providing administrative services to the Account and to the Contract Owners and Annuitants, or to cover actual costs incurred by CMFS or MML Investors Services, Inc. for distribution expenses.

    For assuming these risks, MML makes a daily charge equal to .002% (.73% on an annual basis) of the value of the assets in the Account attributable to the contracts. (Approximately .13% annually may be viewed as covering the mortality risk and .60% annually for the expense risk, which includes the risk of a shortfall in meeting distribution expenses.) If this charge is insufficient to cover the actual cost of the mortality and expense risk, the loss will fall on MML. Conversely, if the charge proves more than sufficient, any excess would be retained by MML.

    Further information concerning charges under the contract is contained in the Statement of Additional Information.

HOW MUCH ARE THE DEDUCTIONS FOR PREMIUM TAXES ON THESE CONTRACTS?

    Deductions for premium taxes payable on contracts issued to residents of certain states range from 0% to 3.5% of the purchase price of the contract. MML may pay premium taxes in connection with Purchase Payments under the contract. Depending upon applicable state law, MML will deduct the premium taxes paid with respect to a particular contract from the Purchase Payments, from the Accumulated Value on the Contract Maturity Date (thus reducing the Accumulated Value), or upon the full surrender of a contract.

                           OPERATION OF THE CONTRACTS

HOW IS MY PURCHASE PAYMENT CREDITED?

    The balance of each Purchase Payment remaining after the deduction of any applicable premium taxes (and sales charges in the case of immediate contracts) is credited to your contract as of the Valuation Date on which the payment is received, unless it is received after the close of business on the New York Stock Exchange. In that case it will be credited to your contract on the next Valuation Date. Amounts are credited to the sub-accounts(s) elected by you. The election may be changed at any time in writing, and the change will be effective when received at the Annuity Service Center. (See "May I transfer assets among sub-accounts?" on page 8, for circumstances under which telephone requests will be honored.)

    In a deferred contract, the number of Accumulation Units to be credited is determined by dividing the net Purchase Payment being credited to each sub-account by the value of an Accumulation Unit in that sub-account on that date. (See "How is the Accumulation Unit value determined?" on page 13.)

    In an immediate contract, the number of Annuity Units to be credited is determined by first multiplying the net Purchase Payment credited to each sub-account, as of the date of issue, by the Annuity purchase rate. This product is then divided by the value of an Annuity Unit in that sub-account on the date of issue to determine the number of Annuity Units in each sub-account on which payments will be based. (See the Statement of Additional Information for a more complete description of this procedure.)

    No funds are invested until the effective date of your contract. Therefore, if your contract has not been issued on the date your Purchase Payment is received, your Purchase Payment will be credited in the manner described above, using the issue date as the Valuation Date. Ordinarily your contract will be issued within two (2) business days of the date your application is received. If your contract cannot be so issued, you will be notified of the reasons, and any necessary additional information will be requested within five (5) business days of the date the application is received. If you at that time so authorize, your Purchase Payment shall not be refunded and shall be held until the contract can be issued. Within a reasonable time, if it appears the necessary prerequisites to issuance will not be met, any Purchase Payments received will be refunded.

MAY I MAKE CHANGES IN THE AMOUNTS OF MY PURCHASE PAYMENTS?

    Yes. Subject to the provisions of any plan to which your contract may be subject, the amount of Purchase Payments under a periodic Purchase Payment deferred contract may be increased in any year to an amount not in excess of twice the total Purchase Payments made in the first contract year, or decreased to an amount of not less than $10 on any date a Purchase Payment is made. Purchase Payments should be made payable to Massachusetts Mutual Life Insurance Company and sent to the Annuity Service Center at the address given on page 1 of this Prospectus. Purchase Payments in excess of the previously described limit may be made, however, with the consent of MML. Acceptance of such excess payment shall not be construed as a waiver by MML of its right to restrict or deny such excess Purchase Payments in the future.

WHAT HAPPENS IF I FAIL TO MAKE PURCHASE PAYMENTS?

    You may discontinue Purchase Payments under a periodic Purchase Payment contract, and unless surrendered or otherwise reduced to zero value by redemptions, the contract shall continue in force as a paid-up Annuity contract. The Annual Maintenance Fee will continue to be charged. Additional periodic (one or more) Purchase Payments may be made within a three-year period from receipt of the last Purchase Payment, or at the discretion of the principal underwriter, at any time thereafter; but in any event any such Purchase Payment must be received prior to the commencement of Annuity Payments.

MAY I ASSIGN OR TRANSFER MY CONTRACT?

    If your contract does not have an endorsement limiting transferability, it may be assigned or transferred according to its terms. Contracts issued under tax-qualified plans ordinarily are required to have an endorsement limiting transferability. A transfer of ownership may result in certain adverse tax consequences to the Contract Owner that are not discussed herein. The Contract Owner contemplating any such transfer or assignment of a contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

HOW DO I KNOW WHAT MY DEFERRED CONTRACT IS WORTH?

    The Accumulated Value of a deferred contract at any time prior to the commencement of Annuity Payments can be determined by multiplying the total number of Accumulation Units credited to the contract in each sub-account by the then current Accumulation Unit values in each. Each Owner will be advised at least semi-annually of the number of Accumulation Units credited to his or her contract, the current Accumulation Unit Value and the total value of the contract. Accumulation Units are valued each day that shares of the Portfolios are valued. Contract Owners may at any time obtain the most recent Accumulation Value from the Annuity Service Center. Any applicable charges for surrendering a contract must be deducted from this Accumulated Value to determine the amount that would be received upon a surrender.

HOW IS THE ACCUMULATION UNIT VALUE DETERMINED?

    The value of an Accumulation Unit in each sub-account was set at $1.00 on the Valuation Date on which funds were first placed in the sub-account. The value of an Accumulation Unit on any subsequent Valuation Date is determined by multiplying the value of an Accumulation Unit on the immediately preceding Valuation Date by the net investment factor for the Valuation Period just ended.

    The net investment factor is calculated in order to determine the daily fluctuations of the Accumulation Value due to the investment performance of the Fund, expenses and fees paid by the Fund, and any charges made against the Account. An explanation of how the net investment factor is determined, and an example of how it works, is included in the Statement of Additional Information.

HOW ARE THE UNDERLYING PORTFOLIO SHARES VALUED?

    The shares of each Portfolio are valued at net asset value on each day the New York Stock Exchange is open for business. A description of the valuation method used in valuing shares of each Portfolio may be found in the accompanying prospectus of the Fund.

                              PAYMENT OF BENEFITS

WHAT WOULD MY BENEFICIARY RECEIVE AS DEATH PROCEEDS?

    In the  event  an  Annuitant  dies prior  to  the  commencement  of  Annuity
Payments, MML will pay the named beneficiary the Accumulated Value of the contract determined as of the Valuation Date on which, or next following, both due proof of death and an election of a single sum cash payment are received at the Annuity Service Center. If a single sum payment is not elected, an Annuity option may be elected during the 90-day period following receipt of due proof of death. If no election has been made, a single sum cash payment will be made at the end of the 90-day period in an amount equal to the then Accumulated Value.

WHAT CONTRACT OPTIONS ARE AVAILABLE IF THE ANNUITANT CEASES TO BE ELIGIBLE UNDER A RETIREMENT PLAN?

    Subject to whatever restrictions may be placed on the exercise of the contract options by the retirement plan, all the Annuity contract options are available to the Owner of a deferred contract.

    If for any reason the Annuitant ceases to be eligible to make further contributions or to participate in a retirement plan, the Contract Owner may make one or more of the following elections to the extent permitted under the retirement plan: (A) the Accumulated Value of the contract may be applied to provide a fixed or variable Annuity, provided that the amount applied satisfies the minimum requirements for an Annuity option; (B) the contract may be redeemed for cash, in whole or in part; or (C) the contract may be transferred to the Annuitant free from all provisions of the plan; or (D) the contract will continue to participate in the investment results of the Account.

    Upon the Contract Maturity Date, the Annuitant will begin to receive Annuity Payments under the selected retirement option. At any time in the interim, the Owner can exercise elections (A) or (B) described in the previous paragraph.

HOW CAN A DEFERRED CONTRACT BE REDEEMED OR SURRENDERED?

    A deferred contract may be redeemed in part or surrendered by a written request for redemption from the Contract Owner. The Contract Owner will be entitled to the redemption or Surrender Value computed as of the next valuation of Accumulation Units following receipt of the request in good order at the Annuity Service Center. Payment will be made promptly. At the present time MML remits premium taxes to the states quarterly or annually when due. Therefore, no refund of previously deducted premium taxes will be made in the event of either a partial redemption or a surrender. Surrender or partial redemption of a contract may result in adverse tax consequences. Some of these are described under "What are some of the Federal tax consequences which affect these
contracts?" on page   .

MAY I MAKE WITHDRAWALS ON A REGULARLY SCHEDULED BASIS?

    Upon written request, a Contract Owner may elect Systematic Withdrawals ($100 minimum per withdrawal) to begin at any time prior to the Contract Maturity Date. There is currently no service charge for Systematic Withdrawals. However, MML reserves the right to charge for Systematic Withdrawals in the future. "A Contract Owner may not simultaneously participate in both Systematic Withdrawals and Dollar Cost Averaging or Option E Specified Payments for a Variable Period." (See "May I make transfers between sub-accounts on a regularly scheduled basis?" page 9.)

    If a Systematic Withdrawals plan is elected, the Contract Owner may withdraw fixed dollar amounts at regular intervals from the Accumulated Value of the contract.

    Systematic Withdrawals will begin when a properly completed written request from the Contract Owner is received by MML at least five (5) business days prior to the Systematic Withdrawals start date selected by the Contract Owner. If the Systematic Withdrawals start date is less than five (5) days after the date the written request is received by MML, MML may defer the Systematic Withdrawals start date for one month. If no Systematic Withdrawals start date has been selected, MML will automatically start Systematic Withdrawals within five (5) business days after the written request is received.

    Systematic Withdrawals changes may only be made by written request from the Contract Owner to terminate the existing Systematic Withdrawals election, along with a written request identifying a new Systematic Withdrawals election. Systematic Withdrawals will terminate when any of the following occurs:

        (1) the number of designated Systematic Withdrawals has been completed;

        (2) the value of the sub-account is insufficient to complete the next withdrawal;

        (3) a written request from the Contract Owner is received at least  five
    (5) business days prior to the next withdrawal date;

        (4) the Contract Maturity Date arrives; or

        (5) the contract is terminated.

    Except as otherwise provided, Systematic Withdrawals are subject to all of the provisions of the contract. Further, withdrawals may result in tax liabilities. (See "What are some of the Federal tax consequences which affect
these contracts?" on page   .)

MAY I SURRENDER MY CONTRACT ONCE LIFE ANNUITY PAYMENTS HAVE STARTED?

    No. Once life Annuity Payments have commenced a contract cannot be surrendered, and no further payments will be accepted under that contract.

    However, you will be allowed to exchange Annuity Units among sub-accounts. One such exchange may be made in any calendar year. Under the Specified Payments for a Variable Period option (Option E), the contract may be surrendered in part or in full during the payment period, or its value may be applied under a life Annuity option subject to the applicable charges.

ARE THERE SPECIAL RESTRICTIONS IF I PARTICIPATE IN THE TEXAS OPTIONAL RETIREMENT PROGRAM?

    Yes. Participants in the Texas Optional Retirement Program may not receive the proceeds of a redemption in whole or in part or apply them to provide annuity options prior to retirement, except in the case of death or termination of employment in all institutions of higher education as defined under Texas law. Such proceeds may, however, be used to fund another eligible retirement vehicle.

ARE THERE RESTRICTIONS UNDER SECTION 403(B) PLANS?

    Similar restrictions apply to annuity contracts used in connection with Code
Section 403(b) retirement plans. Section 403(b) of the Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of the Code,
Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributable to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

CAN PAYMENT OF THE REDEMPTION OR SURRENDER VALUE EVER BE POSTPONED?

    Yes. It may be postponed whenever (a) the New York Stock Exchange is closed, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (the "SEC"); (b) the SEC permits postponement and so orders; or (c) the SEC determines that an emergency exists making valuation of the Portfolios or disposal of securities not reasonably practicable.

WHAT ANNUITY OPTIONS ARE AVAILABLE UNDER DEFERRED CONTRACTS?

    Deferred contracts provide five (5) variable Annuity retirement options. The Owner may select, in accordance with any retirement plan that may be in effect, a retirement date and a retirement option.

Subsequent changes in either may be made up to the date Annuity payments are to commence. Because of certain Code requirements, each plan will ordinarily specify a minimum and maximum retirement age, and may limit the number of monthly payments certain which may be elected, or the election of a joint and last survivor Annuity where the contingent beneficiary is other than a spouse. If the Owner does not elect otherwise, the life Annuity option with 120 monthly payments certain will be effective.

WHAT IS THE MINIMUM AMOUNT THAT I MAY USE FOR AN ANNUITY OPTION?

    The minimum amount which may be applied under such an option is $2,000 and the minimum Annuity Payment is $20.00. If at any time the Annuity Payments are or become less than $20.00, MML has the right to change the frequency of payment to intervals that will result in payments of at least $20.00. If proceeds payable on the retirement date are less than $2,000, MML may discharge its obligation by paying the proceeds in one lump sum.

WHAT ARE THE AVAILABLE ANNUITY OPTIONS UNDER DEFERRED CONTRACTS?

    OPTION  A.   LIFE ANNUITY.   A  variable Annuity  payable monthly  while the
Annuitant is alive. Payments will cease with the last monthly payment due preceding the Annuitant's death.

    OPTION  B.    LIFE  ANNUITY  WITH  60,  100,  120  OR  240  MONTHLY PAYMENTS
GUARANTEED. A variable Annuity payable monthly while the Annuitant is alive. Payments will cease after the later of:

        (1) the last monthly payment due preceding the Annuitant's death; or

        (2) the end of 60, 100, 120 or 240 payments, as elected by the Annuitant.

    OPTION C. UNIT REFUND LIFE ANNUITY. A variable Annuity payable monthly while the Annuitant is alive. Payments will cease with the last monthly payment due preceding the Annuitant's death. Upon receipt of proof of the Annuitant's death, an additional payment may be made. The additional payment will be the then dollar value of the number of Annuity Units equal to the excess of (a) over
(b).

        (a) The total amount applied under the option divided by the value of an Annuity Unit Value at the date Annuity Payments begin.

        (b) The product of the number of Annuity Units represented by each monthly Annuity Payment and the number of Annuity Payments made prior to death.

    OPTION D. JOINT LIFE INCOME FOR ANNUITANT AND ONE OTHER PERSON WITH TWO-THIRDS ANNUITY UNITS TO SURVIVOR. (One Hundred and Twenty Months Certain). A joint variable Annuity payable monthly to the Annuitant and one other person designated at the exercise of this option. MML will pay the income for 120 months certain and as long afterwards as the Annuitant and such other person are living. After the death of the Annuitant and after payment of any remaining payments certain, monthly payments will continue for life to the designated person. Such payments will be computed on the basis of two-thirds of the number of Annuity Units in effect during the joint lifetime.

    OPTION E. SPECIFIED PAYMENTS FOR A VARIABLE PERIOD. MML will make equal payments in the amount specified until the remaining balance is less than the amount of one payment. Payments may be made on an annual, semiannual, quarterly or monthly basis.

    The remaining balance in the Separate Account at the end of any Valuation Period is equal to the product of (a) and (b).

        (a) The balance at the end of the previous period decreased by the amount of any payments made during the period.

        (b) The net investment factor for the period.

    If the remaining balance at any time is less than the amount of one payment, the balance will be paid as the final payment under this option. You may surrender this contract for the remaining balance, or redeem a portion thereof, at any time. Amounts paid under this option during the first ten (10) years a contract is in existence prior to the Contract Maturity Date are subject to sales charges.

    Upon the request of the Contract Owner, MML will endorse the contract to eliminate any option thereunder, or in such other fashion as may be required to maintain qualification of a plan under the Code, provided that such change is not otherwise contrary to law. Contract Owners who have not purchased this contract under a qualified plan should consult with their tax adviser prior to electing this option.

ARE THERE ANY OTHER OPTIONS AVAILABLE AT RETIREMENT UNDER DEFERRED CONTRACTS?

    Yes. In addition to those retirement options specified in the contract, any mode of payment or other joint option agreed to by MML, and not in conflict with the contract, may be selected. MML will generally allow the proceeds of a partial redemption or a surrender (less any applicable sales or other charges) to be applied under the retirement options set forth in any fixed Annuity contract offered by MML at the time of selection, and for which the purchaser would have been eligible. In the event such a selection is made on the Contract Maturity Date, the Accumulated Value of the contract less the Annual Maintenance Fee will be applied in accordance with the terms of such other contract. Certain options are subject to a policy fee, but no other sales or administrative charges will be imposed under the fixed option.

WHAT ARE THE AVAILABLE OPTIONAL RETIREMENT FORMS UNDER AN IMMEDIATE CONTRACT?

    The single premium immediate contracts are used to provide life Annuities, joint life Annuities and unit refund life Annuities.

    The life Annuity may be in any of the forms outlined as Options A or B for deferred contracts. The computed value at 3.5% interest compounded annually of the current dollar amount of any remaining payments certain would constitute the equivalent lump sum payment to be made to the designated beneficiary if the remaining payments certain are not to be continued.

    The joint life Annuity is as described under Option D for deferred contracts.

    The unit refund life Annuity is as described under Option C for deferred contracts.

HOW ARE ANNUITY PAYMENTS DETERMINED?

    The Statement of Additional Information contains a detailed description of how the Annuity Payments under the contracts are determined.

    In that calculation, an assumed investment return of 3.5% is used. This is not an expected rate of return for the Account. Rather it is an annual interest rate assumption used in constructing the Annuity table used to determine the first Annuity Payment. The interest rate assumption of 3.5% would produce level Annuity Payments if the net investment return remained level at 3.5% on an annual basis. The actual net investment return will, of course, vary. If higher than 3.5%, the payments will rise, and if lower than 3.5%, the payments will fall. If a higher interest rate assumption were used, the initial payment would be higher but subsequent payments would rise more slowly or fall faster as the actual investment return varies from that higher assumed rate. A lower assumption would create the opposite effect.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY,
            CONNECTICUT MUTUAL FINANCIAL SERVICES, LLC, AND THE FUND

TELL ME ABOUT MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

    Massachusetts Mutual Life Insurance Company ("MML") is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life (including variable life), accident, and health insurance business in all states, the District of Columbia and certain provinces of Canada. As of March 1, 1996, the Company had total assets of $50 billion.

    On March 1, 1996, Connecticut Mutual Life Insurance Company ("CML") merged with and into the Company. CML was a Connecticut mutual life insurance company originally chartered by a special act of the Connecticut General Assembly in 1846. Prior to the merger CML was the nation's sixth oldest life insurance Company. Upon the merger, CML's existence ceased and the Company became the surviving company under the name Massachusetts Mutual Life Insurance Company. In approving the merger, the boards of directors of the Company and CML determined that the merger would result in a combined company that would be stronger and more efficient and therefore more competitive than either the Company or CML alone. On January 26, 1996, 95.76% of the policyholders of the Company and 95.75% of the insured of the Company, each voting as a separate class, voted to approve the merger. On January 27, 1996, 94.0% of the policyholders of CML and 94.27% of the members of CML, each voting as a separate class, voted to approve the merger. In addition, the Connecticut Insurance Department and the Massachusetts Division of Insurance have approved the merger.

    All of the Contracts were issued by CML and, at the time of the merger, were assumed by the Company. The merger did not affect any provisions of, or rights or obligations under, the Contracts as originally issued by CML.

TELL ME ABOUT MML INVESTORS SERVICES, INC.

    MML Investors Services, Inc. ("MMLISI"), a wholly-owned subsidiary of MML, is located at 1414 Main Street, Springfield, MA 01144-1013. MMLISI acts as co-underwriter and distributor of the Contracts. MMLISI is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "Commission") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Contracts will be sold by registered representatives of MMLISI who are also licensed to sell MML insurance products under applicable state insurance laws.

TELL ME ABOUT CONNECTICUT MUTUAL FINANCIAL SERVICES, LLC

    Connecticut Mutual Financial Services, LLC ("CMFS") was organized under the laws of the State of Connecticut as a limited liability company on November 10, 1994. It is 99% owned by MML and 1% owned by CM Strategic Ventures, Inc., an MML subsidiary. CMFS does business under different variations of its name including:
"Connecticut Mutual Financial Services, L.L.C." in Delaware, Idaho, Illinois, Michigan, North Dakota, Oklahoma, Oregon, and South Dakota, "Connecticut Mutual Financial Services, Limited Liability Company" in Maine, New Mexico, Ohio and West Virginia, and "Connecticut Mutual Financial Services, LLC, L.C." in Florida. CMFS is registered with the Commission as a broker-dealer and is a member of the NASD.

    CMFS serves as the co-underwriter and wholesale distributor of the contracts. It will enter into agreements with other broker-dealers whose registered representatives will sell the contracts. It is located at 140 Garden Street, Hartford, Connecticut 06154. Sales charges assessed under contracts described in this Prospectus may be paid to CMFS.

TELL ME ABOUT THE FUND

    The Connecticut Mutual Financial Services Series Fund I, Inc. is an open-end diversified investment company which has nine (9) Portfolios, four (4) of which are available for contracts offered by this Prospectus. Each Portfolio issues a separate series of stock. Oppenheimer is the investment adviser to the Fund. Oppenheimer is an indirect subsidiary of MML and is registered with the Securities and Exchange Commission as an investment adviser. It is located at Two World Trade Center, New York, New York, and also has offices at 3410 South Galena Street, Denver, Colorado 80231.

    A full description of the Fund, its investment policies and restrictions, risks, charges and expenses and all other aspects of its operations, is contained in the accompanying Fund prospectus which should be read in conjunction with this Prospectus.

                                PERFORMANCE DATA

HOW ARE YIELDS AND TOTAL RETURNS CALCULATED FOR THE SUB-ACCOUNTS?

    From time to time the yield and the effective yield of the Money Market sub-account may be advertised. In addition, total returns for all of the sub-accounts may be advertised. These figures will be based on historical performance for deferred contracts prior to the maturity date, and are not intended to, and do not indicate, future performance.

    The yield of the Money Market sub-account refers to the annualized income generated by an investment in that sub-account over a specified seven-day period. The yield is "annualized" by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period, and is shown as a percentage of that investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in that sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

    Total return for the Money Market, Income, Total Return, and Growth sub-accounts may be calculated pursuant to a standardized formula or in non-standardized formulas. The standardized total return of the Money Market, Income, Total Return and Growth sub-accounts refers to return quotations, assuming an investment has been held in the sub-account for various periods of time including, but not limited to, one year, five years, ten years, and a period measured from the date the sub-account commenced operations. The total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Accordingly, the total return quotations will reflect not only income but also changes in principal value (that is, changes in the Accumulation Unit values), whereas the Money Market sub-account yield figures will only reflect income.

    The standardized total return quotations for the Income, Total Return, and Growth sub-accounts will reflect the sales charges imposed on redemptions. For the Money Market sub-account, the standardized total return figures will reflect sales charges, but the standardized yield figures will not.

    In addition, the sub-accounts may from time to time also disclose total returns in non-standard formats. The sub-accounts may also disclose cumulative total returns. The non-standard average annual total return and cumulative total return would not reflect the sales charge, which if reflected would lower the performance figures for periods of less than ten (10) years.

    The Fund may from time to time also disclose standard total returns and non-standard total returns for the sub-accounts based on or covering periods of time other than those indicated above. All non-standard performance data will only be disclosed if the standard total return is also disclosed. For additional information regarding the calculation of performance data, please refer to the Statement of Additional Information.

    Also from time to time, in advertisements, sales literature, or in reports to shareholders, the Account may compare the performance of one or more sub-accounts to that of other variable accounts or investment vehicles with similar investment objectives, or to relevant indices published by recognized mutual funds, or variable annuity statistical rating services or publications of general interest such as FORBES or MONEY magazines. For example, a sub-account's performance might be compared to that of other accounts or investments with a similar investment objective as compiled by Lipper Analytical Services, Inc., or by others. In addition, a sub-account's performance might be compared to that of recognized stock market indicators including, but not limited to, the Standard & Poor's 500 Stock Index (which is a group of unmanaged securities widely regarded by investors as representative of the stock market in general), and the Dow Jones Industrial Average (which is a price-weighted average of 30 large, well-known industrial stocks that are generally the leaders in their industry). Performance comparisons should not be considered representative of the future performance of a sub-account.

    Performance data may also be calculated for shorter or longer base periods. The Account may use various base periods as may be deemed necessary or appropriate to provide investors with the most informative performance data information, depending on the then-current market conditions.

    Performance will vary from time to time and historical results will not be representative of future performance. Performance information may not provide a basis for comparison with other investments, or other investment companies using a different method of calculating performance. Current yield is not fixed and varies with changes in investment income and Accumulation Unit values. The Money Market sub-account's yield will be affected if it experiences a net inflow of new money which is invested at interest rates different from those being earned on its then-current investments. An investor's principal in a sub-account and a sub-account's return are not guaranteed and will fluctuate in value according to market conditions. As noted above, advertised performance data figures will be historical figures, for a deferred contract, during the accumulation period.

    The Account may also from time to time, in advertisements, sales literature, or in reports to shareholders, discuss the Account's fees and compare those fees to industry averages and other variable accounts. The Account also may discuss the total amount of money invested in variable annuities.

                                 MISCELLANEOUS

WHAT ARE MY VOTING RIGHTS?

    You as a Contract Owner will be entitled to instruct MML how to vote at meetings of Fund shareholders in each sub-account in which you participate on:
(i) any change in the investment restrictions relative to that Portfolio in which the sub-account invests requiring shareholder approval; (ii) approval of the investment advisory agreement and any amendments thereto which is relevant to that Portfolio; (iii) election of the Board of Directors of the Fund; (iv) ratification of an independent public accountant for the Fund; and, (v) any other matters that require a shareholder vote.

    The number of votes as to which you as Contract Owner of a deferred contract may give instructions is equal to the number of shares of a Portfolio underlying the Accumulation Units credited to the contract in each sub-account. Assets may also be maintained in the Fund with respect to contracts other than those offered by this Prospectus. Votes attributable to such other contracts are determined in the same manner as is provided for contracts described in this Prospectus.

    The number of votes as to which you as Contract Owner in the Annuity payout phase may give instructions is equal to: (i) the value of the reserve maintained in each sub-account to meet the Annuity obligations related to that contract, divided by (ii) the value of a Portfolio share underlying that sub-account. This number of votes will decrease over the period the Annuity is payable.

    Votes attributable to any shares underlying assets directly placed in a Portfolio by MML shall be entitled to be cast but only in the same manner and proportion in which all other votes are cast. Such will also be true as to shares not covered by instructions.

    The number of votes which each Contract Owner may cast shall be determined as of the record date for shareholders of each Portfolio as determined by the Board of Directors of the Fund.

    CMFS shall ensure that each Contract Owner is furnished with such proxy forms and instructions as may be necessary to enable you as Contract Owner to exercise your voting rights.

TELL ME ABOUT THE SUB-ADMINISTRATOR

    CMFS has contracted with Continuum Company, Inc., Dwight Building, Second Floor, 1004 Baltimore, Kansas City, Missouri 64105 to administer the Contracts on its behalf at the Annuity Service Center. In this capacity, Continuum Company, Inc. is responsible for the following: processing purchase payments, annuity payments, death benefits, surrenders, withdrawals and transfers; preparing confirmation notices and periodic reports; calculating mortality and expense risk charges; and generally assisting Contract Owners.

                               FEDERAL TAX STATUS

INTRODUCTION

    The ultimate effect of federal income taxes on the value of the Contract, on annuity payments, and on the economic benefit to the Contract Owner, Annuitant or Beneficiary depends on a variety of factors including the type of retirement plan for which the Contract is purchased and the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser for complete information and advice. No attempt is made to consider any applicable state or other local tax laws. Moreover, the discussion herein is based upon MML's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service ("IRS").

TAX STATUS OF MML

    Under existing federal law, no taxes are payable by MML on investment income and realized capital gains of the Account credited to the contracts. Accordingly, MML does not intend to make any charge to the Account to provide for company income taxes. MML may, however, make such a charge in the future if an unanticipated construction of current law or a change in law results in a company tax liability attributable to the Account.

    MML may incur state and local taxes (in addition to premium taxes) in several sates. At present, these taxes are not significant. If they increase, however, charges for such taxes attributable to the Separate Account may be made.

                        TAXATION OF CONTRACTS IN GENERAL

    Under Section 817(h) of the Internal Revenue Code (the "Code") a Contract (other than one used in a tax-qualified retirement plan) will not be treated as an annuity contract and will be taxed on the annual increase in earnings if, as of the end of any quarter, the Portfolios, or the Portfolio on which the Contract is based are not adequately diversified in accordance with regulations prescribed by the Treasury Department.

    Subject to certain annuity distribution rules (see "Annuity Distribution Rules of Section 72(s)") annuity payments under the Contracts are taxable under
Section 72 of the Code. For contributions made after February 28, 1986, a Contract Owner that is not a natural person will be taxed on the annual increase in the earnings of a Contract unless the Contract Owner holds the Contract as agent for a natural person. Otherwise, increases in the value of a Contract are not subject to tax until actually or constructively received.

    Amounts received prior to the Contract Maturity Date from Contracts not under tax qualified arrangements (see "Taxation of Qualified Plans TSAs and IRAs" for a discussion of Contracts used in the qualified plan market) are subject to tax to the extent of any earnings or gains in the Contract; amounts received which are in excess of such earnings or gains are considered a return of capital. Similarly, amounts borrowed upon the Contract will be treated as amounts received under the Contract and will be taxable to the same extent. If an individual Contract Owner transfers ownership, for other than full and adequate consideration, the Contract Owner will be taxed on the transfer as though he or she had taken a full redemption of the Contract. For Contracts entered into after October 21, 1988, all annuity contracts issued by the same insurer and its affiliates to the same Contract Owner within the same calendar year must be aggregated in determining the amount of gain realized on a withdrawal from any one.

    If the  Contract is  obtained  in a  tax-free  exchange of  contracts  under
Section 1035 of the Code, different tax rules may apply. If a distribution prior to the Contract Maturity Date of a contract obtained in such an exchange is entirely attributable to investments in the surrendered contract prior to August 14, 1982, the distribution will first be considered a return of capital to the extent of those investments and only the amounts received inn excess of those investments will be regarded as taxable earnings or gains.

PENALTY TAXES

    In addition to the foregoing tax consequences, certain distributions under the Contract will be subject to a penalty tax under the Code Section 72(q) (for non-tax qualified Contracts) or 72(t) (for Contracts in tax qualified plans see "Taxation of Qualified Plans, TSAs and IRAs") of 10% of the amount of the distribution that is includable in gross income. However, the following distributions from non-tax qualified Contracts currently are not subject to the penalty tax: (1) withdrawals made after the Contract Owner is 59 years old; (2) payments made to a beneficiary (or to the estate of the Contract Owner) on or after the death of the Contract Owner; (3) payments attributable to a Contract Owner becoming disabled; or (4) substantially equal periodic payments made (at least annually) for the lifetime (or life expectancy) of the Contract Owner or for the joint lifetimes (or joint life expectancies) of the Contract Owner and the beneficiary.

    When monthly annuity payments commence, they are taxable as ordinary income in the year of receipt to the extent that they exceed that portion of the "investment in the Contract" allocable to that year. The investment in the contract will equal the gross amount of purchase payments made under the Contract less any amount that was previously received under the Contract but was not included in gross income. The investment in the contract would also be increased by any amount that was previously included in gross income under the Contract but was not received. This amount, divided by the anticipated number of monthly annuity payments, gives the "excludable amount," which is the portion of each annuity payment considered to be a return of capital and, therefore, not taxable. Under this exclusion ratio, the total amount excluded from payments actually received is limited to the investment in the contract. The rules for determining the excludable amount are contained in Section 72 of the Code and regulations thereunder and require adjustment when the payment option elected provides a feature such as a guaranteed number of payments.

ANNUITY DISTRIBUTION RULES OF SECTION 72(S)

    Annuity distribution requirements are imposed under Section 72(s) of the Code. MML understands that these requirements do not apply to Contracts issued to or under Qualified Plans, TSAs and IRAs.

    Under Section 72(s), a Contract will not be treated as an annuity subject to
Section 72 of the Code, unless it provides for certain required distributions from and after the date of death of the Contract Owner.

TAX WITHHOLDING

    Certain tax withholding is imposed on payments that are made under the Contracts (for Contracts in tax qualified plans, see "Taxation of Qualified Plans, TSAs and IRAs"). Withheld amounts do not constitute an additional tax, but are fully creditable on the individual tax return of each payee who is subject to withholding. In addition, no payment will be subject to the withholding if (1) it is reasonable to believe that the payments are not includable in gross income, or (2) the payee elects not to have withholding apply. The payee may make such an election either by filing an election form with MML or, in the case of redemptions, by following procedures that MML has established to afford payees an opportunity to elect out of withholding. These forms and procedures will be provided to payees by MML upon a request for payment.

    Unless the Payee elects not to have withholding apply, MML is required to withhold, for federal income tax purposes, 10% of the taxable portion of any redemption payment or non-periodic distribution under the Contracts. Periodic annuity payments under the Contracts are subject to withholding at the payee's wage base rate. if the payee of these annuity payments does not file an appropriate withholding certificate (obtainable from any local IRS office) with MML, it will be presumed that the payee is married claiming three exemptions.

TAX REPORTING

    MML is required to report all taxable payments and distributions to the IRS and to the payees. Payees will receive reports of taxable payments and distributions by January 31 of the year following the year of payments.

TAXATION OF QUALIFIED PLANS, TSAS AND IRAS

    The tax rules applicable to participants in retirement plans that qualify for special federal income tax treatment vary according to the type of plan and its terms and conditions.

    Increases in the value of a Contract are not subject to tax until received by the employee or his beneficiary. Monthly annuity payments under Qualified Plans, TSAs and IRAs are taxed as described above (see "TAXATION OF CONTACTS IN GENERAL"), except that the "investment in the Contract" under a Qualified Plan is normally the gross amount of purchase payment made by the employee under the Contract or made by the employer on the employee's behalf and included in the employee's taxable income when made.

    If the Annuitant receives a distribution that qualifies as a "lump sum distribution" under the Code, he or she may be eligible for special "5-year averaging" treatment of the funds received (or "10-year averaging" treatment if he or she was age 50 or older on January 1, 1986). TSAs and IRAs are not eligible for the special treatment under the "lump sum distribution" rules.

    Certain TSA contributions may not be distributed to the Annuitant until age 59 1/2, death, disability, separation of service or hardship. Distributions from Qualified Plans, IRAs and TSAs may be subject to a 10% penalty tax on amounts withdrawn before age 59 1/2. However, the following distributions from Qualified Plans (and TSAs and IRAs except as otherwise noted) are not subject to the penalty: (1) payments made to a beneficiary (or the estate of an Annuitant) on or after the death of the Annuitant; (2) payments attributable to an Annuitant becoming disabled; (3) substantially equal periodic payments made (at least annually) for the lifetime (or life expectancy) of the Annuitant or for the joint lifetimes (or joint life expectancies) of the Annuitant and the beneficiary (for Qualified Plans and TSAs, payments can only begin after the employee separates from service); (4) payment for certain medical expenses (not applicable to IRAs); (5) payment after age 55 and separation from service (not applicable to IRAs); and (6) payments to an alternate payee pursuant to a qualified domestic relations order under Code Section 414(p) (not applicable to IRAs). Excess retirement accumulations may be subject to a 15% penalty tax. Excess distributions may be subject to a 15% excise tax.

    IRAs and contributions under Sections 401, 403(b) and 457 are subject to limitations on the amount that may be contributed. The deductibility of contributions by individuals or their spouses who are active participants in an employer-maintained pension or profit-sharing plan may be reduced based on the individual's adjusted gross income. In addition, certain distributions from Qualified Plans and TSAs may be placed into an IRA on a tax-deferred basis.

    In general, tax law requires that minimum distributions be made from Qualified Plans, TSAs and IRAs beginning at age 70 1/2 or following the death of the participant. To avoid penalty taxes of 50 percent or more, required distributions, including distributions which should have been distributed in prior years, should not be rolled over to IRAs.

    Distributions from Qualified Plans and TSAs are subject to mandatory federal income tax withholding. MML is required to withhold 20% when a payment from a Qualified Plan or TSA is an "eligible rollover distribution" and such payment is not directly rolled over to another Qualified Plan, TSA or IRA. In general, an "eligible rollover distribution" is any taxable distribution other than: (1) payments for the life (or life expectancy) of the Annuitant, or for joint life (or joint life expectancies) of the Annuitant and the beneficiary; (2) payments made over a period of ten years or more; and (3) required minimum distributions (see above). Plan administrators should be able to tell Annuitants what other payments are not "eligible rollover distributions".

    Taxable distributions that are not "eligible rollover distributions" are subject to the withholding rules for annuities (see "Tax Withholding").

TAXATION OF SECTION 457 PLANS

    The amount deferred, including interest, under section 457 plans generally will not be taxable until paid or otherwise made available to the employee, and at that time will be taxable as ordinary income. Distributions from section 457 plans are not eligible for special income averaging treatment or for rollover to IRAs.

    Section 457 plans are subject to restrictions on the amount that may be deferred. All investments under the plan, including the Contract, are owned by the employer and are subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Contract, and is only entitled to payment from the employer in accordance with the Section 457 plan provisions.

    In general, tax law prohibits distributions from section 457 plans prior to age 70 1/2 or separation from service with the employer, and requires that minimum distributions commence at age 70 1/2 or following the death of the participant.

ARE THERE ANY MATERIAL LEGAL PROCEEDINGS AFFECTING THE ACCOUNT?

    No.

    (SET OUT BELOW IS THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION. THIS STATEMENT MAY BE OBTAINED BY CALLING THE NUMBER ON THE COVER OF THIS PROSPECTUS AND ASKING FOR THE PANORAMA SEPARATE ACCOUNT STATEMENT OF ADDITIONAL INFORMATION.)

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Purchase of Contracts.....................................................................................        B-3
Sales Charges.............................................................................................        B-3
How the Charges Under These Contracts are Made............................................................        B-4
Redemptions...............................................................................................        B-4
Contracts That are Subject to Sales Charges...............................................................        B-4
Administrator.............................................................................................        B-4
Underwriting Arrangements.................................................................................        B-5
How Annuity Payments are Determined.......................................................................        B-5
How the Value of the Deferred Contract is Determined......................................................        B-6
How the Accumulation Unit Value is Determined.............................................................        B-6
Distribution on Death of Contract Holder..................................................................        B-6
Valuing the Underlying Fund Shares........................................................................        B-7
Independent Public Accountants............................................................................        B-7
Experts...................................................................................................
Federal Tax Matters.......................................................................................
Taxation of MML...........................................................................................
Tax Status of the Contracts...............................................................................
Qualified Plans...........................................................................................
Investment Performance Calculations.......................................................................        B-7
FINANCIAL STATEMENTS......................................................................................
  Financial Statements of MML.............................................................................
  Report of Independent Public Accountants for MML........................................................
  Financial Statements of the Panorama Separate Account...................................................
  Report of Independent Public Accountants for the Panorama Separate Account..............................
Appendix -- General Formulae..............................................................................
Appendix A................................................................................................        A-1

                                   APPENDIX A
                            IRA DISCLOSURE STATEMENT
          FOR USE WITH THE MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                                 PROTOTYPE IRA

    This statement is designed to assist you in understanding the requirements of Federal tax law which apply to your Individual Retirement Annuity ("IRA"), Spousal IRA or your Simplified Employee Pension IRA ("SEP-IRA") for employer contributions. If you should desire further information regarding your IRA, it may be obtained either from your registered representative or from any district office of the Internal Revenue Service.

    The growth in value of the annuity is neither guaranteed nor projected.

SEVEN-DAY REVIEW PERIOD

    You have seven (7) days after you sign your application to review this statement and the Prospectus without obligation. If you notify your representative either orally or in writing within this seven-day period that you do not wish to keep your contract, your entire Purchase Payment will be refunded to you.

Registered
Representative:            ------------------------------------
Address:                   140 Garden Street
                           Hartford, Connecticut 06154
Telephone:                 (800) 234-5606

ELIGIBILITY REQUIREMENTS

    All persons with earned compensation are eligible for Individual Retirement Annuities ("IRAs"). Additionally, if you have a spouse who has earned no compensation (and you file a joint tax return), you may establish an IRA on behalf of your spouse. Of course, if you have a working spouse who has earned compensation, that spouse may establish his or her own IRA. Lastly, a divorced or legally separated spouse may treat taxable alimony or separate maintenance payments as compensation for purposes of establishing an IRA.

THE ANNUITY AS AN IRA

    When this Annuity is issued as an IRA, the contract is amended to provide that the contract is both non-transferable and non-forfeitable.

CONTRIBUTIONS AND DEDUCTIONS

    As a result of significant changes made by the Tax Reform Act of 1986, contributions to your IRA are limited at two levels. First, there are limits on the amount of contributions which may be deducted for income tax purposes. Second, there is a limit with respect to the amount of nondeductible contributions which can be made.

    If neither you nor your spouse (if you file a joint return) is an active participant in an employer-maintained retirement plan, then you are eligible to make deductible contributions to an IRA equal to the lesser of 100% of compensation or $2,000 ($2,250 in the case of a Spousal IRA -- see below).

    However, if you or your spouse (if you file a joint return) is an active participant in an employer-maintained retirement plan, your deduction limit for contributions to an IRA is reduced. Specifically, individuals with adjusted gross income over $35,000, married taxpayers filing jointly with adjusted gross income over $50,000, and a married taxpayer filing separately with adjusted gross income over $10,000, are no longer allowed any IRA deductions if they participate in an employer-maintained retirement plan. In the case of a married couple filing jointly, the restrictions apply where either spouse so participates. For single individuals with adjusted gross income between $25,000 and $35,000, married taxpayers filing jointly with adjusted gross income between $40,000 and $50,000, and a married taxpayer filing separately with adjusted gross income between $0 and $10,000, the IRA deduction will be phased out ratably as income rises above the threshold limits.

    Nevertheless, you may still make designated nondeductible IRA contributions to the extent of the excess of (1) the lesser of $2,000 ($2,250 in the case of a Spousal IRA), or 100% of compensation annually, over (2) the applicable IRA deduction limit. You may also choose to make a contribution nondeductible even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or nondeductible contributions, will not be taxed until distributed to you.

    For purposes of the above discussion, you are an "active participant" in an employer-maintained retirement plan, if you are covered by such plan, even if you are not yet vested in your retirement benefit. However, an individual who is a participant in an eligible state deferred compensation plan, as defined in Code section 457(b), is not considered to be an "active participant".

    In order to qualify for a particular tax year, IRA contributions must be made during such tax year or by the deadline for filing your income tax return for that year (not including extensions). For calendar year taxpayers the deadline is generally April 15.

    If you make contributions in excess of the combined deductible and nondeductible limits, you may be liable for a nondeductible excise tax of 6% of the amount of the excess. You may withdraw an excess contribution together with the net income attributable to the excess, on or before the due date (including extensions of time) for filing your Federal income tax return and the excess amount will be treated as if you never contributed it, regardless of the size of the contribution. The accompanying distribution of the net income, however, is includible in income for the year in which the excess contribution is made. Excess amounts which are not withdrawn by this method are subject to the 6% excise tax in the year of contribution and are carried over and taxed each year until the year the excess is reduced.

    No contribution may be made by you to your IRA during or after the tax year in which you attain age 70 1/2.

SPOUSAL IRAS

    If your spouse has no compensation for the year and you file a joint return, you may set up and make contributions to an IRA for your spouse, as well as for yourself. Subject to the active participant rules discussed above, the maximum amount that you can deduct for contributions to both IRAs is the lesser of $2,250, or 100% of compensation. You may not deduct, however, more than $2,000 to either IRA for any year.

SEP-IRAS

    Under a SEP-IRA agreement, your employer may contribute 15% of your compensation, up to $30,000, to your IRA each year. The contribution and interest earned is excludable from your income until such time as it is distributed to you.

    You must withdraw any excess contribution made to your SEP-IRA by your employer before the date for filing your return. If you do not, you are liable for the 6% excise tax discussed above. SEP-IRAs are also generally subject to the other requirements applicable to IRAs.

ROLLOVER CONTRIBUTIONS AND TRANSFERS

    You are permitted to withdraw any portion of the value of your IRA and reinvest it in another individual retirement annuity or account, but not more frequently than once in any one-year period. Such withdrawals may also be made from other IRAs and contributed to this contract. Such a withdrawal of funds from one IRA and subsequent reinvestment in another IRA is called a "rollover contribution". In order to qualify as a tax-free rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. Of course, you will not be allowed a tax deduction for the amount of any rollover contribution.

    A similar type of rollover contribution can be made with the proceeds of an eligible rollover distribution or a lump-sum distribution from a qualified retirement plan. Such a distribution must also be invested in the IRA within 60 days of receipt. A lump sum distribution is one made from a

Qualified Plan: (1) because of your death; (2) after you reached age 59 1/2; (3) because you left your job (unless you are self-employed); or (4) after you become permanently disabled (but only if you are self-employed). To be considered a lump sum, the distribution must also be made entirely in a single tax year and must represent the entire value of your account in the retirement plan (and in all plans of a similar type sponsored by the same employer). Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with any IRA contributions you have deducted from your income.

    Eligible rollover distributions are generally all taxable distributions from Qualified Plans and Section 403(b) annuities except for: (1) amounts paid over your life or life expectancy; or (2) installments for periods of years spanning ten (10) years or more; or (3) required minimum distributions.

    Also, if you receive a distribution on account of a plan termination you may make a rollover contribution to an IRA.

    In addition to rollover contributions, you may also have the assets of one IRA directly transferred (without any distribution to you) to another IRA. Direct IRA to IRA transfers are not subject to the one-year waiting period applicable to IRA rollover contributions.

WITHDRAWALS

    If you withdraw an amount from an IRA during a tax year and you have made both deductible and nondeductible IRA contributions, the part of the withdrawal that is from nondeductible contributions (not including interest) is excludable from income. The amount excludable from income for the tax year is the portion of the amount withdrawn that has the same ratio to the amount withdrawn as your total nondeductible IRA contributions (of all your IRAs) have to the total balance of all your IRAs, including rollover IRAs. The remaining portion of the amount withdrawn for the tax year is includable in income. For purposes of this calculation, all your IRAs are treated as one contract and all withdrawals you make during a tax year are treated as one distribution and the value of the contract (after adding back distributions made during the year), income on the contract and investment in the contract are computed at the end of the year.

PREMATURE DISTRIBUTIONS

    Premature distributions are amounts you withdraw from your IRA before you are age 59 1/2. Premature distributions which do not qualify for rollover treatment are subject to a penalty tax equal to 10% of the amount of the distribution includable in gross income in the tax year, unless you are totally disabled or receive the distributions in substantially equal payments (at least annually) for your life or life expectancy or the joint lives or life expectancies of you and your beneficiary or unless the distributions are made to your beneficiary on account of your death.

    The penalty tax is also applicable to income taxable distributions deemed to have been made upon disqualification of your IRA as a result of a prohibited transaction (including, in general, the sale or assignment of your interest in your IRA to anyone), or as a result of borrowing on your IRA, or using your IRA as security for a loan.

INADEQUATE OR UNDER DISTRIBUTION -- 50% TAX

    Your IRA is intended to provide retirement benefits over your lifetime. Thus, Federal law requires that you either (1) receive a lump sum distribution from your IRA not later than April 1st of the year after the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life or life expectancy (or over the life or life expectancies of you and your beneficiary). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

EXCESS DISTRIBUTIONS -- 15% TAX

    Certain persons, particularly those who participate in more than one tax-qualified retirement plan, may be subject to an excise tax of 15% on certain excess aggregate distributions from those plans. In general, excess distributions are taxable distributions from all tax-qualified plans in excess of a specified annual limit for payments made in the form of an annuity (generally, $150,000 for 1987, indexed for inflation), or five (5) times the annual limit for lump sum distributions.

DEATH BENEFITS

    If you should die before receiving any benefits from your IRA, your beneficiary must either elect (1) to receive the balance of your account in a lump sum within five (5) years of your death, or (2) have the balance applied to purchase an immediate annuity payable over the life or life expectancy of the beneficiary. Such annuity must commence within one year of your death. If your spouse is your beneficiary, however, distributions are not required to be distributed until the date you would have attained age 70 1/2, and if your spouse dies before any distribution to him or her commences, your spouse is treated as the owner of your IRA for purposes of any required distributions.

PROHIBITED TRANSACTIONS

    If you engage in certain prohibited transactions with your IRA, the IRA will lose its exemption from taxation. Depending on the type of prohibited transaction, you must include in income all or a portion of the fair market value of the IRA account. Examples of prohibited transactions are: (1) any borrowing from the account; (2) use of the account as security for a loan; (3) receipt by you or certain family members of unreasonable compensation for managing the IRA.

    If you should die after benefits have commenced to you, the remaining portion of your account must be distributed to your beneficiary as rapidly as under the method of distribution in effect on the date of your death.

PROTOTYPE STATUS

    The Internal Revenue Service will be asked review the format of your Massachusetts Mutual Life Insurance Company Prototype IRA and to issue an opinion letter to Massachusetts Mutual Life Insurance Company stating that it qualifies as a prototype IRA. An opinion letter is a determination only as to the form of the IRA, and does not represent a determination as to its merits.

PROHIBITED TRANSACTIONS

    If you engage in certain prohibited transactions with your IRA, the IRA will lose its exemption from taxation. Depending on the type of prohibited transaction, you must include in income all or a portion of the fair market value of the IRA account. Examples of prohibited transactions are: (1) any borrowing from the account; (2) use of the account as security for a loan; (3) receipt by you or certain family members of unreasonable compensation for managing the IRA.

REPORTING TO THE IRS

    If you make a designated nondeductible contribution to an IRA for a taxable year or receive a distribution from an IRA during a taxable year, you are required to provide such information as the IRS may prescribe on your tax return for the taxable year, and, to the extent required, for succeeding taxable years. The information that may be required includes, but is not limited to: (1) the amount of designated nondeductible contributions for the taxable year; (2) the total amount of designated nondeductible contributions for all preceding taxable years that have not previously been withdrawn; (3) the total balance of all your IRAs as of the close of the calendar year with or within which the taxable year ends; and (4) the amount of distributions from your IRAs during the taxable year. If the required information is not shown on your return, all IRA contributions are presumed to have been deductible. Therefore, they will be taxable upon withdrawal from the IRA, unless it can be shown, with satisfactory evidence, that the contributions were nondeductible when they were made.

    Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions, 50% for underpayments, or 15% for excess distributions), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your income tax return (Form 1040) for the tax year in which the penalty applies.

FINANCIAL DISCLOSURE

    The charges which may be made against a contribution to your IRA include the Custodian's fees (set forth in the Adoption Agreement), and the mortality and expense risk fee, and other fees for the Account set forth on page 3 of the Account Prospectus. The charges which may be made against a withdrawal are also described in the Prospectus, and you should read the Panorama Account Prospectus carefully and retain it for your future reference.

                      STATEMENT OF ADDITIONAL INFORMATION

                           PANORAMA SEPARATE ACCOUNT
                       INDIVIDUAL DEFERRED AND IMMEDIATE
                      VARIABLE ANNUITY CONTRACTS ISSUED BY

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
              1295 STATE STREET, SPRINGFIELD, MASSACHUSETTS 01111
                                  413-744-8441

                             ANNUITY SERVICE CENTER
                                 P.O. BOX 13217
                          KANSAS CITY, MISSOURI 64199
                                 1-800-343-5629

                            ------------------------

                   QUALIFIED AND NON-QUALIFIED ANNUITY PLANS

    The Individual Variable Annuity contracts described herein are used in connection with plans qualified under Sections 401(a) or 403(a) of the Internal Revenue Code, as amended (the "Code"), and governmental plans and eligible State deferred Compensation plans under Sections 414(d) and 457 of the Code, as well as individual non tax-qualified retirement plans.

    This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus for the Panorama Separate Account dated March 1, 1996, a copy of which may be obtained by writing Massachusetts Mutual Life Insurance Company at the address shown above or calling:

Toll Free (outside Connecticut)             1 (800) 243-2501
In Hartford, Connecticut                    (203) 987-6500
In Connecticut (call collect) outside       0-987-6500
Hartford

                                 MARCH 1, 1996

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Purchase of Contracts.....................................................................................        B-3
Sales Charges.............................................................................................        B-3
How the Charges Under These Contracts are Made............................................................        B-4
Redemptions...............................................................................................        B-4
Contracts That are Subject to Sales Charges...............................................................        B-4
Administrator.............................................................................................        B-4
Underwriting Arrangements.................................................................................        B-5
How Annuity Payments are Determined.......................................................................        B-5
How the Value of the Deferred Contract is Determined......................................................        B-6
How the Accumulation Unit Value is Determined.............................................................        B-6
Distribution on Death of Contract Holder..................................................................        B-6
Valuing the Underlying Fund Shares........................................................................        B-7
Independent Public Accountants............................................................................        B-7
Experts...................................................................................................
Federal Tax Matters.......................................................................................
Taxation of MML...........................................................................................
Tax Status of the Contracts...............................................................................
Qualified Plans...........................................................................................
Investment Performance Calculations.......................................................................        B-7
FINANCIAL STATEMENTS......................................................................................
  Financial Statements of MML.............................................................................
  Report of Independent Public Accountants for MML........................................................
  Financial Statements of the Panorama Separate Account...................................................
  Report of Independent Public Accountants for the Panorama Separate Account..............................
Appendix -- General Formulae..............................................................................
Appendix A................................................................................................        A-1

PURCHASE OF CONTRACTS

    The contracts offered under the Prospectus are individual variable annuity contracts for use in conjunction with both tax-qualified and non tax-qualified plans. They are offered as periodic payment deferred, single payment deferred and immediate contracts. The maximum issue age for immediate and deferred contracts is age 75. The minimum first contract year purchase payment on a deferred contract is $500 and for an immediate contract the minimum purchase payment is $10,000.

    However, this minimum initial payment may be waived in the case of Panorama group-billed arrangements existing prior to January 1, 1986. In those cases, the minimum initial payment for new participants will be $10 per participant. For Panorama group-billed arrangements established on or after January 1, 1986, the minimum purchase payment will be $40 per month per participant.

SALES CHARGES

    No deductions are made from purchase payments under deferred contracts beyond the deduction of any applicable premium taxes. A deduction for sales charges under deferred contracts is taken from the proceeds of redemptions or amounts applied to provide variable life annuity payments to the extent, and for the period of time, described below.

    During the first ten (10) 12-month periods ("contract years") that a deferred contract is in existence, a sales charge will be applied to any redemption amount in excess of 10% of the closing contract value as of December 31st of the prior year. The deduction for sales charges expressed as a percentage of the amount redeemed in excess of the 10% allowable amount (which will be zero for the remainder of the Calendar Year during which the first purchase payment is received) and after any transaction or maintenance charges, is as follows:

CONTRACT YEARS                                                                DEDUCTION
-------------------------------------------------------------------------  ---------------
1-5......................................................................            5%
6-10.....................................................................            4%
11 and over..............................................................            0%

    In addition, there are two (2) circumstances where the commencement of variable annuity payments gives rise to a sales charge. First, amounts paid under the non-life variable annuity option (Option E on page 16 of the prospectus) are treated as partial redemptions for purposes of deducting sales charges, as set forth above. Second, if payments under a variable life annuity option commence during the first three years after the contract is issued, a reduced sales charge applies. This deduction, expressed as a percentage of the amount applied to provide a variable payout after the deduction charge, is as follows:

CONTRACT YEARS                                                                DEDUCTION
-------------------------------------------------------------------------  ---------------
1........................................................................            3%
2........................................................................            2%
3........................................................................            1%
4 and over...............................................................            0%

    There is no sales charge on redemptions made after the contract maturity date. Pursuant to an exemption from certain provisions of the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission, the total deferred sales charges on a deferred contract may not exceed 9% of the total purchase payments unless and until the Commission removes this restriction.

    A deduction  for  sales  charges  under  single  payment  immediate  annuity contracts is taken from the purchase payment. A policy fee of $70 is also deducted from the purchase payment as are any applicable premium taxes. The deduction for sales charges as a percentage of the amount remaining after deduction of the policy fee and any premium taxes is 3% of the first $10,000, 2% of the next $90,000 and 1% of amounts over $100,000. On the minimum $10,000 purchase payment, the maximum deduction of 3% plus $70 is 3.83% of the net amount invested.

HOW THE CHARGES UNDER THESE CONTRACTS ARE MADE

    Charges under the contracts are assessed in various ways. The sales charges under deferred contracts are taken as deductions from redemptions or from proceeds applied to provide a variable life annuity payout. Massachusetts Mutual Life Insurance Company ("MML") may pay premium taxes under the Annuity Contracts, or depending on applicable state law, it may deduct premium taxes paid from premium payments, upon full surrender, or on the Annuity Income Date. Premium tax charges vary from jurisdiction to jurisdiction. The charge made for the mortality and expense risk assumed by MML is taken as a daily charge to each sub-account. The annual maintenance charge is deducted equally from the sub-accounts by redeeming units on the anniversary date of the contract. To the extent a sub-account does not have sufficient value to cover an equal share, any shortfall will be deducted equally from the other sub-accounts. In the event of a full surrender during a year, this charge will be deducted from the proceeds of the surrender. The transaction charges are taken as deductions from the proceeds of the transfer or partial redemption, as applicable.

REDEMPTIONS

    Prior to the commencement of life annuity payments, a deferred contract may be surrendered or redeemed in part by a written request from the owner to MML. The owner will be entitled to the surrender or redemption value as of the next valuation of accumulation units following receipt of the request at the Annuity Service Center. Payment will be made promptly.

CONTRACTS THAT ARE SUBJECT TO SALES CHARGES

    All deferred contracts are subject to the maintenance and transactions charges prior to the contract maturity date unless the proceeds have been applied under a life annuity option. The transaction charge is currently being waived for up to four Sub-Account withdrawals made in conjunction with transfers and one Sub-Account withdrawal made in conjunction with a partial redemption in any one calendar year. If the proceeds have been applied under the non-life variable annuity option, the transaction charge will continue to apply after the contract maturity date except with regard to annuity payments.

    Proceeds of individual variable or accumulation annuity contracts with MML which were previously held by, or for the benefit of, the contract owner or annuitant, will not be subject to sales charges.

    Also, the net proceeds of a surrender of a contract may be reinvested without being subject to further sales charges if the following conditions are met. First, the purchase payment covering the reinvestment must be received by Connecticut Mutual Financial Services, LLC ("CMFS") within 30 days of the date of the surrender. Second, the owner must not have previously made a reinvestment pursuant to this privilege. This reinvestment privilege is contingent on MML's issuance of a new contract, which will not be done if the owner is not eligible for a contract at the time the reinvestment is tendered. The reinvestment may be subject to premium taxes. The maintenance fee will be added back to the amount reinvested unless the period between surrender and reinvestment includes the first contract's anniversary date.

ADMINISTRATOR

    CMFS performs sales and administrative functions relative to the Account including the keeping of all records not maintained by MML. It has been registered as a broker/dealer under the Securities Exchange Act of 1934. CMFS is an indirect wholly owned subsidiary of MML, is located at 10 State House Square, Hartford, Connecticut and has as its mailing address, 140 Garden Street, Hartford, Connecticut, 06154. CMFS has contracted with Continuum Company, Inc. to administer the Contracts on its behalf at the Annuity Service Center.

    The administrative fees paid to CMFS or its predecessor for the past three years were as follows: $722,576 in 1993, $880,718 in 1994 and $1,010,424 in
1995.

UNDERWRITING ARRANGEMENTS

    As of March 1, 1996, CMFS and MMLISI serve as co-underwriters for Panorama Separate Account Contracts. These contracts are offered continuously. G.R. Phelps & Co., Inc. ("Phelps"), a subsidiary of CML, served as Underwriter for the contracts during 1993, 1994 and part of 1995. For 1993, 1994 and 1995 the amounts paid to Phelps for underwriting expenses were $416,565, $449,480 and $580,188, respectively. CMFS replaced Phelps as underwriter for the contracts as of August 1, 1995 and was paid $8,054 for underwriting expenses in 1995.

HOW ANNUITY PAYMENTS ARE DETERMINED

    The dollar amount of annuity payments and the number of annuity units under deferred contracts in force more than three years are determined in three steps.

    FIRST, a purchase rate per $1,000 of accumulated value is determined according to the Progressive Annuity Table (as adjusted for year of birth) using the age on the first payment date, and an assumed interest rate of 3 1/2% per year.

    SECOND, the product of the accumulated value (divided by 1,000) and the purchase rate is divided by the value of an annuity unit on the first payment date to determine the number of annuity units in each Sub-Account. This number remains fixed for the life of the contract except in the case of certain joint annuities or if there is a transfer from one Sub-Account to another.

    THIRD, the dollar amount of each annuity payment is determined by multiplying the number of annuity units by the annuity unit value or values as of the date on which the payment is made. This amount may increase or decrease from payment to payment.

    For the annuity payments and reserve values to increase, the earnings of the participation must be at a rate higher than the total charges made against the Sub-Account plus the assumed interest rate used in constructing the annuity table.

    Adjustments to the Progressive Annuity Table are made by an adjustment of one year in the annuitant's age for each twenty (20) calendar years in birth date as shown in the following table:

YEAR OF BIRTH                                                       ADJUSTED AGE
---------------------------------------------------------------  -------------------
Before 1900....................................................    Actual Age + 1
1900 - 1919....................................................      Actual Age
1920 - 1939....................................................    Actual Age - 1
1940 - 1959....................................................    Actual Age - 2
1960 - 1979....................................................    Actual Age - 3

    Adjustments for years of birth after 1979 are made in a consistent manner.

    The same procedure is followed for immediate contracts based on the net purchase payment and the value of an annuity unit on the issue date. If more than one Sub-Account is to be used to fund an annuity, the procedure would be repeated for each Sub-Account and annuity payments would be the total of those generated in each Sub-Account.

    For deferred contracts annuitizing under a life annuity option during the first three years after issuance, the accumulated value will be subject to a charge. (See "How much are the deductions for sales charges under deferred contracts?" in the Prospectus)

    Upon receipt of an election to exchange all or a portion of the annuity units of one Sub-Account for those of another, MML will determine the dollar value of the next annuity payment from the first Sub-Account on its due date, multiply that value by the percentage of the annuity units to be transferred and then credit the applicant with the number of annuity units in the Sub-Account to which the transfer is being made, which would give an equal dollar value. The number of annuity units equal to that dollar value would then be canceled in the original Sub-Account. Subsequent payments would reflect the changes in annuity unit values based on the changed number of annuity units in each Sub-Account.

HOW THE VALUE OF THE DEFERRED CONTRACT IS DETERMINED

    The accumulated value of the deferred contract at any time prior to the commencement of annuity payments can be determined by multiplying the total number of accumulation units credited to the contract in each Sub-Account by the then current accumulation unit values in each. Each owner will be advised at least semi-annually of the number of accumulation units credited to each contract owned, the current accumulation unit values and the total value of each contract. Accumulation units are valued for each day that shares of the Fund are valued and any contract owner may at any time obtain the most recent values from the Annuity Service Center. Any applicable charges for surrendering the contract must be deducted from this accumulated value to determine the amount that would be received upon a surrender.

HOW THE ACCUMULATION UNIT VALUE IS DETERMINED

    The value of an accumulation unit in each Sub-Account was set at $1.00 on the valuation date on which funds were first placed in the Sub-Account. The value of an accumulation unit on any subsequent valuation date is determined by multiplying the value of an accumulation unit on the immediately preceding valuation date by the net investment factor for the valuation period just ended.

    Before describing how this net investment factor is determined, we would like to refer you to Appendix A of this Statement of Additional Information, where an example is given of how the factor works. The factor's purpose is essentially to provide a means of determining the daily fluctuations of the accumulation unit values due to the investment performance of the Fund and any charges made against the Sub-Account. The actual determination of the net investment factor is as follows.

    At each valuation date, a net investment factor for each Sub-Account is determined from the investment performance of the underlying Portfolio of the Fund for the valuation period just ended. The net investment factor is calculated by dividing (a) by (b) and then subtracting (c), where

        (a) is the net asset value per share of the Portfolio at the end of the valuation period, plus the amount per share of any dividend or capital gain distribution made by the Fund for the Portfolio if the ex-dividend date occurs during the valuation period, minus the amount per Portfolio share of any realized or unrealized capital losses, minus the reserve per Portfolio share for taxes on realized and unrealized capital gains;

        (b) is the net asset value per Portfolio share at the beginning of the valuation period, minus the reserve per Portfolio share for taxes at the beginning of the valuation period;

        (c) is .000020 multiplied by the number of days in the valuation period.

    Since the net investment factor may be less than one if the combined capital losses and deductions for any applicable taxes and daily charges exceed the investment income and capital gains, the value of an accumulation unit on any valuation date may be less than the value on the previous valuation date.

DISTRIBUTION ON DEATH OF CONTRACT HOLDER

    The Deficit Reduction Act of 1984 ("DRA") requires that affected annuity contracts issued after January 18, 1985 contain specific provisions for distribution of the policy proceeds upon the death of the contract holder. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that contracts provide that if the contract owner dies on or after the retirement date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the contract owner's death. If the contract owner dies before the retirement date, the entire interest in the contract must generally be distributed within five (5) years after the contract owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of the contract owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. If the beneficiary is the contract owner's surviving spouse, the contract may be continued with the surviving spouse as the new contract owner. Contracts issued after January 18, 1985, contain endorsements intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in contracts issued after January 18, 1985, satisfy all such Code requirements. The provisions contained in contracts issued after January 18, 1985 will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

    As a result of the technical corrections to the DRA effective for Contracts issued on or after January 19, 1985 (the effective date of the original distribution provision under the DRA), the death of contract owner distribution rules will not apply to annuity contracts under qualified plans, qualified annuities, Keoghs, Tax Sheltered Annuities ("TSAs") and Individual Retirement Annuities ("IRAs"). (However, these plans are subject to similar required distribution rules.)

    For Contracts issued on or after April 23, 1987, the following changes apply. Where the contract owner is not an individual, the primary annuitant is considered the holder for purposes of the rules discussed in this section. The primary annuitant is defined as the individual, the events in whose life which are of primary importance in affecting the timing and amount of the payout under the Contract. In addition, when an individual is not the contract holder, a change in the primary annuitant is treated as the death of the holder. Finally, in the case of joint contract holders, the distribution rules will be applied at the death of the first of the holders.

VALUING THE UNDERLYING FUND SHARES

    The shares of the Fund are valued at net asset value as of the end of each Valuation Period. The Fund custodian provides these values daily. A complete description of the valuation method used in valuing Fund shares may be found in the prospectus of the Fund.

INDEPENDENT PUBLIC ACCOUNTANTS

    The supplemental financial statements of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent auditors, appearing elsewhere herein, and upon the authority of such auditors as experts in accounting and auditing.

    The financial statements of Panorama Separate Account as of December 31, 1995 and the results of its operations and its cash flows for the year ended December 31, 1995 and its statements of changes in net assets for the two years ended December 31, 1995, have been included herein in reliance on the reports of Arthur Andersen LLP, independent auditors, appearing elsewhere herein, and upon the authority of such auditors as experts in accounting and auditing.

                      INVESTMENT PERFORMANCE CALCULATIONS

MONEY MARKET SUB-ACCOUNT YIELD

    In accordance with regulations prescribed by the Securities and Exchange Commission (the "SEC"), the Panorama Separate Account is required to compute the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on the Money Market portfolio's securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one accumulation unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis.

    The SEC also permits the Panorama Account to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

    For the seven day period ending December 31, 1995, the Money Market Sub-Account's annualized yield was 4.56%. For the same period, the effective yield was 4.66%. (These figures are for deferred contracts, both qualified and non-qualified). See the table below for other historical performance data for the Money Market Sub-Account.

    The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio, and its operating expenses.

    Historical yield figures are contained in the tables appearing below.

SUB-ACCOUNT TOTAL RETURN CALCULATIONS: STANDARDIZED

    The Panorama Account may from time to time also disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one and five year periods and for the life of the Sub-Account that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P(1 + T)n = ERV

Where:       P  = hypothetical initial payment of $1,000;

             T  = average annual total return;

             n  = number of years; and

             ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning on the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

    The sales load (surrender charge) on qualified and non-qualified contracts and all recurring fees that are charged to all shareholder accounts (the annual maintenance charge) are recognized in the ending redeemable value for standard total return figures. The annual maintenance charge is reflected by dividing the total amount of such charges collected during the year that are attributable to the particular type of contract by the total average net assets of all of the sub-accounts that are attributable to that type of contract. The resulting percentage is deducted from the return in calculating the ending redeemable value. These figures will not reflect any premium taxes.

    Standard total return figures for past periods are contained in the tables appearing below.

OTHER PERFORMANCE DATA: NON-STANDARDIZED

    The Panorama Separate Account may from time to time also disclose average annual total returns in non-standard formats in conjunction with the standard format described above. The non-standard format calculation will be identical to the standard format except that it will not take any sales or surrender charges into account.

    Historical non-standard performance data are contained in the tables appearing below.

    The Fund may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula, assuming no sales charge.

                              CTR = (ERV / P) - 1

Where:       CTR = the cumulative total return net of a Sub-Account recurring charges for the period

             ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year (or other) period, at the end of the one, five, or ten-year (or other period (or fractional portion thereof)

             P    = a hypothetical initial payment of $1,000.

    All non-standard performance data will only be advertised if the standard total return performance data is also included in the advertisement.

    The following is a list of those publications which may be cited in advertising materials which contain articles describing investment results or other data relative to one or more of the Sub-Accounts.

Broker World
Across the Board
American Banker
Best's Review
Business Month
Changing Times
Economist
Forbes Inc.
Insurance Forum
Insurance Week
Journal of the American Society of CLU & ChFC
Life Insurance Selling
MarketFacts
National Underwriter
New Choices (formerly 50 Plus)
Pension World
Rough Notes
U.S. Banker
Working Woman
Financial Services Week
Kiplinger's Personal Finance
Registered Representative
U.S. News & World Report
CDA
Financial Times
Insurance Product News
LIMRA's Marketfacts
Investment Dealers Digest
Investor's Business Daily
Independent Agent
California Broker
Hartford Courant
Entrepreneur
USA Today
Adweek
Newsweek
Success
The Washington Post
Associated Press
Reuter's
Business Wire
Dow Jones News Service
Variable Annuity Reporting and Data Service

Financial World
Advertising Age
Barron's
Business Insurance
Business Week
Consumer Reports
Financial Planning
Fortune
Institutional Investor
Insurance Sales
Journal of Accountancy
Journal of Commerce
Life Association News
Manager's Magazine
Money
Nation's Business
New York Times
Pensions & Investments
Round the Table
Wall Street Journal
Morningstar, Inc.
Wiesenberger Investment Companies Service
Medical Economics
Investment Advisor
Time
Tillinghast
American Agent and Broker
Insurance Times
Professional Insurance Agents
Insurance Review
Insurance Advocate
Professional Agent
Life Times
New England Business
Entrepreneurial Woman
Business Marketing Independent Business
Consumer's Digest
Crain's
The Standard
Knight-Ridder
United Press International
Bloomberg
Business News Features
VARDS
Value Line

    From time to time the sales of variable annuity contracts under the Panorama Separate Account may be published on a gross or net basis and for various periods of time, and such sales compared with sales of similar annuity products reported for other separate accounts unaffiliated with MML and with industry averages reported by Lipper Financial Services, Inc. and other reporting services. The effect of compounding may also be discussed.

COMMENT ON MML'S FINANCIAL STATEMENTS

    The supplemental financial statements of MML relate solely to the condition and operations of MML. The values of the interests of Contract Owners covered by the annuity contracts described herein are affected solely by the investment results of the Account. Financial statements of MML should be considered only as bearing upon the ability of MML to meet its obligations under the annuity contracts.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                            ------------------------

                   AUDIT OF SUPPLEMENTAL FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Policyholders of Massachusetts Mutual Life Insurance Company

    We have audited the supplemental statement of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1995 and 1994, and the related supplemental statements of income, changes in policyholders' contingency reserves and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The supplemental financial statements give retroactive effect to the merger of Massachusetts Mutual Life Insurance Company and Connecticut Mutual Life Insurance Company on March 1, 1996, which has been accounted for as a pooling of interests as described in the notes to the supplemental financial statements. Generally accepted accounting principles preclude giving effect to a consummated business combination accounted for by the pooling of interests methods in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Massachusetts Mutual Life Insurance Company after financial statements covering the date of consummation of the business combination are issued. We did not audit the financial statements of Connecticut Mutual Life Insurance Company which statements reflect total assets of 25% as of December 31, 1995 and 1994, revenue of 26%, 26%, and 24% and net gain from operations of 22%, 6% and 17% for each of the three years in the period ended December 31, 1995, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Connecticut Mutual Life Insurance Company, is based solely on the report of other auditors.

    In our opinion, based on our audits and the reports of other auditors, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

    As discussed in Note 10 to the financial statements, Massachusetts Mutual Life Insurance Company entered into a definitive agreement for the sale of a wholly-owned insurance subsidiary.

                                          /s/ Coopers & Lybrand L.L.P.

Springfield, Massachusetts
March 1, 1996

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                  SUPPLEMENTAL STATEMENT OF FINANCIAL POSITION

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1995         1994
                                                                                         -----------  -----------
                                                                                              (IN MILLIONS)
ASSETS:
Bonds..................................................................................  $  23,625.1  $  23,298.2
Stocks.................................................................................        416.1        246.1
Mortgage loans.........................................................................      3,872.4      4,066.2
Real Estate:
  Investments..........................................................................      1,502.8      1,673.7
  Other................................................................................        107.1        108.8
Other investments......................................................................      1,489.9      1,218.4
Policy loans...........................................................................      4,518.4      4,259.8
Cash and short-term investments........................................................      2,342.8      2,255.5
Investment and insurance amounts receivable............................................      1,059.3      1,069.7
Separate account assets................................................................     11,309.5      8,530.5
Other assets...........................................................................        174.6        153.3
                                                                                         -----------  -----------
                                                                                         $  50,418.0  $  46,880.2
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
            SUPPLEMENTAL STATEMENT OF FINANCIAL POSITION (CONTINUED)

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1995         1994
                                                                                         -----------  -----------
                                                                                              (IN MILLIONS)
LIABILITIES:
Policyholders' reserves and funds......................................................  $  32,893.1  $  32,295.1
Policyholders' dividends...............................................................        832.6        837.5
Policy claims and other benefits.......................................................        395.5        415.9
Federal income taxes...................................................................        338.5        229.9
Asset valuation reserve................................................................        566.8        470.5
Investment reserves....................................................................        109.9        130.8
Separate account reserves and liabilities..............................................     11,309.6      8,529.5
Amounts due on investments purchased and other liabilities.............................      1,371.1      1,401.9
                                                                                         -----------  -----------
                                                                                            47,817.1     44,311.1
Policyholders' contingency reserves....................................................      2,600.9      2,569.1
                                                                                         -----------  -----------
                                                                                         $  50,418.0  $  46,880.2
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                        SUPPLEMENTAL STATEMENT OF INCOME

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Income:
Premium income...............................................................  $  5,727.7  $  6,177.2  $  6,408.3
Net investment and other income..............................................     2,898.4     2,803.1     2,885.7
                                                                               ----------  ----------  ----------
                                                                                  8,626.1     8,980.3     9,294.0
                                                                               ----------  ----------  ----------
Benefits and expenses:
Policy benefits and payments.................................................     5,152.2     5,449.6     5,652.9
Addition to policyholders' reserves and funds................................     1,205.4     1,263.2     1,291.1
Commissions and operating expenses...........................................       833.7       959.3       953.5
State taxes, licenses and fees...............................................        89.4       105.6       114.9
Merger restructuring costs...................................................        44.0         0.0         0.0
                                                                               ----------  ----------  ----------
                                                                                  7,324.7     7,777.7     8,012.4
                                                                               ----------  ----------  ----------
Net gain before federal income taxes and dividends...........................     1,301.4     1,202.6     1,281.6
Federal income taxes.........................................................       206.2       139.7       211.8
                                                                               ----------  ----------  ----------
Net gain from operations before dividends....................................     1,095.2     1,062.9     1,069.8
Dividends to policyholders...................................................       819.0       824.7       817.5
                                                                               ----------  ----------  ----------
Net gain from operations.....................................................       276.2       238.2       252.3
Net realized capital loss....................................................       (85.8)     (164.3)      (96.0)
                                                                               ----------  ----------  ----------
Net income...................................................................  $    190.4  $     73.9  $    156.3
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                      SUPPLEMENTAL STATEMENT OF CHANGES IN
                      POLICYHOLDERS' CONTINGENCY RESERVES

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Policyholders' contingency reserves, beginning of year.......................  $  2,569.1  $  2,470.2  $  2,131.2
                                                                               ----------  ----------  ----------
Increases (decreases) due to:
  Net income.................................................................       190.4        73.9       156.3
  Net unrealized capital gain................................................        88.7        29.5        67.9
  Merger restructuring costs, net of tax.....................................       (45.4)        0.0         0.0
  Surplus notes..............................................................         0.0       100.0       250.0
  Change in asset valuation and investment reserves..........................       (75.6)      (38.2)     (133.3)
  Change in accounting for mortgage-backed securities........................         0.0        44.5         0.0
  Change in valuation bases of policyholders' reserves.......................      (108.2)      (51.1)        0.0
  Change in non-admitted assets and other....................................       (18.1)      (59.7)       (1.9)
                                                                               ----------  ----------  ----------
Policyholders' contingency reserves, end of year.............................  $  2,600.9  $  2,569.1  $  2,470.2
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                      SUPPLEMENTAL STATEMENT OF CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Operating activities:
  Net income.................................................................  $    190.4  $     73.9  $    156.3
  Addition to policyholders' reserves and funds, net of transfers to separate
   accounts..................................................................       575.8       546.9       389.6
  Net realized capital loss..................................................        85.8       164.3        96.0
  Other changes..............................................................       (25.2)      124.2       131.1
                                                                               ----------  ----------  ----------
  Net cash provided by operating activities..................................       826.8       909.3       773.0
                                                                               ----------  ----------  ----------
Investing activities:
  Loans and purchases of investments.........................................    10,364.2     8,351.6     8,715.1
  Sales or maturities of investments and receipts from repayment of loans....     9,671.1     7,468.7     7,607.3
                                                                               ----------  ----------  ----------
  Net cash used in investing activities......................................       693.1       882.9     1,107.8
                                                                               ----------  ----------  ----------
Financing activities:
  Issuance of surplus notes..................................................         0.0       100.0       250.0
  Repayment of notes payable and other borrowings............................       (46.4)     (125.0)     (100.0)
  Proceeds from issuance of notes payable and other borrowings...............         0.0         0.0       120.3
                                                                               ----------  ----------  ----------
  Net cash provided by (used in) financing activities........................       (46.4)      (25.0)      270.3
                                                                               ----------  ----------  ----------
Increase (decrease) in cash and short-term investments.......................        87.3         1.4       (64.5)
Cash and short-term investments, beginning of year...........................     2,255.5     2,254.1     2,318.6
                                                                               ----------  ----------  ----------
Cash and short-term investments, end of year.................................  $  2,342.8  $  2,255.5  $  2,254.1
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                   NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

    Massachusetts Mutual Life Insurance Company ("the Company") is a mutual life insurance company and as such has no shareholders. The Company's primary business is individual life insurance, annuity and disability products distributed through career agents. The Company also provides a wide range of group life, health and pension products and services, as well investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

    On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company ("Connecticut Mutual") were merged into the Company. For the purposes of this presentation, these supplemental financial statements give retroactive effect as if the merger had occurred on January 1, 1993 in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and the Department of Insurance of the State of Connecticut. This merger was accounted for under the pooling of interests method of accounting. The financial information is not necessarily indicative of the results that would have been recorded had the merger actually occurred on January 1, 1993, nor is it indicative of future results. After the merger, future sales of new products will be predominantly those developed by Massachusetts Mutual. Additionally, as part of the merger plan, employee positions have been or will be eliminated over a three-year period, predominantly through voluntary terminations. In 1995, charges for employee separation and transaction expenses directly attributable to the merger were $44 million for Massachusetts Mutual (the Company prior to the merger) and $45 million, net of tax, for Connecticut Mutual. The expenses incurred by Massachusetts Mutual were recorded in the statement of income and the expenses incurred by Connecticut Mutual were recorded as a component of changes in policyholders' contingency reserves, as permitted by each company's regulatory authority. The Company estimates an additional $58 million of merger-related expenses will be incurred after the merger date.

    It is believed the Company will achieve operating cost savings through consolidation of certain operations and the elimination of redundant costs. In particular, the Company expects expense savings in 1996 and 1997 will more than offset the merger costs, and the level of annual savings will continue to grow in 1998 and beyond at the rate of inflation. The extent to which cost savings will be achieved will be influenced by many factors, including economic conditions, inflation and unanticipated changes in business activities. Accordingly, there can be no assurance the benefits anticipated to arise out of the merger will, in fact, be achieved.

    These financial statements do not extend through to the date of the merger; however, they will become the historical financial statements of the Company after financial statements covering the date of the merger have been issued, but do not include the adjustments that have been permitted by insurance regulatory authorities to be made as of the date of the merger. Policyholder reserves attributable to the disability income line of business will be strengthened by approximately $67 million, real estate valuation reserves will increase by $50 million and the prepaid pension asset will increase by $39 million.

1.  SUMMARY OF ACCOUNTING PRACTICES
    The accompanying supplemental financial statements, except as to form, have been prepared in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and the Department of Insurance of the State of Connecticut, which are currently considered generally accepted accounting principles for mutual life insurance companies and their life insurance subsidiaries.

    The Financial Accounting Standards Board, which has no role in establishing regulatory accounting practices, issued Interpretation 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, and Statement of Financial Accounting Standards

No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts. The American Institute of Certified Public Accountants, which also has no role in establishing regulatory accounting practices, issued Statement of Position 95-1, Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises. These pronouncements will require mutual life insurance companies to modify their financial statements in order to continue to be in accordance with generally accepted accounting principles, effective for financial statements issued for 1996 and prior periods presented. The manner in which policy reserves, new business acquisition costs, asset valuations and related tax effects are recorded will change. Management has not determined the impact of such changes on the Company's Statement of Income, but believes implementation of these pronouncements will cause policyholders contingency reserves to increase.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

    The following is a description of the Company's current principal accounting policies and practices.

    a.  INVESTMENTS

    Bonds and stocks are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost, preferred stocks in good standing at cost, and common stocks, except for unconsolidated subsidiaries, at fair value based upon quoted market value.

    As promulgated by the National Association of Insurance Commissioners, Massachusetts Mutual adopted the retrospective method of accounting for amortization of premium and discount on mortgage backed securities as of December 31, 1994. Prepayment assumptions for mortgage backed securities were obtained from a prepayment model, which factors in mortgage type, seasoning, coupon, current interest rate and the economic environment. The effect of this change, $44.5 million, was recorded as of December 31, 1994 as an increase to policyholders' contingency reserves on the Statement of Financial Position and had no material effect on 1995 net income. Through December 31, 1994, MassMutual amortized premium and discount on bonds into investment income over the stated lives of the securities. Connecticut Mutual used the retrospective method of amortization.

    Mortgage loans are valued at principal less unamortized discount. Real estate is valued at cost less accumulated depreciation, impairments and mortgage encumbrances. Encumbrances totaled $2.9 million in 1995 and $16.1 million in 1994. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

    Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. Short-term investments are stated at amortized cost, which approximates fair value.

    Investments in unconsolidated subsidiaries, joint ventures and other forms of partnerships are included in other investments on the Statement of Financial Position and are accounted for using the equity method.

    On July 15, 1994, DHC Inc., a wholly-owned subsidiary of Connecticut Mutual, sold its 100 percent ownership in GroupAmerica Insurance Company to Veritus, Inc. for $52.1 million in cash.

    In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves, as prescribed or permitted by the regulatory authorities, stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments.

    The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments, as well as other financial instruments, including financial futures, U.S. Treasury purchase commitments, options, interest rate swaps, interest rate caps and interest rate floors. These interest rate related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital gains of $110.5 million in 1995, net realized after tax capital losses of $152.6 million in 1994 and net realized after-tax capital gains of $127.2 million in 1993 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $5.0 million in 1995, $45.8 million in 1994 and $71.6 million in 1993. In 1994, the Company's Interest Maintenance Reserve resulted in a net loss deferral. In accordance with the practices of the National Association of Insurance Commissioners, the 1994 balance was recorded as a reduction of policyholders' contingency reserves.

    Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders' contingency reserves.

    b.  SEPARATE ACCOUNTS

    Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contract holders. Assets consist principally of publicly traded marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

    c.  NON-ADMITTED ASSETS

    Assets designated as "non-admitted" (principally prepaid pension costs, certain fixed assets, receivables and Interest Maintenance Reserve, when in a net loss deferral position) are excluded from the Statement of Financial Position by an adjustment to policyholders' contingency reserves.

    d.  POLICYHOLDERS' RESERVES AND FUNDS

    Policyholders' reserves for life contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners' Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 2.5 to 6.0 percent.

    Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee funds are based on accepted actuarial methods computed principally using the 1951, 1971, 1983 group and individual annuity tables with assumed interest rates ranging from 2.25 to
11.25 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $10,290.5 million (fair value of $10,508.9 million as determined by discounted cash flow projections). Accident and health policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods and various morbidity tables.

    During 1995 and 1994, the Company changed its valuation basis for certain disability income contracts. The effects of these changes, $108.2 million in 1995 and $51.1 million in 1994, were recorded as decreases to policyholders' contingency reserves.

    e.  PREMIUM AND RELATED EXPENSE RECOGNITION

    The Company recognizes life insurance premium revenue annually on the anniversary date of the policy. Annuity premium is recognized when received. Accident and health premiums are recognized as revenue when due. Premiums are recognized when due for the policies issued by Connecticut Mutual. Commissions and other costs related to issuance of new policies, maintenance and settlement costs are charged to current operations.

    f.  POLICYHOLDERS' DIVIDENDS

    The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders' contingency reserves and consider investment and mortality experience, expenses and federal income tax charges.

    g.  CASH AND SHORT-TERM INVESTMENTS

    For purposes of the Statement of Cash Flows, the Company considers all highly liquid short-term investments purchased with a maturity of twelve months or less to be cash equivalents.

2.  POLICYHOLDERS' CONTINGENCY RESERVES
    Policyholders' contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

    a.  SURPLUS NOTES

    The Company issued surplus notes of $100.0 million at 7 1/2 percent and $250.0 million at 7 5/8 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts ("the Commissioner").

    All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

    Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, beginning on September 1, 1994, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, beginning on May 15, 1994, to holders of record on the preceding May 1 or November 1, respectively. In accordance with regulations of the National Association of Insurance Commissioners, interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million and $22.8 million was approved and paid in 1995 and 1994, respectively.

    The proceeds of the notes, less a $35 million reserve in 1995 and 1994 and a $25 million reserve in 1993 for contingencies associated with the issuance of the notes, are recorded as a component of the Company's policyholders' contingency reserves as approved by the Commissioner. These reserves, as permitted by the Massachusetts Division of Insurance, are included in investment reserves on the Statement of Financial Position.

    b.  OTHER POLICYHOLDERS' CONTINGENCY RESERVES

    As required by regulatory authorities, contingency reserves established to protect group life and annuity policyholders are $37.8 million in 1995 and $36.3 million in 1994.

3.  EMPLOYEE BENEFIT PLANS
    The Company's employee benefit plans include plans in place for the employees of Massachusetts Mutual and Connecticut Mutual prior to the merge. These plans, which were managed separately, reflect different assumptions for 1995 and 1994. The separate plans will continue into 1996 using similar assumptions were appropriate. Employees previously covered by the Connecticut Mutual plans will continue coverage under these plans. All other employees, including employees hired after the merger date, will be covered by the Massachusetts Mutual benefit plans.

    a.  PENSION

    The Company has two non-contributory defined benefit plans covering substantially all of its employees. One plan includes employees employed by
MassMutual prior to December 31, 1995 and the other includes employees previously employed by Connecticut Mutual. Benefits are based on the employees' years of service, compensation during the last five years of employment and estimated social security retirement benefits. The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87,
Employers' Accounting for Pensions. Accordingly, as permitted by the Massachusetts Division of Insurance, the Company has recognized a pension asset of $37.7 million and $37.6 million in 1995 and 1994, respectively. The net pension asset of $34 million associated with the Connecticut Mutual plan has been non-admitted in the financial statements in accordance with Connecticut insurance regulations. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1995 and 1994. The assets of the Plan are invested in the Company's general account and separate accounts.

    The benefit status of the defined benefit plans as of December 31 is as follows:

                                                                                       1995       1994
                                                                                     ---------  ---------
                                                                                        (IN MILLIONS)
Accumulated benefit obligation.....................................................  $   537.5  $   451.9
Vested benefit obligation..........................................................      525.7      437.4
Projected benefit obligation.......................................................      622.5      529.5
Plan assets at fair value..........................................................      941.3      814.7

    The following rates were used in determining the actuarial present value of both the accumulated and projected benefit obligation.

                                                                         MASSMUTUAL      CONNECTICUT MUTUAL
                                                                            PLAN                PLAN
                                                                       ---------------  ---------------------
Discount rate -- 1995................................................          7.5%              7.75 %
Discount rate -- 1994................................................          8.0               8.5
Increase in future compensation levels...............................          5.0               5.0
Long-term rate of return on assets...................................         10.0               9.0

    The Company also has defined contribution plans for employees and agents. The expense credited to operations for all pension plans is $10.9 million in 1995, as compared to charged to operation of $5.0 million in 1994 and $4.0 million in 1993.

    b.  LIFE AND HEALTH

    Certain life and health insurance benefits are provided to retired employees and agents through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. In 1993, the Company adopted the National Association of Insurance Commissioners' accounting standard for postretirement benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees.

    The following rates were used in determining the accumulated postretirement benefit liability.

                                                                         MASSMUTUAL   CONNECTICUT MUTUAL
                                                                            PLAN             PLAN
                                                                        ------------  ------------------
Discount rate -- 1995.................................................         7.5%             8.5%
Discount rate -- 1994.................................................         8.0              7.5
Assumed increases in medical cost rates
  in the first year
    (for all).........................................................         7.5
    (for those born prior to 1965)....................................                         12.0
    (for those born after 1965).......................................                          9.5
  declining to
    (for all).........................................................         5.0
    (for those born prior to 1965)....................................                          6.0
    (for those born after 1965).......................................                          5.5
  within..............................................................     6 years          7 years

    The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 1995 and 1994, the net unfunded accumulated benefit obligation was $109.2 million and $108.1 million, respectively, for employees and agents eligible to retire or currently retired and $42.7 million and $36.9 million, respectively, for participants not eligible to retire. A Retired Lives Reserve Trust was funded to pay life insurance premiums for certain retired employees. Trust assets available for benefits were $22.5 million in 1995.

    The expense for 1995, 1994 and 1993 was $22.9 million, $19.8 million and $23.4 million, respectively. A one percent increase in the annual assumed increase in medical cost rates would increase the 1995 accumulated postretirement benefit liability and benefit expense by $8.5 million and $1.4 million, respectively.

4.  RELATED PARTY TRANSACTIONS
    At the end of 1994, the Company executed two reinsurance agreements with its subsidiary, MML Pension Insurance Company ("MML Pension"). In the first of these contracts, the Company assumed all of the single premium immediate annuity business written by MML Pension through either an assumption provision or a coinsurance provision. The second contract ceded the Company's group life, accident and health business to MML Pension. Additionally, a reinsurance agreement previously in place, ceding all of the Company's single premium immediate annuity business, was terminated. These contracts were concurrently executed at the end of business on December 31, 1994 and were accounted for as a bulk reinsurance transaction. Accordingly, assets were transferred at fair value and liabilities were transferred at statutory carrying value. These transfers did not impact the 1994 Statement of Income of either company. The net effect of these transactions decreased the Company's assets and liabilities by $174.6 million in 1994. During 1995, the gain from operations of this business was reflected as a $41 million dividend received from the subsidiary which was recorded as net investment income on the Statement of Income.

5.  FEDERAL INCOME TAXES
    Provision for federal income taxes is based upon the Company's best estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of equity tax, using the most current information, and other miscellaneous temporary differences, such as reserves, acquisition costs, and restructuring costs, resulted in an effective tax rate which is other than the statutory tax rate.

    The Internal Revenue Service has completed examining the Company's income tax returns through the year 1989 for Massachusetts Mutual and 1991 for Connecticut Mutual, and is currently examining Massachusetts Mutual for the years 1990 through 1992. The Company believes any adjustments resulting from such examinations will not materially affect its financial statements.

    Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1995 and 1994. The Company records the estimated effects of anticipated revisions in the Statement of Income.

    Massachusetts Mutual and Connecticut Mutual plan to file their 1995 federal income tax returns on a consolidated basis with their life and non-life affiliates. The Companies' and their life and non-life affiliates are subject to a written tax allocation agreement which allocates tax liability in a manner permitted under Treasury regulations. Generally, the agreement provides that loss members shall be compensated for the use of their losses and credits by other members.

    Federal tax payments were $175.2 million in 1995 and $291.1 million in 1993. In 1994, the Company had federal tax refunds of $23.4 million. At December 31, 1995 and 1994, the Company established a liability for federal income taxes of $338.5 million and $229.9 million, respectively.

6.  INVESTMENTS
    The  Company  maintains  a  diversified  investment  portfolio.   Investment
policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

    a.  BONDS

    The carrying value and estimated fair value of bonds are as follows:

                                                                      DECEMBER 31, 1995
                                                      -------------------------------------------------
                                                                     GROSS        GROSS      ESTIMATED
                                                       CARRYING    UNREALIZED  UNREALIZED      FAIR
                                                         VALUE       GAINS       LOSSES        VALUE
                                                      -----------  ----------  -----------  -----------
                                                                        (IN MILLIONS)
U. S. Treasury Securities and Obligations of U. S.
 Government Corporations and Agencies...............  $   9,391.5  $    837.0   $    43.3   $  10,185.2
Debt Securities issued by Foreign Governments.......        261.9        27.9         0.1         289.7
Mortgage-backed securities..........................      3,265.4       176.3         9.4       3,432.3
State and local governments.........................        106.0        15.2         0.1         121.1
Industrial securities...............................      9,030.7       762.8        57.8       9,735.7
Utilities...........................................      1,417.6       152.4         2.9       1,567.1
Affiliates..........................................        152.1         4.4         1.2         155.3
                                                      -----------  ----------  -----------  -----------
  TOTAL.............................................  $  23,625.2  $  1,976.0   $   114.8   $  25,486.4

                                                                     DECEMBER 31, 1994
                                                      ------------------------------------------------
                                                                     GROSS       GROSS      ESTIMATED
                                                       CARRYING    UNREALIZED  UNREALIZED     FAIR
                                                         VALUE       GAINS       LOSSES       VALUE
                                                      -----------  ----------  ----------  -----------
                                                                       (IN MILLIONS)
U. S. Treasury Securities and Obligations of U. S.
 Government Corporations and Agencies...............  $   7,362.0  $    154.4  $    388.3  $   7,128.1
Debt Securities issued by Foreign Governments.......        124.5         2.5         7.7        119.3
Mortgage-backed securities..........................      3,410.5        55.6       176.7      3,289.4
State and local governments.........................        138.2         5.2         6.4        137.0
Industrial securities...............................     10,991.4       230.2       436.3     10,785.3
Utilities...........................................      1,147.2        71.3        30.6      1,187.9
Affiliates..........................................        124.4         9.7         8.6        125.5
                                                      -----------  ----------  ----------  -----------
  TOTAL.............................................  $  23,298.2  $    528.9  $  1,054.6  $  22,772.5

    The carrying value and estimated fair value of bonds at December 31, 1995 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                                             ESTIMATED
                                                                                CARRYING       FAIR
                                                                                  VALUE        VALUE
                                                                               -----------  -----------
                                                                                    (IN MILLIONS)
Due in one year or less......................................................  $   2,578.8  $   2,747.9
Due after one year through five years........................................      3,625.8      3,824.3
Due after five years through ten years.......................................      5,356.3      5,857.2
Due after ten years..........................................................      3,858.0      4,410.9
                                                                               -----------  -----------
                                                                                  15,418.9     16,840.3
Mortgage-backed securities, including securities guaranteed by the U.S.
 Government..................................................................      8,206.3      8,646.1
                                                                               -----------  -----------
  TOTAL......................................................................  $  23,625.2  $  25,486.4

    Proceeds from sales of investments in bonds were $8,068.8 million during 1995, $5,624.1 million during 1994 and $5,543.5 million during 1993. Gross capital gains of $255.5 million in 1995, $100.3 million in 1994 and $318.4 million in 1993 and gross capital losses of $67.1 million in 1995, $195.8 million in 1994 and $98.4 million in 1993 were realized on those sales, a portion of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

    b.  STOCKS

    Preferred stocks in good standing had fair values of $88.0 million in 1995 and $137.9 million in 1994, using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks. Common stocks, except for unconsolidated subsidiaries, had a cost of $547.7 million in 1995 and $273.7 million in 1994.

    c.  MORTGAGES

    The fair value of  mortgage loans, as determined  from a pricing matrix  for
performing   loans  and   the  estimated   underlying  real   estate  value  for
non-performing loans, approximated carrying value less valuation reserves held.

    The Company acts as mortgage servicing agent and guarantor for $50.1 million of mortgage loans sold in 1985. As guarantor, the Company is obligated to advance unpaid principal and interest on any delinquent loans and to repurchase mortgage loans under certain circumstances including mortgagor default.

    d.  OTHER

    The carrying value of investments which were non-income producing for the preceding twelve months was $76.9 million and $130.9 million at December 31, 1995 and 1994, respectively. The Company had restructured loans with book values of $415.0 million, and $543.7 million at December 31, 1995 and 1994, respectively. The loans typically have been modified to defer a portion of the contracted interest payments to future periods. Interest deferred to future periods totaled $3.4 million in 1995, $5.9 million in 1994 and $10.2 million in 1993. The Company made voluntary contributions to the Asset Valuation Reserve of $52.7 million in 1994 and $51.5 million in 1993 for these restructured loans. No additional voluntary contribution was made in 1995.

    It is not practicable to determine the fair value of policy loans as they do not have a stated maturity.

7.  PORTFOLIO RISK MANAGEMENT
    The Company manages its investment risks to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these instruments, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. The Company does not hold or issue financial instruments for trading purposes.

    The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

    The   Company  is  exposed   to  credit-related  losses   in  the  event  of
nonperformance by counterparties to financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $84.9 million and $88.4 million at December 31, 1995 and 1994, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized.

    The Company enters into financial futures contracts for the purpose of managing interest rate exposure. The Company's futures contracts are exchange traded with minimal credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Gains and losses on financial futures contracts are recorded when the contract is closed and amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. As of December 31, 1995, the Company did not have any open financial futures contracts.

    The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest rates calculated by reference to an agreed-upon notional principal amount. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statement of Financial Position. Gains and losses realized on the termination of contracts amortized through the Interest Maintenance Reserve over the remaining life of the associated contract. At December 31, 1995 and 1994, the Company had swaps with notional amounts of $1,841.8 million and $2,819.2 million, respectively. The fair values of these instruments were $10.1 million at December 31, 1995 and $49.6 million at December 31, 1994.

    Options grant the purchaser the right to buy or sell a security at a stated price within a stated period. The Company's option contracts have terms of up to two years. The amounts paid for options purchased are included in other investments on the Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. At December 31, 1995 and 1994, the Company had option contracts with notional amounts of $1,876.2 million and $2,262.1 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $18.4 million and $24.4 million, which had fair values of $48.1 million and $10.4 million at December 31, 1995 and 1994, respectively.

    Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a given rate. Interest rate floor agreements grant the purchaser the right to receive the excess of a given rate over a referenced interest rate. Amounts paid for interest rate caps and floors are amortized into interest income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to interest income and included in the Statement of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are amortized through the Interest Maintenance Reserve over the remaining life of the associated cap or floor agreement. At December 31, 1995 and 1994, the company had agreements with notional amounts of $3,366.3 million and $2,617.0 million, respectively. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $14.0 million and $12.1 million at December 31, 1995 and 1994, respectively. The fair values of these instruments were $30.8 million and $6.0 million at December 31, 1995 and 1994, respectively.

    The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. Notional amounts relating to asset and currency swaps totaled $323.7 million and $220.0 million at December 31, 1995 and 1994, respectively. The fair values of these instruments were an unrecognized gain of $4.6 million at December 31, 1995 and $2.8 million at December 31, 1994.

    The Company enters into forward U.S. Treasury commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the Interest Maintenance Reserve over the remaining life of the asset. At December 31, 1995 and 1994, the Company had
U. S. Treasury purchase commitments which will settle during the following year with contractual amounts of $292.4 million and $1,000.0 million and fair values of $298.8 million and $989.2 million, respectively.

8.  LIQUIDITY
    The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1995 are illustrated below:

                                                                                   (IN MILLIONS)
Total policyholders' reserves and funds and separate account liabilities...  $   44,474.9
Not subject to discretionary withdrawal....................................      (6,640.2)
Policy loans...............................................................      (4,518.4)
                                                                             ------------
  Subject to discretionary withdrawal......................................                $   33,316.3
                                                                                           ------------
Total invested assets, including separate investment accounts..............  $   49,184.1
Policy loans and other invested assets.....................................     (12,383.0)
                                                                             ------------
Readily marketable investments.............................................                $   36,801.1
                                                                                           ------------

9.  BUSINESS RISKS AND CONTINGENCIES
    The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1995, the Company elected not to admit $17.6 million of guaranty fund premium tax offset receivables relating to prior assessments.

    The Company is involved in litigation arising out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

10. SUBSEQUENT EVENTS
    On January 5, 1996, the Company signed a definitive agreement for the sale of MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including MML Pension Insurance Company, which comprises the Company's group life and health business, to WellPoint Health Networks, Inc. for $380 million. The closing of the sale is contingent upon approval by regulatory authorities. Since the transaction is not expected to close until late in the first quarter of 1996, management has not determined the final gain on the sale.

    The following table presents certain financial information as it pertains to MassMutual Holding Company Two, Inc. and its effects on the Company's financial statements.

                                                                                       1995       1994
                                                                                     ---------  ---------
                                                                                        (IN MILLIONS)
Other Invested Assets..............................................................  $   187.8  $   173.9
Net Gain From Operations...........................................................       41.0        0.0
Unrealized Capital Gain (Loss).....................................................       13.9      (12.5)

11. SUBSIDIARIES AND AFFILIATED COMPANIES
    Summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1995 is illustrated below. The Company provides management or advisory services to most of these companies.

SUBSIDIARIES
CM Assurance Company
CM Benefit Insurance Company
CM Financial Services, LLC
CM Financial Services Series Fund I, Inc.
CM Investment Accounts, Inc.
CM Life Insurance Company
CM Transnational, S.A.
DHC, Inc.
MML Bay State Life Insurance Company
MassMutual Holding Company
MassMutual Holding Company Two, Inc.
MML Series Investment Fund
MassMutual Institutional Funds
Oppenheimer Value Stock Fund

    SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY
    Cornerstone Real Estate Advisors, Inc.
    DLB Acquisition Corporation
    MML Investors Services, Inc.
    MML Real Estate Corporation (liquidated during 1995)
    MML Realty Management Corporation
    MML Reinsurance (Bermuda) Ltd.
    Mass Seguros De Vida S.A. (Chile)
    MassLife Seguros De Vida S.A. (Argentina)
    MassMutual/Carlson CBO N.V.
    MassMutual Corporate Value Limited
    MassMutual International (Bermuda) Limited
    Oppenheimer Acquisition Corporation
    Westheimer 335 Suites, Inc.

    SUBSIDIARIES OF DHC, INC.
    CM Advantage Inc.
    CM Insurance Services, Inc.
    CM International, Inc.
    CM Property Management, Inc.
    G.R. Phelps & Company, Inc.
    State House 1 Corp.
    Urban Properties, Inc.

    SUBSIDIARIES OF DLB ACQUISITION CORPORATION
    Concert Capital Management, Inc.
    David L. Babson and Company, Inc.

    SUBSIDIARIES OF MASSMUTUAL CORPORATE VALUE LIMITED
    MassMutual Corporate Value Partners Limited

SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY TWO, INC.
MassMutual Holding Company Two MSC, Inc.

    SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY TWO MSC, INC.
    Benefit Panel Services, Inc.
    MML Pension Insurance Company
    MassMutual of Ireland, Limited
    National Capital Health Plan, Inc.
    National Capital Preferred Provider Organization
    Sloans Lake Management Corporation

AFFILIATES
MassMutual Corporate Investors
MassMutual Participation Investors

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To Panorama Separate Account of Connecticut Mutual
           Life Insurance Company and to the Owners of Units of Interest Therein:

   We have audited the accompanying statement of net assets of Panorama Separate Account of Connecticut Mutual Life Insurance Company as of December 31, 1995, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panorama Separate Account of Connecticut Mutual Life Insurance Company as of December 31, 1995, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

                                                          ARTHUR ANDERSEN LLP
   Hartford, Connecticut
   February 15, 1996

   PERFORMANCE -- TOTAL RETURN1

                                                                                                         NON-STANDARD3
                                                                                                            AVERAGE
                                                                                                            ANNUAL
                                                                                                         TOTAL RETURN
                                                        STANDARD2 AVERAGE ANNUAL                             AS OF
                                                      TOTAL RETURN AS OF 12/31/95                          12/31/95
                                  DECEMBER
                                  31, 1995                                                    SINCE
        SUB-ACCOUNTS             UNIT VALUE     ONE YEAR      FIVE YEAR      TEN YEAR      INCEPTION4      ONE YEAR
      MONEY MARKET5
       Tax-Qualified Plan
        Contracts                  2.287780        -0.05%         2.58%          4.86%          5.94%          4.69%
       Non Tax-Qualified Plan
        Contracts                  2.287780        -0.05%         2.58%          4.86%          5.94%          4.69%
      SEVEN DAY YIELD:
       (12/24/95 -- 12/31/95)
       Annualized 4.56%
       Effective 4.66%
      INCOME
       Tax-Qualified Plan
        Contracts                  4.078803        12.20%         8.36%          8.36%         10.43%         17.58%
       Non Tax-Qualified Plan
        Contracts                  3.825614        12.20%         8.36%          8.36%          9.93%         17.58%
      TOTAL RETURN
       Tax-Qualified Plan
        Contracts                  5.171950        17.86%        13.31%         11.61%         13.02%         23.53%
       Non Tax-Qualified Plan
        Contracts                  4.932613        17.86%        13.31%         11.61%         12.61%         23.53%
      GROWTH
       Tax-Qualified Plan
        Contracts                  8.706503        30.15%        18.86%         14.18%         16.61%         36.48%
       Non Tax-Qualified Plan
        Contracts                  7.812045        30.15%        18.86%         14.18%         15.71%         36.48%

                                                                   SINCE
        SUB-ACCOUNTS               FIVE YEAR      TEN YEAR      INCEPTION4
      MONEY MARKET5
       Tax-Qualified Plan
        Contracts                      3.34%          4.86%          5.94%
       Non Tax-Qualified Plan
        Contracts                      3.34%          4.86%          5.94%
      SEVEN DAY YIELD:
       (12/24/95 -- 12/31/95)
       Annualized 4.56%
       Effective 4.66%
      INCOME
       Tax-Qualified Plan
        Contracts                      9.17%          8.36%         10.43%
       Non Tax-Qualified Plan
        Contracts                      9.17%          8.36%          9.93%
      TOTAL RETURN
       Tax-Qualified Plan
        Contracts                     14.17%         11.61%         13.02%
       Non Tax-Qualified Plan
        Contracts                     14.17%         11.61%         12.61%
      GROWTH
       Tax-Qualified Plan
        Contracts                     19.76%         14.18%         16.61%
       Non Tax-Qualified Plan
        Contracts                     19.76%         14.18%         15.71%

       PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE AND IS NOT AN
                         INDICATION OF FUTURE RETURNS.
   THE INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT WILL FLUCTUATE
                         SO THAT AN INVESTOR'S SHARES,
     WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THE ORIGINAL INVESTMENT.

     1. All returns take into consideration all ongoing investment, mortality and expense charges pertaining to Panorama Separate Account contracts as well as the annual maintenance charge paid from each contract. Total return figures include reinvestment of all dividends and capital gains.
     2. The "standard" returns assume the contract is surrendered at the end of the calculation period and incurs a 5%, 4% or 0% surrender charge, depending on the length of time invested. For the 10 year calculation, the surrender charge is 0%.
     3. The "non-standard" returns assume the contract is still in force and therefore do not take into consideration the surrender charge.
     4. Inception was January 21, 1982 except for the Total Return Sub-Account, which began on September 30, 1982.
     5. Amounts allocated to the Money Market Sub-Account are invested in the Money Market Portfolio of Series Fund I. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT THE MONEY MARKET PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                                                                 PANORAMA
SEPARATE ACCOUNT OF
                                                                 CONNECTICUT
MUTUAL LIFE INSURANCE COMPANY
  UNIT VALUES, PERCENT CHANGES
                                                                 December 31,
1995

                                                                        DECEMBER 31,      DECEMBER 31,
                                                                            1994              1995
  S U B - A C C O U N T S                                               UNIT VALUE*       UNIT VALUE*      PERCENT CHANGE

  MONEY MARKET                                                            2.183169          2.287780           +4.79%
  INCOME
    Tax-Qualified Plan Contracts                                          3.465955          4.078803          +17.68%
    Non Tax-Qualified Plan Contracts                                      3.250807          3.825614          +17.68%

   TOTAL RETURN
    Tax-Qualified Plan Contracts                                          4.183148          5.171950          +23.64%
    Non Tax-Qualified Plan Contracts                                      3.989561          4.932613          +23.64%
   GROWTH
    Tax-Qualified Plan Contracts                                          6.374619          8.706503          +36.58%
    Non Tax-Qualified Plan Contracts                                      5.719724          7.812045          +36.58%

                                                                       PERCENT CHANGE
                                                                           SINCE
  S U B - A C C O U N T S                                               INCEPTION**
  MONEY MARKET                                                            +128.78%
  INCOME
    Tax-Qualified Plan Contracts                                          +307.88%
    Non Tax-Qualified Plan Contracts                                      +282.56%
   TOTAL RETURN
    Tax-Qualified Plan Contracts                                          +417.20%
    Non Tax-Qualified Plan Contracts                                      +393.26%
   GROWTH
    Tax-Qualified Plan Contracts                                          +770.65%
    Non Tax-Qualified Plan Contracts                                      +681.20%

                                       * These  unit values  do not  reflect the
                                         annual $40 contract maintenance fee  or
                                         surrender charges.
                                       ** January 21, 1982 for all sub-accounts,
                                          except  for  Total Return  which began
                                          operations on September 30, 1982.  All
                                          unit values were $1.00 at inception.

 STATEMENT OF NET ASSETS                                  PANORAMA SEPARATE ACCOUNT OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          December 31, 1995

  ASSETS
    Investments, at market:
      Connecticut Mutual Financial Services Series Fund I,
       Inc.
        Money Market Portfolio
         52,049,014 shares (Cost $52,049,014)                                       $ 52,049,014
        Income Portfolio
         63,164,897 shares (Cost $79,716,897)                                         77,819,596
        Total Return Portfolio
         403,865,451 shares (Cost $652,639,672)                                      708,268,193
        Growth Portfolio
         97,867,741 shares (Cost $208,745,216)                                       247,161,652
                                                                                 ---------------
                                                                                   1,085,298,455
    Cash                                                                                 205,980
                                                                                 ---------------
      Total Assets                                                                 1,085,504,435
                                                                                 ---------------

  LIABILITIES
    Due to Affiliates                                                                    876,710
                                                                                 ---------------
      Total Liabilities                                                                  876,710
                                                                                 ---------------
  NET ASSETS (VARIABLE ANNUITY CONTRACT LIABILITIES)                               1$,084,627,725
                                                                                 ---------------
                                                                                 ---------------

  VARIABLE ANNUITY CONTRACT LIABILITIES
  At December 31, 1995, the variable annuity contract liabilities of     UNITS OWNED BY
  the Account consisted of the following:                                 PARTICIPANTS            UNIT VALUES

  MONEY MARKET SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                           16,334,145               2.287780
    Non Tax-Qualified Plan Contracts                                        6,227,229               2.287780
    Annuity Reserve Tax-Qualified Plan Contracts                              160,104               2.287780
    Annuity Reserve Non Tax-Qualified Plan Contracts                           17,966               2.287780
  INCOME SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                           12,557,687               4.078803
    Non Tax-Qualified Plan Contracts                                        6,881,942               3.825614
    Annuity Reserve Tax-Qualified Plan Contracts                               43,774               4.078803
    Annuity Reserve Non Tax-Qualified Plan Contracts                           12,724               3.825614
  TOTAL RETURN SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                           96,555,427               5.171950
    Non Tax-Qualified Plan Contracts                                       41,857,538               4.932613
    Annuity Reserve Tax-Qualified Plan Contracts                              231,793               5.171950
    Annuity Reserve Non Tax-Qualified Plan Contracts                          156,805               4.932613
  GROWTH SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                           19,024,051               8.706503
    Non Tax-Qualified Plan Contracts                                       10,364,426               7.812045
    Annuity Reserve Tax-Qualified Plan Contracts                               38,701               8.706503
    Annuity Reserve Non Tax-Qualified Plan Contracts                            9,376               7.812045

  VARIABLE ANNUITY CONTRACT LIABILITIES
  At December 31, 1995, the variable annuity contract liabilities of    VARIABLE ANNUITY
  the Account consisted of the following:                             CONTRACT LIABILITIES
  MONEY MARKET SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                          $  37,368,930
    Non Tax-Qualified Plan Contracts                                         14,246,530
    Annuity Reserve Tax-Qualified Plan Contracts                                366,283
    Annuity Reserve Non Tax-Qualified Plan Contracts                             41,102
  INCOME SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                             51,220,331
    Non Tax-Qualified Plan Contracts                                         26,327,654
    Annuity Reserve Tax-Qualified Plan Contracts                                178,546
    Annuity Reserve Non Tax-Qualified Plan Contracts                             48,677
  TOTAL RETURN SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                            499,379,841
    Non Tax-Qualified Plan Contracts                                        206,467,036
    Annuity Reserve Tax-Qualified Plan Contracts                              1,198,822
    Annuity Reserve Non Tax-Qualified Plan Contracts                            773,458
  GROWTH SUB-ACCOUNT
    Tax-Qualified Plan Contracts                                            165,632,957
    Non Tax-Qualified Plan Contracts                                         80,967,362
    Annuity Reserve Tax-Qualified Plan Contracts                                336,950
    Annuity Reserve Non Tax-Qualified Plan Contracts                             73,246
                                                                      ---------------------
                                                                          $1,084,627,725
                                                                      ---------------------
                                                                      ---------------------

   The accompanying notes are an integral part of these financial statements.

 STATEMENT OF OPERATIONS                                  PANORAMA SEPARATE ACCOUNT OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          For the year ended December 31, 1995

                                                                                    S U B - A C C O U N T S
                                                                                                     TOTAL
                                                                  MONEY MARKET       INCOME          RETURN          GROWTH
  INVESTMENT INCOME
    Income:
      Dividends                                                    $2,786,577      $4,838,633     $ 49,668,494     $17,053,046
    Expenses:
      Mortality and Expense Risk Fees                                 374,781         555,694        4,700,248      1,352,532
                                                                 --------------  --------------  --------------  --------------
  NET INVESTMENT INCOME                                             2,411,796       4,282,939       44,968,246     15,700,514
                                                                 --------------  --------------  --------------  --------------

  REALIZED AND UNREALIZED GAIN ON INVESTMENTS
    Net Realized (Loss) Gain from Fund Share Transactions                  --        (590,495)      11,298,218      5,973,183
    Unrealized Appreciation                                                --       8,423,527       78,085,533     39,833,658
                                                                 --------------  --------------  --------------  --------------

  NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                          --       7,833,032       89,383,751     45,806,841
                                                                 --------------  --------------  --------------  --------------

  NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS             $2,411,796      $12,115,971    $134,351,997     $61,507,355
                                                                 --------------  --------------  --------------  --------------
                                                                 --------------  --------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements.

 STATEMENTS OF CHANGES IN NET ASSETS                      PANORAMA SEPARATE ACCOUNT OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          For the years ended December 31, 1995 and 1994

                                                                                 S U B - A C C O U N T S
                                                                       MONEY MARKET                       INCOME
                                                                   1995            1994            1995            1994
  INCREASE (DECREASE) IN NET ASSETS

  FROM OPERATIONS:
    Net Investment Income                                       $2,411,796      $1,533,558      $4,282,939      $4,836,914
    Realized (Loss) Gain from Fund Share Transactions                   --              --        (590,495)        163,882
    Unrealized Appreciation (Depreciation)                              --              --       8,423,527      (8,784,178)
                                                              --------------  --------------  --------------  --------------
    Net Increase (Decrease) in Net Assets Resulting from
     Operations                                                  2,411,796       1,533,558      12,115,971      (3,783,382)
                                                              --------------  --------------  --------------  --------------

  FROM UNIT TRANSACTIONS:
    Purchases by Contract Holders                               11,715,687      11,335,950       6,056,240      11,032,967
    Withdrawals by Contract Holders                             (9,341,918)    (10,870,603)     (8,264,229)     (7,437,529)
    Net Transfers (to) from other Panorama Sub-Accounts         (4,509,818)        469,904      (4,517,166)     (9,413,832)
                                                              --------------  --------------  --------------  --------------
    Net (Decrease) Increase in Net Assets from Unit
     Transactions                                               (2,136,049)        935,251      (6,725,155)     (5,818,394)
                                                              --------------  --------------  --------------  --------------
  INCREASE (DECREASE) IN NET ASSETS                                275,747       2,468,809       5,390,816      (9,601,776)
                                                              --------------  --------------  --------------  --------------
  NET ASSETS
    Beginning of Period                                         51,747,098      49,278,289      72,384,392      81,986,168
                                                              --------------  --------------  --------------  --------------
    End of Period                                               $52,022,845     $51,747,098     $77,775,208     $72,384,392
                                                              --------------  --------------  --------------  --------------
                                                              --------------  --------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements.

                   S U B - A C C O U N T S
         TOTAL RETURN                       GROWTH
     1995            1994            1995            1994

  $44,968,246     $34,140,704     $15,700,514     $6,477,544
  11,298,218       9,912,323       5,973,183       2,779,921
  78,085,533     (55,823,983)     39,833,658     (10,850,931)
--------------  --------------  --------------  --------------
 134,351,997     (11,770,956)     61,507,355      (1,593,466)
--------------  --------------  --------------  --------------

  51,284,320      86,647,735      28,930,479      30,687,768
 (43,461,737)    (33,741,199)    (10,352,991)     (7,758,931)
  (1,460,267)      2,578,456      10,486,432       6,363,573
--------------  --------------  --------------  --------------
   6,362,316      55,484,992      29,063,920      29,292,410
--------------  --------------  --------------  --------------
 140,714,313      43,714,036      90,571,275      27,698,944
--------------  --------------  --------------  --------------

 567,104,844     523,390,808     156,439,240     128,740,296
--------------  --------------  --------------  --------------
 7$07,819,157    5$67,104,844    2$47,010,515    1$56,439,240
--------------  --------------  --------------  --------------
--------------  --------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements.

 NOTES TO FINANCIAL STATEMENTS                            PANORAMA SEPARATE ACCOUNT OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          December 31, 1995

 1. ORGANIZATION
  The Panorama Separate Account (the Account) is a separate account within Connecticut Mutual Life Insurance Company (Connecticut Mutual). Although the Account is an integral part of Connecticut Mutual, it is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The assets attributable to contracts participating in the Account are held for the benefit of the participants and are not chargeable with liabilities arising out of any other business that Connecticut Mutual may conduct. Each purchase payment is allocated to one or more sub-accounts of the Account. The Account is invested exclusively in portfolios of Connecticut Mutual Financial Services Series Fund I, Inc. (the Fund). Separate sub-accounts have been established for tax-qualified and non tax-qualified assets for each portfolio. Net purchase payments and transfers between sub-accounts are applied to purchase Fund shares in the appropriate portfolio at the net asset value determined as of the end of the valuation period during which the payments were received or the transfers made.

  2. SIGNIFICANT ACCOUNTING POLICIES

  (a)FUND SHARE TRANSACTIONS - Fund share transactions are recorded on the trade date. The cost of Fund shares sold is determined on the basis of identified cost.

  (b)VALUATION OF INVESTMENT SECURITIES - The investments in shares of the Fund are valued at their closing net asset value per share as determined for the appropriate portfolio of the Fund on December 31, 1995. Valuation of securities by the Fund is discussed in Note 1 of the Fund's Notes to Financial Statements.

  (c)FEDERAL INCOME TAXES - The operations of the Account form a part of the total operations of Connecticut Mutual and are not taxed separately. Connecticut Mutual is taxed as a life insurance company under the life insurance tax provisions of the Internal Revenue Code of 1986, as amended. The Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Accordingly, no provision for income taxes has been required in the accompanying financial statements.

  3. CONTRACT CHARGES
  For assuming mortality and expense risks, Connecticut Mutual makes a daily charge equal to .002% (.73% on an annual basis) of the value of the Account's assets. A deduction of $40 per contract is made annually to cover the expense of administering the Account.

  4. SUBSEQUENT EVENT
  On September 8, 1995, the Board of Directors of Connecticut Mutual approved the merger of Connecticut Mutual and Massachusetts Mutual Life Insurance Company. Thereafter, a definitive agreement was signed by both companies. On January 27, 1996, Connecticut Mutual and its insurance subsidiary policyholders and other insureds and annuitants approved the merger. The merger was subsequently reviewed by the insurance regulatory authorities in Connecticut and Massachusetts and approved. It is anticipated that the merger will be effective on March 1, 1996.

                                                                        APPENDIX

                              A. GENERAL FORMULAE

(1) HYPOTHETICAL EXAMPLE OF THE CALCULATION OF THE ACCUMULATION UNIT VALUE FOR A SUB-ACCOUNT.

           Assume that the accumulation unit value of a sub-account at the beginning of a valuation period was $1.135000 and that the valuation period was a day. Suppose that at the end of that day the net asset value per fund share is $1.250000 and that there is a capital gain of $.000066 per fund share and a capital loss per fund share of $.000003 for that day, and that the reserve per fund share for taxes is $.000020 at the end of that day. Also assume that at the beginning of the valuation period the net asset value per fund share was $1.249536 and the reserve per fund share was $.000002.

    The net investment factor for the sub-account for this valuation period would be:

 1.250000 + 000066 - 000003 - 000020
-------------------------------------    - .000020 = 1.000387
          1.249536 - 000002

    The accumulation unit value at the end of the valuation period would be equal to the value at the beginning of the period ($1.135000 multiplied by the net investment factor for the period (1.000387), which is $1.135439.

(2) GENERAL FORMULAE FOR COMPUTING THE AMOUNTS OF THE MONTHLY ANNUITY PAYMENTS UNDER DEFERRED CONTRACTS.

                                               Accumulated Value on the Maturity Date
          Number of                               divided by 1,000 X Purchase Rate
      Annuity Units          =                 --------------------------------------
                                               Annuity Unit Value on the Maturity Date

                                                                          Net Investment Factor for
                                                                           the Preceding Valuation
                                                                                   Period
                                 Value of Annuity Unit on               ----------------------------
 Annuity Unit Value          =   Preceding Valuation Date            X   1.00 plus rate of interest
                                                                            for number of days in
                                                                          current Valuation Period
                                                                            at 3.5% yearly rate.

                                                                            Annuity Unit Value on
   Dollar Amount of          =  Number of Annuity Units in           X         Payment Date in
    Annuity Payment                  each Sub-Account                         each Sub-Account

    The determination of the Annuity Unit value and the annuity payment may be illustrated by the following hypothetical example.

    Assume that the accumulation value is $34,500. The annuitant is 70 years old on the first payment date, and the date of birth is 1907. He desires a straight life variable annuity, using one sub-account.

    As  described   under  "How   are   immediate  contract   annuity   payments
determined?", the age 70 rate ($6.37/thousand) is used. It is unadjusted for year of birth since the year of birth is between 1900 and 1919.

    If the value of a sub-account annuity unit on the date of issue is $1.100000, then the number of annuity units is 6.37 times 34.5 divided by $1.100000 or 199.786.

    Assume that the sub-account net investment factor for the valuation period preceding the Valuation Date at which an annuity payment is being calculated is
1.000179. Suppose the Annuity Unit
value on the preceding Valuation Date is $1.105000. The product of the net investment factor and this Annuity Unit value is $1.105198. This is then divided by 1.000094 which is 1.00 plus the rate of interest for a one day valuation period to neutralize the assumed investment rate of 3.5% per annum already taken into account in determining the number of Annuity Units, producing a current Annuity Unit value of $1.105094.

    The current monthly payment is then determined by multiplying the fixed number of Annuity Units by the current Annuity Unit value or 199.786 times $1.105094, which produces a current monthly payment of $220.78.

    This process would be repeated for each sub-account if more than one were to be used and the amounts arrived at would be totaled.

(3) GENERAL FORMULAE AND HYPOTHETICAL ILLUSTRATION OF ADDITIONAL BENEFIT UNDER OPTION C UNIT REFUND LIFE ANNUITY.

        Following the annuitant's death, the designated beneficiary will receive an additional payment under Option C of the then dollar value of a number of Annuity Units equal to (a) minus (b), if such difference is positive where:

                      Accumulated Value on the Maturity Date
(a)            =      --------------------------------------
                      Annuity Unit Value on the Maturity Date

                      number of Annuity Units represented by each monthly annuity
(b)            =      payment made X number of monthly payments made

    For example, if $10,000 were applied to the purchase of an annuity under this option, the value of an Annuity Unit was $2.00 on the date applied, the number of Annuity Units represented by each monthly payment was 30.5, 10 monthly payments were made prior to the date of death, and the value of an Annuity Unit on the valuation date following receipt of proof of the annuitant's death was $2.05, the amount paid to the beneficiary would be $9,624.75 computed as follows:

                {($10,000 : $2.00) - (30.5 X 10)}      X        $2.05        =
                                    (5,000 - 305)      X        $2.05        =
                                            4,695      X        $2.05        =      $9,624.75

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    a.  Financial Statements

    The following financial statements are included in Part B hereof:

    The Registrant

        1.   Report of Independent Public Accountants.

        2.   Statement of Net Assets as of December 31, 1995.

        3.   Statement of Operations for the year ended December 31, 1995.

        4. Statements of Changes in Net Assets for the years ended December 31, 1995 and 1994.

        5.   Notes to Financial Statements.

    The Depositor

        1.   Report of Independent Public Accountants.

        2. Supplemental Statement of Financial Position as of December 31, 1995 and 1994.

        3. Supplemental Statement of Income for the Years Ended December 31, 1995, 1994 and 1993.

        4. Supplemental Statement of Changes in Policyholder's Contingency Reserves for the Years Ended December 31, 1995, 1994 and 1993.

        5. Supplemental Statement of Cash Flows for the Years Ended December 31, 1995, 1994 and 1993.

        6.   Notes to Supplemental Financial Statements.

    b.  Exhibits

        1(a).Resolution of the  board of  directors of  Connecticut Mutual  Life
             Insurance Company ("CML") initially authorizing the establishment of the registrant. (1)

        2.     Not Applicable.

 3(a).     Form of Principal Underwriting Agreement between CML and Connecticut Mutual
            Financial Services, LLC. (3)

 3(b).     Form of agreements between Connecticut Mutual Financial Services, LLC and various selling broker-dealers. (4)

 3(c).     Form of Underwriting and Servicing Agreement between the Company and MML
            Investors Services, Inc. (2)

 4(a).     Individual Deferred Variable Annuity Contract. (5)

 4(b).     Individual Immediate Variable Annuity Contract. (6)

 5.        Application form(s). (7)

 6(a).     Articles of Incorporation of the Company. (2)

 6(b).     Amended and Restated Bylaws of the Company. (2)

 7.        Not Applicable.

 8.        Participation Agreement between CML and Connecticut Mutual Financial
            Services Series Fund I, Inc. (8)

 9.        Opinion and Consent of Counsel. (2)

10(a).     Consent of Coopers & Lybrand L.L.P. (2)

10(b).     Consent of Arthur Andersen LLP. (2)

11.        Not Applicable.

12.        Not Applicable.

13.        Not Applicable.

14.        Powers of Attorney. (2)

27.        EDGAR Financial Data Schedules.

------------------------
(1) Incorporated by Reference to Exhibit 1(a) of Registrant's Form N-8B-2 filed on June 26, 1981 (File No. 811-3215).

(2) Filed herewith.

(3) Incorporated by Reference to Exhibit 3(a) of Registrant's Form N-8B-2 filed on June 26, 1981 (File No. 811-3215).

(4) Incorporated by Reference to Exhibit 3(b) of Registrant's Form N-8B-2 filed on June 26, 1981 (File No. 811-3215).

(5) Incorporated by Reference to Exhibit 5(b) to Amendment No. 1 to Registrant's Form N-8B-2 filed on January 5, 1982 (File No. 811-3215).

(6) Incorporated by Reference to Exhibit 5(a) to Amendment No. 1 to Registrant's Form N-8B-2 filed on January 5, 1982 (File No. 811-3215).

(7) Incorporated by Reference to Exhibit 10 to Amendment No. 1 to Registrant's Form N-8B-2 filed on January 5, 1982 (File No. 811-3215).

(8) Incorporated by Reference to Exhibit 9(a) to Amendment No. 1 to Registrant's Form N-8B-2 filed on January 5, 1982 (File No. 811-3215).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The directors and executive vice presidents of the Company, their positions and their other business affiliations and business experience for the past two years are as follows:

DIRECTORS

    ROGER G. ACKERMAN, Director and Member, Auditing and Compensation Committees

    President, Chief Operating Officer (since 1990) Group President (1987-1990), Corning Incorporated (manufacturer of specialty materials, communication equipment and consumer products), Houghton Park, Corning, New York; Director, The Pittson Company (mining and marketing of coal for electric utility and steel industries) One Pickwick Plaza, Greenwich, Connecticut; Director (since 1993) Dow Corning Corporation; Member of Executive Committee, National Association of Manufacturers.

    JAMES R. BIRLE, Director

    President of Resolute Partners since 1994. Prior to founding Resolute Partners, he was General Partner of The Blackstone Group from 1988 to 1994, and also served as Co-Chairman and Chief Executive Officer of Wickes Companies, Inc. Mr. Birle was previously Senior Vice President and Group Executive of the General Electric Company. He is also a Director of Drexel, Inc. and The Connecticut Health and Educational Facilities Authority, and a Trustee of Villanova University and The Sea Research Foundation.

    FRANK C. CARLUCCI III, Director

    Chairman of the Carlyle Group. Mr. Carlucci has had extensive experience in government service. His past appointments include Secretary of Defense, Deputy Director of Central Intelligence, Ambassador to Portugal, Under Secretary of the Department of Health, Education and Welfare and Deputy Director of the Office of Management and Budget. Mr. Carlucci is also a Director of Ashland Oil, Inc., Bell Atlantic Corporation, Kaman Corporation and the Quaker Oats Company.

    GENE CHAO PH.D., Director

    Chairman and Chief Executive Officer of Computer Projections, Inc. since 1991. Prior to that time, Dr. Chao served as Chairman and President of Metheus Corporation and Chairman and Chief Executive Officer of the American Leadership Forum, a non-profit leadership and community building organization.

    PATRICIA DIAZ DENNIS, Director

    Senior Vice President and Assistant General Counsel for SBC Communications, Inc. Previously, Mrs. Dennis was Special Counsel to Sullivan & Cromwell for communications law matters. President Reagan appointed Mrs. Dennis to serve as a member of the National Labor Relations Board from 1983 until 1986 and then named her a Commissioner of the Federal Communications Commission where she served from 1986 until 1989. In 1992, President Bush appointed Mrs. Dennis Assistant Secretary of State for Human Rights and Humanitarian Affairs, a position she held until 1993.

    ANTHONY  DOWNS,  Director  and   Member,  Investment  and  Dividend   Policy
Committees

    Senior Fellow (since 1977), Brookings Institution; Director (since 1971) Pittway Corp.; Director (since 1992), Bedford-Property Investors, Inc.; Director (since 1992), General Growth Properties, Inc., Director (since 1977) The Urban Land Institute; Director (since 1986) NAACP Legal and Educational Defense Fund, Inc.; Director, (since 1991) National Housing Partnership Foundation.

    JAMES L. DUNLAP, Director and Member, Compensation and Organization & Operations Committees

    Senior Vice President (since 1987) of Texaco, Inc. (producer of petroleum products), and President (1987-1994), Texaco USA, 1111 Bagby, Houston, Texas.

    WILLIAM B. ELLIS PH.D., Director

    In September 1995, Mr. Ellis joined the Yale University School of Forestry and Environmental Studies as a senior fellow. He is also the retired Chairman and Chief Executive Officer of Northeast Utilities ("NU"). Mr. Ellis was associated with NU since 1976 in various capacities including President, Chief Operating Officer and Chief Executive Officer. He is also a Director of The Hartford Steam Boiler Company, the Connecticut Business and Industry Association, the Connecticut Economic Development Corporation and The Greater Hartford Chamber of Commerce.

    ROBERT M. FUREK, Director

    President and Chief Executive Officer of Heublein, Inc. Mr. Furek is also a Director of Dexter Corporation and a Trustee of Colby College.

    CHARLES K. GIFFORD, Director and Member Auditing and Investment Committees

    President (since 1989), The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts; President, Bank of Boston Corporation (bank holding company), 100 Federal Street, Boston, Massachusetts; Director, Boston Edison Co.

    WILLIAM N. GRIGGS, Director, Chairman, Auditing Committee and Member, Investment Committee

    Managing Director (since 1983), Griggs & Santow Inc. (business consultants) Suite 2509, One World Trade Center, New York, New York; Director (since 1990), T/SF Communications, Inc. (diversified publishing and communications company).

    JAMES G. HARLOW, JR., Director and Member, Dividend Policy and Auditing Committees

    Chairman and President (since 1982), Oklahoma Gas and Electric Company (electric utility), 321 North Harvey Avenue, Oklahoma City, Oklahoma; Director (since 1977), Fleming Companies (wholesale food distributors); Director (since
1994), Associated Insurance Services Limited.

    GEORGE B. HARVEY, Director

    Chairman, President and Chief Executive Officer of Pitney Bowes. Mr. Harvey is also a Director of Merrill Lynch, McGraw-Hill, Inc. and Stamford Hospital.

    BARBARA B. HAUPTFUHRER, Director, Chairman, Compensation Committee and Member, Organization and Operations Committees

    Director and Member, Compensation,  Nominating and Audit Committees,  (since
1972)  The  Vanguard  Group  of Investment  Companies  including  the following:
Windsor Fund, Wellington Fund, Morgan Growth Fund, Wellesley Income Fund, Gemini Fund, Explorer Fund, Vanguard Municipal Bond Funds, Vanguard Fixed Income Securities Fund, Vanguard World Fund, Star Fund, Vanguard Ginnie Mae Fund, Primecap Fund, Vanguard Convertible Securities Fund, Vanguard Quantitative Fund, Vanguard Index Trust, Trustees Commingled Equity Fund, Trustees Commingled Fund -- International, Vanguard Money Market Trust, Windsor II, Vanguard Asset Allocation Fund and Vanguard Equity Income Fund (principal offices, Drummers Lane, Valley Forge, Pennsylvania); Director (since 1975), The Great Atlantic and Pacific Tea Company, Inc. (operator of retail food stores); Director (since
1979), KnightRidder, Inc. (publisher of daily newspapers and operator of cable television and business information systems); Director, (since 1987), Raytheon Company, (electronics manufacturer); Director, Alco Standard Corp. (diversified manufacturer and distributor).

    SHELDON B. LUBAR, Director, Chairman/ Organization & Operations Committee and Member, Investment Committee

    Chairman (since 1977), Lubar & Co. Incorporated (investment management and advisory company) 777 East Wisconsin Avenue, Milwaukee, Wisconsin; Chairman and Director (since 1986), The Christiana Companies, Inc. (real estate development); Director; First Wisconsin National Bank and Firstar Corporation (formerly First Wisconsin Corporation, a bank holding company); Director (since 1982) Grey Wolf Drilling Co. (contract oil and gas drilling); Marshall Erdman and Associates, Inc. (design, engineering, and construction firm); SLX Energy, Inc. (oil and gas exploration); Member, Advisory Committee, Venture Capital Fund, L.P.; Prideco, Inc. (drill collar manufacturer); and Briggs & Stratton (1989-1994) (small engine manufacturer); Schwitzer, Inc. (holding company for engine parts manufacturers); Director (since 1991), Mortgage Guaranty Insurance Corporation; Director (1986-1991), Milwaukee Insurance Group Inc.; Director (since 1993), Ameritech.

    WILLIAM B. MARX, JR., Director and Member, Dividend Policy and Compensation Committees

    Executive  Vice  President and  CEO (since  1994), AT&T  Multimedia Products
Group, Chief Executive Officer (1993-1994), AT&T Network Systems Group (manufacturer and marketer of network telecommunications equipment), 475 South Street, Morristown, New Jersey.

    JOHN F. MAYPOLE, Director

    Managing Partner of the Peach State Real Estate Holding Company and a consultant to institutional investors and co-owner of family businesses since 1984. He is a Director of Bell Atlantic Corporation, Briggs Industries and the Igloo Corporation, among others.

    DONALD F. MCCULLOUGH, Director and Member, Dividend Policy and Auditing Committees

    Retired (since 1988); former Chairman and Chief Executive Officer, Collins & Aikman Corp. (manufacturer of textile products) 210 Madison Avenue, New York, New York; Director; Bankers Trust New York Corp. (bank holding company) and Bankers Trust Company; Melville Corporation (specialty retailer).

    JOHN J. PAJAK, Director, Vice-Chairman and Chief Administrative Officer

    Executive Vice President -- Operations; Executive Vice President for Corporate Administration (from 1987-1992) of MassMutual. Prior to 1987, Mr. Pajak was a Senior Vice President of MassMutual. Mr. Pajak is a member of the Board of Trustees, the Trustees' Executive Committee and the Academic Affairs Committee of Western New England College in Springfield, Massachusetts.

    BARBARA S. PREISKEL, Director, Chairman, Dividend Policy Committee and Member, Compensation Committee

    Attorney-at-Law (since 1983), The Bar Building, 36 West 44th Street, New York, New York; Director (since 1975): Textron, Inc. (diversified manufacturing company); General Electric Company (diversified manufacturer of electrical products); The Washington Post Company (publisher of daily newspaper); American Stores Company (operator of supermarkets and drugstores).

    DAVID E. SAMS, JR., President, Chief Operating Officer and Director

    President and Chief Executive Officer of Connecticut Mutual from 1993 to 1996 and Chairman of the Connecticut Mutual Board from 1994 to 1996. Prior to that time, Mr. Sams served as President and Chief Executive Officer -- Agency Group of Providian Corp. (formerly Capital Holding Corporation). Mr. Sams is also a Director of the United States Chamber of Commerce.

    THOMAS  B. WHEELER,  Chief Executive Officer,  Director and  Chairman of the
Board,  Chairman,  Investment   Committee  and  Member,   Dividend  Policy   and
Organization & Operations Committee

    Chief Executive Officer and Director of MassMutual; Director, The First National Bank of Boston and Bank of Boston Corporation (bank holding company); Massachusetts Capital Resources Company; Chairman and Director (since 1990), Oppenheimer Acquisition Corp; Two World Trade Center, New York, New York; Chairman and Director, Concert Capital Management, Inc. (wholly owned subsidiary of MassMutual Holding Company); Chairman (since 1994), MML Pension Insurance Company; Director (since 1993), Textron, Inc.

    ALFRED  M.  ZEIEN,  Director  and  Member  Organization  &  Operations   and
Compensation Committees

    Chairman   and  Chief  Executive  Officer  (since  1991),  President,  Chief
Operating Officer  and  Director  (1991)  and  Vice  Chairman  (1981-1991),  The
Gillette Company (manufacturer of personal care products), Prudential Tower Building, Boston, Massachusetts; Director; Polaroid Corporation (manufacturer of photographic products); Raytheon Company (electronics manufacturer); and Repligen Corporation; Director (since 1991), Bank of Boston Corporation (bank holding company); Trustee, University Hospital of Boston Massachusetts.

EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

    LAWRENCE V. BURKETT, JR., Executive Vice President and General Counsel

    Executive Vice President and General Counsel (since 1993), Senior Vice President and Deputy General Counsel (1992-1993), Senior Vice President and Associate General Counsel (1988-1992), Vice President and Associate General Counsel (1984-1988), MassMutual; Chairman (since 1994), Director (1993-1994), Vice President -- Law (1993-1994), MML Reinsurance (Bermuda), Ltd.; Director (since 1993), Sargasso Mutual Insurance Co., Ltd.; Director (since 1993), MassMutual Holding Company;

Director (since 1993), MassMutual of Ireland; Director, Cornerstone Real Estate Advisers, Inc., Director, MML Pension Insurance Company; Director, MassMutual Holding Company; Director, MassMutual Holding Company Two, Inc.; Director, MassMutual Holding Company Two MSC., Inc.

    JOHN B. DAVIES, Executive Vice President

    Executive  Vice President, (since 1994),  Associate Executive Vice President
(1994), General Agent (since 1982), MassMutual; Director, Cornerstone Real Estate Advisers, Inc., MML Investors Services, Inc.; Director, MML Insurance Agency, Inc.; Director, MML Insurance Agency of Ohio, Inc.; Director, Life Underwriter Training Council.

    DANIEL J. FITZGERALD, Executive Vice President

    Executive Vice President (since 1994), Senior Vice President (1991-1994), MassMutual; Director, Concert Capital Management, Inc.; Director, Cornerstone Real Estate Advisers, Inc.; Director (since 1994), President (1987-1993), MML Bay State Life Insurance Company; Director, MML Investors Services Inc.; Director, MML Pension Insurance Company; Director, MML Real Estate Corporation; Director, MML Realty Management Corporation; Director (since 1993), Vice President (since 1994), MassMutual Holding Company; Director and Vice President, MassMutual Holding Company Two, Inc.; Director and Vice President, MassMutual Holding Company Two MSC, Inc.; Director, MassMutual of Ireland.

    LAWRENCE L. GRYPP, Executive Vice President

    Executive Vice President (since 1991), Senior Vice President (1990-1991) and General Agent (1980-1990) of MassMutual; Chairman (since 1991), MML Investors Services, Inc. (wholly-owned broker-dealer subsidiary of MassMutual Holding Company); Director (since 1991), Oppenheimer Acquisition Corp., Two World Trade Center, New York, New York; Director, Concert Capital Management, Inc.

    JAMES E. MILLER, Executive Vice President

    Executive Vice President (since 1987), MassMutual; Director (since 1990) Chairman (since 1994), MassMutual of Ireland Ltd., Knockanrawley, Tipperary Town, Tipperary County, Ireland; Vice President and Treasurer, Dental Learning Systems, New York, New York; Director (since 1990), The Ethix Corporation, Beaverton, Oregon; Director, Benefit Panel Services, Los Angeles, California and National Capital Preferred Provider Organization, Washington, DC.; Director, Sloan's Lake Management Corp.; President, Chief Executive Officer and Director MML Pension Insurance Company.

    JOHN M. NAUGHTON, Executive Vice President

    Executive Vice President (since 1984), MassMutual; Chairman (since 1995), Director (since 1991), Springfield Institution for Savings, 1441 Main Street, Springfield, Massachusetts; Trustee, MassMutual Institutional Funds; Director, Oppenheimer Acquisition Corp.; Director, Concert Capital Management, Inc.; Director, Colebrook Group.

    JOHN J. PAJAK, Executive Vice President -- Chief Administrative Officer

    Executive Vice President (since 1987) MassMutual; Member of the Board of Directors, MML Pension Insurance Company, MassMutual Holding Company, MassMutual Holding Company Two, Inc.; MassMutual Holding Company Two MSC, Inc.

    GARY E. WENDLANDT, Executive Vice President

    Executive Vice President  (since 1992) and  Chief Investment Officer  (since
1993), Senior Vice President of MassMutual; President (since 1983), and Trustee (since 1986), MassMutual Corporate Investors (closed end investment company); President and Trustee (since 1988), MassMutual participation Investors; Director (since 1992), President and Chief Executive Officer (since 1994), Concert Capital Management, Inc.; Vice Chairman and Trustee (since 1993), MML Series Investment Fund (open end investment company); Chairman and Chief Executive Officer, President and Director,

MassMutual Holding Company; Director (since 1990), Oppenheimer Acquisition Fund, Two World Trade Center, New York, New York; Supervisory Director (since 1991), MassMutual/Carlson CBO N.V. (collateralized bond fund) 6 John Gorsiraweg, P.O. Box 3889, Willemsted, Curacao, Netherlands Antilles; Director (since 1992), Merrill Lynch Derivative Products, Inc., World Trade Center, North Tower, New York, New York; Chairman and Chief Executive Officer, Cornerstone Real Estate Advisers, Inc.; Chairman (since 1994), Director (since 1993) MML Real Estate Corporation; Chairman (since 1994), Director (since 1993), MML Realty Management Corporation; Director, MassMutual Corporate Value Partners, Ltd.; Director, MassMutual Corporate Value, Ltd.; Chairman and President, MassMutual Holding Company Two MSC, Inc.; Chairman and Chief Executive Officer, MassMutual Institutional Funds.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

    The assets of the Registrant, under state law, are assets of Massachusetts Mutual Life Insurance Company ("MassMutual").

    The Registrant may also be deemed to be under common control with the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: Massachusetts Mutual Variable Annuity Fund 1, Massachusetts Mutual Variable Annuity Fund 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Life Separate Accounts I and II, MML Bay State Variable Annuity Separate Account 1 and MML Bay State Variable Life Separate Account I. The Registrant may also be deemed to control MML Series Investment Fund, a Massachusetts business trust which is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940. The Registrant may also be deemed to be under common control of the following separate accounts which are exempt from registration requirements of the Investment Company Act of 1940: MML Bay State Variable Life Separate Account II; and MML Bay State Variable Life Separate Account III.

    The following corporations and trusts are controlled by MassMutual.

         1. MassMutual Holding Company Two, Inc., a Massachusetts corporation, all the stock of which is owned by MassMutual.

         2. MassMutual Holding Company, a Delaware corporation, all the stock of which is owned by MassMutual.

         3. MML Pension Insurance Company a Delaware corporation, all of the stock of which is owned by MassMutual.

         4. MML Real Estate Corporation, a Florida corporation, all of the stock of which is owned by MassMutual Holding Company.

         5. MML Realty Management Corporation, a Massachusetts corporation, all of the stock of which is owned by MassMutual Holding Company.

         6. MML Bay State Life Insurance Company, a Missouri corporation, all of the stock of which is owned by MassMutual,

         7. MML Investors Services, Inc., a Massachusetts corporation, all of the stock of which is owned by MassMutual Holding Company.

         8. MML Series Investment Fund, a Massachusetts business trust, all of the shares of which are owned by separate accounts of MassMutual and companies controlled by MassMutual.

         9. MassMutual of Ireland, Ltd., an Ireland corporation, a majority of the shares of which is owned by MassMutual Holding Company.

        10. Oppenheimer Acquisition Corporation, a Delaware corporation, a majority of the shares of which is owned by MassMutual Holding Company.

        11. MML Insurance Agency, Inc., a Massachusetts corporation, all of the stock of which is owned by MML Investors Services, Inc.

        12. MML Reinsurance (Bermuda) Ltd., a Bermuda corporation, all the stock of which is owned by MassMutual Holding Company.

        13. Westheimer 335 Suites, Inc., a Delaware corporation, all of the stock of which is owned by MassMutual Holding Company.

        14. MML Securities Corporation, a Massachusetts corporation, all of the stock of which is owned by MML Investors Services, Inc.

        15. CM Advantage, Inc., a Connecticut corporation incorporated February 27, 1984. Its business is acting as general partner in real estate limited partnerships. DHC, Inc. owns all the outstanding stock.

        16. CM Assurance Company, a Connecticut corporation incorporated July 23, 1986 (CM Insurance Company) and renamed December 15, 1987. Type of business -- life insurance, endowments, annuities, accident, disability and health insurance. [the Company] owns all the stock.

        17. CM Benefit Insurance Company, a Connecticut corporation incorporated April 22, 1986 as CM Pension Insurance Company and renamed CM Benefit Insurance Company on December 15, 1987. Type of business -- life insurance, endowments, annuities, accident, disability and health insurance. [The Company] owns all the stock.

        18. CM Insurance Services, Inc., a Connecticut corporation incorporated July 20, 1981 as DIVERSIFIED INSURANCE SERVICES OF AMERICA, INC. and renamed as CM Insurance Services, Inc. on June 23, 1992. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. DHC, Inc. owns all the issued and outstanding stock.

        19. CM Insurance Services, Inc. (Arkansas), an Arkansas corporation incorporated January 11, 1982 as Diversified Insurance Services Agency of America and renamed CM Insurance Services, Inc. on October 19, 1992. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

        20. CM Insurance Services, Inc. (Texas), a Texas corporation incorporated April 16, 1982 and renamed CM Insurance Services, Inc. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. controls 100 shares (100%) of the issued and outstanding common stock through a voting trust.

        21. CM International, Inc., a Delaware corporation incorporated July 25, 1985. Type of business -- holding a mortgage pool and issuance of collateralized mortgage obligations. DHC, Inc. owns all the outstanding stock.

        22. Connecticut Mutual Investment Accounts, Inc., a Maryland corporation incorporated December 9, 1981 as Connecticut Mutual Liquid Account, Inc. It is a diversified open-end management investment company. As of 12/31/95, the Company and its various subsidiaries owned approximately 30% of its shares.

        23. Connecticut Mutual Financial Services Series Fund I, Inc., a Maryland corporation organized August 17, 1981. It is a diversified open-end management investment company. Shares of the fund are sold only to the Company and its affiliates, primarily CML's Panorama separate account.

        24. Connecticut Mutual Financial Services, LLC, a Connecticut limited liability company formed November 10, 1994. It is a registered broker-dealer. The Company has a 99% ownership interest and CM Strategic Ventures, Inc. has a 1% ownership interest.

        25. C. M. Life Insurance Company, a Connecticut corporation incorporated April 25, 1980. Its business is the sale of life insurance, endowments, annuities, accident, disability and accident and health insurance. The Company owns all the common stock.

        26. CM Property Management, Inc., a Connecticut corporation incorporated December 27, 1976 as URBCO, Inc., and renamed CM Property Management, Inc. on October 7, 1991. Type of business -- Real estate holding company. DHC, Inc. owns all the stock.

        27. CM Stategic Ventures, Inc., a Connecticut corporation incorporated October 26, 1987. It acts as general partner in limited partnerships. All outstanding stock is held by G.R. Phelps & Co., Inc.

        28. CM Transnational, S.A., a Luxembourg corporation incorporated July 8, 1987. Type of business -- life insurance endowments and annuity contracts. The Company owns 99.7% and DHC, Inc. owns the remaining 0.3% of outstanding stock.

        29. CML Investments I Corp., a Delaware corporation incorporated December 26, 1991. This Company is organized to authorize, co-issue, sell and deliver jointly with CML Investments I L.P. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations and other collateral. CML Investments I L.P. owns all of the outstanding stock (State House I Corp. is the General Partner of CML Investments I L.P.).

        30. DHC, Inc., a Connecticut corporation incorporated December 27, 1976. Type of business -- holding company. The Company owns all the stock.

        31. Diversified Insurance Services Agency of America, Inc. (DISA Ohio), an Ohio corporation incorporated March 18, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM
    Insurance Services, Inc. holds 100 shares (100%) of the issued and outstanding Class B (non-voting) common. In addition, it controls 1 share (100%) of the issued and outstanding Class A (voting) common through a voting trust.

        32. Diversified Insurance Services Agency of America, Inc. (DISA Massachusetts), a Massachusetts corporation incorporated March 18, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

        33. Diversified Insurances Services Agency of America, Inc. (DISA Alabama), an Alabama corporation incorporated January 21, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

        34.  Diversified Insurances Services  Agency of America,  Inc. (DISA New
    York), a New York corporation incorporated January 20, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

        35. Diversified Insurances Services Agency of America, Inc. (DISA Hawaii), a Hawaii corporation incorporated January 13, 1982. Type of business -- the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

        36. G. R. Phelps & Co., Inc., a Connecticut corporation incorporated December 27, 1976 as AGCO, Inc., renamed Connecticut Mutual Financial Services, Inc. on February 10, 1981, renamed again to G. R. Phelps & Co. on May 31, 1989. Type of business -- broker/dealer and investment adviser. DHC, Inc. owns all the outstanding stock.

        37. State House I Corporation, a Delaware corporation incorporated December 26, 1991. This Company is organized to (a) act as a general partner of CML Investments I L.P. which will authorize, issue, sell and deliver, both by itself and jointly with CML Investments I Corp. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations; (b) to act as general partner of State House I L.P. which will hold a limited partnership interest in CML Investments I L.P. DHC, Inc. owns all of the outstanding stock.

        38. Sunriver Properties, Inc. -- Shell Corporation, an Oregon corporation incorporated February 8, 1965. It is not actively engaged in any business. However, its name is a valuable asset which is associated with a development project in which CML has a substantial interest. The Company owns all the outstanding stock.

        39. Urban Properties, Inc., a Delaware corporation incorporated March 30, 1970. Type of business -- general partner in limited partnerships, real estate holding and development company. DHC, Inc. owns all the outstanding stock.

ITEM 27.  NUMBER OF CONTRACT OWNERS

    The number of Contract Owners on December 31, 1995 was 26,365.

ITEM 28.  INDEMNIFICATION

    Article V of the Bylaws of Massachusetts Mutual Life Insurance Company (the "Company") provides that:

        Subject to the limitations of Massachusetts law, the Company shall indemnify: (a) each director, officer or employee; (b) any individual who serves as a director, board member, committee member, officer or employee of any organization or any separate account; or (c) any individual who serves in any capacity with respect to any employee benefit plan, from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives.

        Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards or any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

    Notwithstanding the foregoing, no indemnification shall be provided with respect to:

        (a) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

        (b) any liability to any entity which is registered as an investment company under the federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office; and

        (c) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

           In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (a), (b) and (c), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any such paragraphs.

           The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under Article V.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

    (a) Not Applicable.

    (b) MML Investors Services, Inc. ("MMLISI") is co-distributor of the Contracts. The following are the officers and directors of MMLISI.

            NAME AND PRINCIPAL
             BUSINESS ADDRESS                        POSITIONS AND OFFICES WITH MMLISI
------------------------------------------  ---------------------------------------------------
OFFICER
Gary T. Huffman                             Chief Executive Officer and Director
1295 State Street
Springfield, MA 01111
Kenneth M. Rickson                          President and Chief Operating Officer
One Monarch Place
1414 Main Street
Springfield, MA 01144-1013
Michael L. Kerley                           Second Vice President
One Monarch Place                            Chief Legal Officer
1414 Main Street                             Assistant Secretary
Springfield, MA 01144-1013
Ronald E. Thomson                           Treasurer and Second Vice President
One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

            NAME AND PRINCIPAL
             BUSINESS ADDRESS                        POSITIONS AND OFFICES WITH MMLISI
------------------------------------------  ---------------------------------------------------
Thomas J. Finnegan, Jr.                     Secretary/Clerk
1295 State Street
Springfield, MA 01111
Marilyn A. Sponzo                           Assistant Secretary
One Monarch Place
1414 Main Street
Springfield, MA 01144-1013
John E. Forrest                             Second Vice President
One Monarch Place
1414 Main Street
Springfield, MA 01144-1013
Stanley W. Farr                             Compliance Officer
One Monarch Place
1414 Main Street
Springfield, MA 01144-1013
Eileen D. Leo                               Counsel and Assistant Treasurer
One Monarch Place
1414 Main Street
Springfield, MA 01144-1013
Trudy A. Fearon                             Sr. Options Principal
One Monarch Place
1414 Main Street
Springfield, MA 01144-1013
Dennis Reyhons, CLU, ChFC                   Vice President/East and Western Regions
1295 State Street
Springfield, MA 01111
Nicholas J. Orphan                          Vice President/South
245 Peach Tree Center Ave
Suite 2330
Atlanta, GA 30303
Michael J. Begley                           Vice President/Central
1295 State Street
Springfield, MA 01111
Burvin E. Pugh, CLU, ChFC                   Vice President/West and Southern Regions
1295 State Street
Springfield, MA 01111
DIRECTOR
Peter Cuozzo, CLU, ChFC                     Director
1295 State Street
Springfield, MA 01111
Donald D. Cameron                           Director
1295 State Street
Springfield, MA 01111
Paul D. Adomato                             Director
1295 State Street
Springfield, MA 01111

            NAME AND PRINCIPAL
             BUSINESS ADDRESS                        POSITIONS AND OFFICES WITH MMLISI
------------------------------------------  ---------------------------------------------------
Lawrence L. Grypp                           Chairman/Director
1295 State Street
Springfield, MA 01111
Isadore Jermyn, FIA, ASA                    Director
1295 State Street
Springfield, MA 01111
John J. Libera, Jr., CLU                    Director
1295 State Street
Springfield, MA 01111
William McElmurray, CLU                     Director
1295 State Street
Springfield, MA 01111
John B. Davies                              Director
1295 State Street
Springfield, MA 01111
Daniel J. Fitzgerald                        Director
1295 State Street
Springfield, MA 01111
Jeanne M. Stamant                           Director
1295 State Street
Springfield, MA 01111

    Connecticut Mutual Financial Services, LLC ("CMFS") is co-distributor of the Contracts. The following are the officers and directors of CMFS.

    NAME AND PRINCIPAL
     BUSINESS ADDRESS*                             POSITIONS AND OFFICES WITH CMFS
---------------------------  ---------------------------------------------------------------------------
John D. Loewenberg           Member Representative on behalf of Massachusetts Mutual Life Insurance
                              Company and Chairman.
Emelia Bruno                 Financial and Operations Principal
Ann F. Lomeli                Secretary
Ann Iseley                   Vice President

------------------------
* The Principal Business Address for all CMFS personnel is 140 Garden Street, Hartford, Connecticut.

    (c) Not Applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    Continuum Company, Inc., Dwight Building, Second Floor, 1004 Baltimore, Kansas City, Missouri 64105, MML Investor Services, Inc., 1414 Main Street, Springfield, MA 01144-1013 and Connecticut Mutual Financial Services, LLC. at 140 Garden Street, Hartford, CT 06154, have possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.  MANAGEMENT SERVICES

    Not Applicable.

ITEM 32.  UNDERTAKINGS

    (a) Not Applicable.

    (b) The registrant undertakes that it will include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a statement of additional information.

    (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

    (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this registration statement to be signed on its behalf, in the City of Springfield and the Commonwealth of Massachusetts, on this 1st day of March, 1996.

                                          PANORAMA SEPARATE ACCOUNT
                                                  (Registrant)

                                          By:

                                             -----------------------------------
                                          Thomas B. Wheeler*, CHIEF EXECUTIVE
                                          OFFICER
                                          Massachusetts Mutual Life Insurance
                                          Company

                                          MASSACHUSETTS MUTUAL LIFE
                                          INSURANCE COMPANY
                                                  (Depositor)

                                          By:

                                             -----------------------------------
                                          Thomas B. Wheeler*, CHIEF EXECUTIVE
                                          OFFICER
                                          Massachusetts Mutual Life Insurance
                                          Company

            /s/ RICHARD M. HOWE               On March 1, 1996, as Attorney-in-Fact pursuant
-------------------------------------------
              *Richard M. Howe                to powers of attorney filed herewith.

    As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the duties indicated.

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

                                     Chief Executive Officer
-----------------------------------   and Chairman of the        March 1, 1996
        Thomas B. Wheeler*            Board

                                     Executive Vice President,
                                      Chief Financial Officer
-----------------------------------   & Chief Accounting         March 1, 1996
       Daniel J. Fitzgerald*          Officer

-----------------------------------  Director                    March 1, 1996
        Roger G. Ackerman*

-----------------------------------  Director                    March 1, 1996
          James R. Birle*

-----------------------------------  Director                    March 1, 1996
      Frank C. Carlucci, III*

-----------------------------------  Director                    March 1, 1996
         Gene Chao, Ph.D.*

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

-----------------------------------  Director                    March 1, 1996
       Patricia Diaz Dennis*

-----------------------------------  Director                    March 1, 1996
          Anthony Downs*

-----------------------------------  Director                    March 1, 1996
         James L. Dunlap*

-----------------------------------  Director                    March 1, 1996
     William B. Ellis, Ph.D.*

-----------------------------------  Director                    March 1, 1996
         Robert M. Furek*

-----------------------------------  Director                    March 1, 1996
        Charles K. Gifford*

-----------------------------------  Director                    March 1, 1996
        William N. Griggs*

-----------------------------------  Director                    March 1, 1996
       James G. Harlow, Jr.*

-----------------------------------  Director                    March 1, 1996
         George B. Harvey*

-----------------------------------  Director                    March 1, 1996
      Barbara B. Hauptfuhrer

-----------------------------------  Director                    March 1, 1996
         Sheldon B. Lubar*

-----------------------------------  Director                    March 1, 1996
       William B. Marx, Jr.*

-----------------------------------  Director                    March 1, 1996
         John G. Maypole*

-----------------------------------  Director                    March 1, 1996
       Donald F. McCullough*

-----------------------------------  Director                    March 1, 1996
          John J. Pajak*

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

-----------------------------------  Director                    March 1, 1996
       Barbara S. Preiskel*

-----------------------------------  Director                    March 1, 1996
        David E. Sams, Jr.*

-----------------------------------  Director                    March 1, 1996
         Alfred M. Zeien*

        /s/ RICHARD M. HOWE          On March 1, 1996, as Attorney-in-Fact
-----------------------------------   pursuant to powers of attorney filed
         *Richard M. Howe             herewith.

                                    EXHIBITS

                                       TO

                                    FORM N-4

                                      FOR

                           PANORAMA SEPARATE ACCOUNT

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                               INDEX TO EXHIBITS

  EXHIBIT                                                                                                            PAGE
-------------                                                                                                        -----
        3(c).  Form of Underwriting and Servicing Agreement between the Company and MML Investors Services, Inc.
        6(a).  Articles of Incorporation of the Company
        6(b).  Amended and Restated Bylaws of the Company
        9.     Opinion and Consent of Counsel
       10(a).  Consent of Coopers & Lybrand L.L.P.
       10(b).  Consent of Arthur Andersen LLP
       14.     Powers of Attorney